                      1
                                      INTERIM REPORT

                                           For the three months ended
                                           March 31, 2011

CONSOLIDATED BALANCE SHEETS
as at March 31, 2011, December 31, 2010 and January 1, 2010
(unaudited – US$ millions)

	Notes	March 31, 2011	December 31, 2010	January 1, 2010
Assets Holding company cash and investments (including assets pledged for short sale and derivative obligations – $145.3; December 31, 2010 – $137.4; January 1, 2010 – $78.9)	5, 25	1,061.0	1,540.7	1,251.6
Insurance contract receivables	10	1,748.0	1,476.6	1,376.8
		2,809.0	3,017.3	2,628.4
Portfolio investments Subsidiary cash and short term investments	5, 25	3,260.7	3,513.9	3,244.8
Bonds (cost $12,073.4; December 31, 2010 – $11,456.9; January 1, 2010 – $10,516.2)	5	12,285.3	11,748.2	10,918.3
Preferred stocks (cost $571.8; December 31, 2010 – $567.6; January 1, 2010 – $273.0)	5	730.2	583.9	292.8
Common stocks (cost $3,330.0; December 31, 2010 – $3,198.0; January 1, 2010 – $4,081.1)	5	4,590.2	4,133.3	4,893.2
Investments in associates (fair value $1,045.3; December 31, 2010 – $976.9; January 1, 2010 – $604.3)	5, 6	759.9	707.9	423.7
Derivatives and other invested assets (cost $536.2; December 31, 2010 – $403.9; January 1, 2010 – $122.5)	5, 7	556.6	579.4	142.7
Assets pledged for short sale and derivative obligations (cost $689.7; December 31, 2010 – $698.3; January 1, 2010 – $138.3)	5, 7	686.4	709.6	151.5
		22,869.3	21,976.2	20,067.0
Deferred premium acquisition costs	11	400.0	357.0	372.0
Recoverable from reinsurers (including recoverables on paid losses – $271.4; December 31, 2010 – $247.3; January 1, 2010 – $262.8)	9	4,356.2	3,757.0	3,571.1
Deferred income taxes	18, 29	666.8	490.5	299.5
Goodwill and intangible assets	12, 27	1,107.9	949.1	438.8
Other assets	13	992.8	901.0	771.6
		33,202.0	31,448.1	28,148.4
Liabilities Subsidiary indebtedness	15	2.2	2.2	12.1
Accounts payable and accrued liabilities	14	1,425.0	1,263.1	1,290.8
Income taxes payable	18	22.5	31.7	77.6
Short sale and derivative obligations (including at the holding company – $71.7; December 31, 2010 – $66.5; January 1, 2010 – $8.9)	5, 7	280.2	216.9	57.2
Funds withheld payable to reinsurers		452.0	363.2	354.9
		2,181.9	1,877.1	1,792.6
Insurance contract liabilities	8	19,986.2	18,170.2	16,418.6
Long term debt	15	2,811.7	2,726.9	2,301.2
		22,797.9	20,897.1	18,719.8
Equity	16, 28
Common shareholders’ equity		7,245.2	7,697.9	7,295.2
Preferred stock		934.7	934.7	227.2
Shareholders’ equity attributable to shareholders of Fairfax		8,179.9	8,632.6	7,522.4
Non-controlling interests		42.3	41.3	113.6
Total equity		8,222.2	8,673.9	7,636.0
		33,202.0	31,448.1	28,148.4

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2011 and 2010
(unaudited – US$ millions except per share amounts)
	Notes	2011	2010
Revenue Gross premiums written		1,801.1	1,332.1
Net premiums written		1,509.9	1,094.7
Net premiums earned		1,339.4	1,064.3
Interest and dividends	5	178.5	173.6
Share of profit (loss) of associates	5	(6.6)	7.6
Net gains (losses) on investments	5	(101.5)	597.8
Other revenue		154.4	141.8
		1,564.2	1,985.1
Expenses Losses on claims, gross	8	1,608.9	1,094.2
Less ceded losses on claims	9	(317.1)	(222.2)
Losses on claims, net		1,291.8	872.0
Operating expenses	24	279.9	219.9
Commissions, net	11	186.8	165.8
Interest expense		53.2	45.5
Other expenses	24	148.6	137.0
		1,960.3	1,440.2
Earnings (loss) before income taxes		(396.1)	544.9
Provision for (recovery of) income taxes	18	(156.6)	125.6
Net earnings (loss)		(239.5)	419.3
Attributable to:
Shareholders of Fairfax		(240.6)	418.4
Non-controlling interests		1.1	0.9
		(239.5)	419.3
Net earnings (loss) per share	17	$(12.42)	$20.47
Net earnings (loss) per diluted share	17	$(12.42)	$20.38
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	16	20,440	20,200

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2011 and 2010
(unaudited – US$ millions)
	Notes	2011	2010
Net earnings (loss)		(239.5)	419.3
Other comprehensive income (loss), net of income taxes
Change in unrealized foreign currency translation gains (losses) on foreign operations(1)		25.6	85.7
Change in gains and losses on hedge of net investment in foreign subsidiary(2)	7	(14.6)	(12.7)
Share of other comprehensive income (loss) of associates(3)		5.6	11.1
Actuarial gains (losses) on defined benefit plans(4)	20	—	(1.7)
Other comprehensive income (loss), net of income taxes		16.6	82.4
Comprehensive income (loss)		(222.9)	501.7
Attributable to:
Shareholders of Fairfax		(223.9)	500.8
Non-controlling interests		1.0	0.9
		(222.9)	501.7

(1)	Net of income tax recovery of $8.3 (2010 – income tax expense of $18.0).

(2)	Net of income tax recovery of nil (2010 – nil).

(3)	Net of income tax expense of $0.4 (2010 – nil).

(4)	Net of income tax recovery of nil (2010 – $0.6).

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2011 and 2010
(unaudited – US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share-based payments	Retained earnings	Accumulated other comprehensive income	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2011	3,247.5	3.8	(52.4)	3.2	4,394.4	101.4	7,697.9	934.7	8,632.6	41.3	8,673.9
Net earnings (loss) for the period	—	—	—	—	(240.6)	—	(240.6)	—	(240.6)	1.1	(239.5)
Other comprehensive income, net of income taxes Change in unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	25.7	25.7	—	25.7	(0.1)	25.6
Changes in gains and losses on hedge of net investment in foreign subsidiary	—	—	—	—	—	(14.6)	(14.6)	—	(14.6)	—	(14.6)
Share of other comprehensive income (loss) of associates	—	—	—	—	—	5.6	5.6	—	5.6	—	5.6
Issuance of shares	—	—	0.2	—	—	—	0.2	—	0.2	—	0.2
Purchases and amortization	—	—	(11.1)	1.2	—	—	(9.9)	—	(9.9)	—	(9.9)
Excess over stated value of common shares purchased for cancellation	—	—	—	—	—	—	—	—	—	—	—
Common share dividends	—	—	—	—	(205.9)	—	(205.9)	—	(205.9)	—	(205.9)
Preferred share dividends	—	—	—	—	(13.2)	—	(13.2)	—	(13.2)	—	(13.2)
Balance as of March 31, 2011	3,247.5	3.8	(63.3)	4.4	3,934.7	118.1	7,245.2	934.7	8,179.9	42.3	8,222.2
Balance as of January 1, 2010	3,054.8	3.8	(28.7)	—	4,269.4	(4.1)	7,295.2	227.2	7,522.4	113.6	7,636.0
Net earnings for the period	—	—	—	—	418.4	—	418.4	—	418.4	0.9	419.3
Other comprehensive income, net of income taxes Change in unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	85.7	85.7	—	85.7	—	85.7
Changes in gains and losses on hedge of net investment in foreign subsidiary	—	—	—	—	—	(12.7)	(12.7)	—	(12.7)	—	(12.7)
Share of other comprehensive income (loss) of associates	—	—	—	—	—	11.1	11.1	—	11.1	—	11.1
Actuarial gains (losses) on defined benefit plans	—	—	—	—	(1.7)	—	(1.7)	—	(1.7)	—	(1.7)
Issuance of shares	199.8	—	0.5	—	—	—	200.3	183.1	383.4	—	383.4
Purchases and amortization	(1.2)	—	—	—	—	—	(1.2)	—	(1.2)	—	(1.2)
Excess over stated value of common shares purchased for cancellation	—	—	—	—	(1.5)	—	(1.5)	—	(1.5)	—	(1.5)
Common share dividends	—	—	—	—	(200.8)	—	(200.8)	—	(200.8)	—	(200.8)
Preferred share dividends	—	—	—	—	(5.0)	—	(5.0)	—	(5.0)	—	(5.0)
Net changes in capitalization	—	—	—	—	—	—	—	—	—	(4.9)	(4.9)
Balance as of March 31, 2010	3,253.4	3.8	(28.2)	—	4,478.8	80.0	7,787.8	410.3	8,198.1	109.6	8,307.7

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2011 and 2010
(unaudited – US$ millions)

	Notes	2011	2010
Operating activities Net earnings (loss)		(239.5)	419.3
Amortization of premises and equipment and intangible assets		13.6	9.8
Net bond discount amortization		(15.3)	(6.3)
Amortization of share-based payment awards		1.2	—
(Earnings) losses on investments in associates		6.6	(7.6)
Deferred income taxes	18	(157.4)	25.0
Net (gains) losses on investments	5	101.5	(597.8)
Net (purchases) sales of securities classified as FVTPL:
Short term investments		(164.7)	401.5
Bonds		(54.7)	16.1
Preferred stocks		(8.8)	(0.6)
Common stocks		11.6	774.6
Net derivatives and short sales		(423.9)	(140.9)
		(929.8)	893.1
Changes in operating assets and liabilities	25	211.2	54.2
Cash provided by (used in) operating activities		(718.6)	947.3
Investing activities Net purchases of investments in associates	21	(51.5)	(20.8)
Net purchases of premises and equipment and intangible assets		(13.2)	(8.5)
Purchase of subsidiaries, net of cash acquired	21	306.3	—
Cash provided by (used in) investing activities		241.6	(29.3)
Financing activities Subsidiary indebtedness	15
Issuances		3.2	2.3
Repayment		(33.0)	(3.3)
Long term debt repayment	15	(2.0)	(1.9)
Net repurchases of subsidiary securities		–	(3.6)
Subordinate voting shares Issuances	16	–	200.0
Issuance costs		–	(0.3)
Repurchases		–	(2.7)
Preferred shares	28
Issuances		–	187.6
Issuance costs		–	(6.2)
Purchase of shares for treasury	28	(11.1)	—
Common share dividends	16	(205.9)	(200.8)
Preferred share dividends	28	(13.2)	(5.0)
Cash provided by (used in) financing activities		(262.0)	166.1
Increase (decrease) in cash and cash equivalents		(739.0)	1,084.1
Cash and cash equivalents – beginning of period		3,275.1	2,156.9
Foreign currency translation		14.1	(4.4)
Cash and cash equivalents – end of period	25	2,550.2	3,236.6

See accompanying notes.

Index to Notes to Consolidated Financial Statements

1.	Business Operations
2.	Basis of Presentation
3.	Summary of Significant Accounting Policies
4.	Critical Accounting Estimates and Judgments
5.	Cash and Investments
6.	Investment in Associates
7.	Short Sale and Derivative Transactions
8.	Insurance Contract Liabilities
9.	Reinsurance
10.	Insurance Contract Receivables
11.	Deferred Premium Acquisition Costs
12.	Goodwill and Intangible Assets
13.	Other Assets
14.	Accounts Payable and Accrued Liabilities
15.	Subsidiary Indebtedness and Long Term Debt
16.	Total Equity
17.	Earnings per Share
18.	Income Taxes
19.	Contingencies and Commitments
20.	Pensions and Post Retirement Benefits
21.	Acquisitions and Divestitures
22.	Financial Risk Management
23.	Segmented Information
24.	Expenses
25.	Supplementary Cash Flow Information
26.	Transition from Canadian GAAP to International Financial Reporting
Standards
Additional Annual Disclosures under IFRS for 2010
27.	Goodwill and Intangible Assets
28.	Total Equity
29.	Income Taxes
30.	Pensions and Post Retirement Benefits
31.	Financial Liabilities Maturity Profile
32.	Related Party Transactions

Notes to Consolidated Financial Statements
for the three months ended March 31, 2011 and 2010
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.   Business Operations

Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.   Basis of Presentation

The unaudited consolidated financial statements of the company for the three months ended March 31, 2011 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and International Financial Reporting Standard 1 First-time Adoption of International Financial Reporting Standards. The accounting policies used to prepare the unaudited consolidated financial statements comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and effective as at April 28, 2011 (except IFRS 9 which was early adopted as described in note 26), the day the financial statements were approved for issue by the company’s Board of Directors. Where IFRS does not contain clear guidance governing the accounting treatment of certain transactions including those that are specific to insurance products, IFRS requires judgment in developing and applying an accounting policy, which may include reference to another comprehensive body of accounting principles. In these cases, the company considers the hierarchy of guidance in International Accounting Standard 8 Accounting Policies, Changes in Accounting Estimates and Errors and may refer to accounting principles generally accepted in the United States (“US GAAP”). The unaudited consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods covered by the financial statements. Critical accounting estimates and judgments are described in note 4.

As a financial services holding company, the consolidated balance sheet is presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company’s normal operating cycle of one year would typically be considered as current, including the following balances: cash, short term investments, insurance contract receivables, deferred premium acquisition costs, subsidiary indebtedness, accounts payable and accrued liabilities, income taxes payable, and short sale and derivative obligations.

The following balances are generally considered as non-current: deferred income taxes and goodwill and intangible assets.

The following balances are generally comprised of current and non-current amounts: common and preferred stocks, bonds, derivatives and other invested assets, recoverable from reinsurers, other assets, funds withheld payable to reinsurers, insurance contract liabilities, and long term debt. The current and non-current portions of such balances are disclosed, where applicable, throughout the notes to the consolidated financial statements.

Reconciliations and explanations of the impact of the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS as at January 1, 2010 on the financial position and financial results of the company are provided in note 26. Additional disclosures prepared in accordance with IFRS for the comparative annual period have been included in notes 27 to 32. In these financial statements the term ‘Canadian GAAP’ refers to Canadian GAAP before the adoption of IFRS.

These interim consolidated financial statements should be read in conjunction with the company’s Canadian GAAP annual financial statements for the year ended December 31, 2010.

3.   Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented unless otherwise stated.

Principles of consolidation

Subsidiaries – The company’s consolidated financial statements include the assets, liabilities, equity, revenues, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity which is controlled, directly or indirectly, through ownership of more than 50% of the outstanding voting rights, or where Fairfax otherwise has the power to govern the financial and operating policies so as to obtain benefits from its activities. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date of acquisition. The operating results of subsidiaries that have been divested during the year are included up to the date control ceased and any difference between the fair value of the consideration received and the carrying value of the subsidiary are recognized in the consolidated statement of earnings. All intercompany balances, profits and transactions are eliminated in full.

The consolidated financial statements are prepared as of March 31, based on individual company financial statements at the same date. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with those of Fairfax. The consolidated financial statements include the accounts of the company and all of its subsidiaries at March 31, 2011. The principal subsidiaries are:

Canadian Insurance	Reinsurance and Insurance
Northbridge Financial Corporation (Northbridge)	Odyssey Re Holdings Corp. (OdysseyRe)
Advent Capital (Holdings) PLC (Advent)
U.S. Insurance	Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)
Crum & Forster Holdings Corp. (Crum & Forster)	Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)
First Mercury Financial Corporation (First Mercury)	Group Re, which underwrites business in:
Zenith National Insurance Corp. (Zenith National)	CRC Reinsurance Limited (CRC Re)
Wentworth Insurance Company Ltd. (Wentworth)
Asian Insurance
Fairfax Asia consists of:	Other
Falcon Insurance Company Limited (Falcon)	Hamblin Watsa Investment Counsel Ltd.
First Capital Insurance Limited (First Capital)	(Hamblin Watsa) (investment management)
The Pacific Insurance Berhad (Pacific Insurance)	Ridley Inc. (Ridley) (animal nutrition)
ICICI Lombard General Insurance Company Limited
(26% equity accounted interest) (ICICI Lombard)

Runoff
TIG Insurance Company (TIG)
Fairmont Specialty Group Inc. (Fairmont)
General Fidelity Insurance Company (GFIC)
Clearwater Insurance Company (Clearwater)
RiverStone Insurance (UK) Limited (RiverStone (UK))
RiverStone Managing Agency Limited
nSpire Re Limited (nSpire Re)

All subsidiaries are wholly-owned except for Ridley and First Capital with 73.5% and 97.7% ownership interests, respectively (December 31, 2010 – 73.5% and 97.7%, respectively). Pursuant to the transactions described in note 21, the company acquired 100% ownership interests in First Mercury and Pacific Insurance during the first quarter of 2011, and 100% ownership interests in Zenith National and GFIC during 2010.

The holding company is a financial services holding company with significant liquid resources that are generally not restricted by insurance regulators. The operating subsidiaries are primarily insurers and reinsurers that are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of operating subsidiaries to pay dividends or make distributions to parent companies. The company’s consolidated balance sheet and consolidated statement of cash flows therefore makes a distinction in classification between the holding company and the operating subsidiaries for cash and short term investments to provide additional insight into the company’s liquidity, financial leverage and capital structure.

Non-controlling interests – A non-controlling interest is initially recognized at the proportionate share of the identifiable net assets of the subsidiary on the date of its acquisition and is subsequently adjusted for the non-controlling interest’s share in changes of the acquired subsidiary’s earnings and capital. Effects of transactions with non-controlling interests are recorded in equity if there is no change in control.

Investments in associates – Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. Significant influence is presumed to exist when the company owns, directly or indirectly, between 20% and 50% of the outstanding voting rights of the investee. Assessment of significant influence is based on the substance of the relationship between the company and the investee and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. These investments are reported in investments in associates in the consolidated balance sheets, with the company’s share of profit (loss) and other comprehensive income (loss) of the associate reported in the corresponding line in the consolidated statements of earnings and consolidated statements of comprehensive income respectively. Gains and losses realized on dispositions and charges to reflect impairment in the value of associates are included in net gains (losses) on investments. Under the equity method of accounting, an investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company’s share of net assets of the associate. Any excess of the cost of acquisition over the company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition is recognized as goodwill, and is included in the carrying value of the associate. Foreign associates are translated in the same manner as foreign subsidiaries.

At each reporting date, and more frequently when conditions warrant, management assesses investments in associates for potential impairment. If management’s assessment indicates that there is objective evidence of impairment, the associate is written down to its recoverable amount, which is determined as the higher of its fair value less costs to sell and its value in use. Previously recognized impairment losses are reversed when there is evidence that there has been a change in the estimates used to determine the associate’s recoverable amount since the recognition of the last impairment loss. The reversal is recognized in the consolidated statement of earnings to the extent that the carrying value of the associate after reversal does not exceed the carrying value that would have been determined had no impairment loss been recognized in previous periods. Impairment losses and reversal of impairments are recognized in net gains (losses) on investments in the consolidated statement of earnings.

The most recent available financial statements of the associates are used in applying the equity method. The difference between the end of the reporting period of the associates and that of the company is no more than three months. Adjustments are made for the effects of significant transactions or events that occur between the dates of the associates’ financial statements and the date of the company’s financial statements.

Business combinations

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method of accounting, the consideration transferred in a business combination is measured at fair value at the date of acquisition. This consideration includes any cash paid plus the fair value at the date of exchange of assets given, liabilities incurred and equity instruments issued by the company or its subsidiaries. The consideration transferred also includes contingent consideration arrangements recorded at fair value. Directly attributable acquisition-related costs are expensed in the current period and reported within operating expenses. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and the liabilities assumed are initially recognized at fair value. To the extent that the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

Any pre-existing equity interests in an acquiree are re-measured to fair value at the date of the business combination and any resulting gain or loss is recognized in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill – Goodwill is recorded as the excess of the consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for the purpose of impairment testing. These cash-generating units represent the lowest level that goodwill is monitored for internal management purposes. On an annual basis or more frequently if there are potential indicators of impairment, the carrying value of a cash-generating unit, including its allocated goodwill, is compared to its recoverable amount which is the higher of its fair value less costs to sell and its value in use. Goodwill impairment is measured as the excess of the carrying amount over the recoverable amount of the cash-generating unit, and is charged to operating expenses in the consolidated statements of earnings. Impairment charges cannot be reversed for subsequent increases in a cash-generating unit’s recoverable amount. The estimated recoverable amounts are sensitive to the assumptions used in the valuations.

Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated, with the difference between the proceeds and carrying value of the cash-generating unit (inclusive of goodwill and unrealized balances recorded in accumulated other comprehensive income) recorded in the consolidated statement of earnings.

Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost (fair value when acquired through a business combination) and are subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method based on the estimated useful life of those intangible assets with a finite life. The intended use, expected life and economic benefit to be derived from intangible assets with a finite life are evaluated by the company when there are potential indicators of impairment. Indefinite-lived intangible assets are not subject to amortization but are assessed for impairment on an annual basis or more frequently if there are potential indicators of impairment. If events or changes in circumstances indicate that a previously recognized impairment loss has decreased or no longer exists, the reversal is recognized in the consolidated statement of earnings to the extent that the carrying amount of the intangible asset after reversal does not exceed the carrying amount that would have been had no impairment taken place.

The estimated useful lives of the company’s intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names	Indefinite
Computer software	3 to 15 years

Foreign currency translation

Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company’s functional currency and the presentation currency of the consolidated group.

Transactions and items in the consolidated balance sheet in foreign currencies – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated at the date the fair value is determined.

Translation of foreign subsidiaries – The functional currencies of some of the company’s subsidiaries (principally in Canada, the United Kingdom and Asia) differ from the consolidated group U.S. dollar presentation currency. As a result, the assets and liabilities of these subsidiaries are translated on consolidation at the rates of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rate of exchange for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income.

On consolidation, translation gains and losses arising from the translation of a monetary item that forms part of the net investment in a foreign subsidiary are recognized in accumulated other comprehensive income. Upon disposal of an investment in a foreign subsidiary, the related net translation gain or loss is reclassified from accumulated other comprehensive income to the consolidated statement of earnings as a component of the net gain or loss on disposition.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of that foreign operation and translated at the rates of exchange prevailing at the balance sheet date and translation gains and losses are recognized in accumulated other comprehensive income.

Net investment hedge – In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in other comprehensive income. The gains and losses relating to the ineffective portion of the hedge are recorded in net gains (losses) on investments in the consolidated statements of earnings. Gains and losses in accumulated other comprehensive income are recognized in net earnings when the hedged net investment in foreign operations is reduced.

Comprehensive income (loss)

Comprehensive income (loss) consists of net earnings and other comprehensive income (loss) and includes all changes in total equity during a period, except for those resulting from investments by owners and distributions to owners. Unrealized foreign currency translation amounts arising from foreign subsidiaries that do not have U.S. dollar functional currencies and changes in the fair value of the effective portion of cash flow hedging instruments on hedges of net investments in self-sustaining foreign operations are recorded in the consolidated statement of comprehensive income and included in accumulated other comprehensive income (loss) until recognized in the consolidated statement of earnings. Accumulated other comprehensive income (net of income taxes) is included on the consolidated balance sheet as a component of common shareholders’ equity. Actuarial gains and losses on defined benefit pension and post retirement plans are recorded in other comprehensive income and subsequently included in retained earnings.

Consolidated statements of cash flows

The company’s consolidated statements of cash flows are prepared in accordance with the indirect method, classifying cash flows as cash flows from operating, investing and financing activities.

Cash and cash equivalents – Cash and cash equivalents consist of holding company and subsidiary cash and short term highly liquid investments that are readily convertible into cash and have maturities of three months or less when purchased and exclude cash and short term highly liquid investments that are restricted. Cash and cash equivalents includes cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased. The carrying value of cash and cash equivalents approximates fair value.

Investments

Investments include cash and cash equivalents, short term investments, non-derivative financial assets, derivatives, real estate held for investment and investments in associates. Management determines the appropriate classifications of investments in fixed income and equity securities at their acquisition date.

Classification of non-derivative financial assets – Investments in equity instruments and those debt instruments that do not meet the criteria for amortized cost (see below) are classified as at fair value through profit or loss (“FVTPL”). Financial assets at FVTPL are carried at fair value in the consolidated balance sheet with realized and unrealized gains and losses recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Dividends and interest earned, net of interest incurred are included in the consolidated statement of earnings in interest and dividends and as an operating activity in the consolidated statement of cash flows except for interest income from mortgage backed securities. Interest from mortgage backed securities is included in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows.

A debt instrument is measured at amortized cost if (i) the objective of the company’s business model is to hold the instrument in order to collect contractual cash flows and (ii) the contractual terms of the instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Alternatively, debt instruments that meet the criteria for amortized cost may be designated at fair value through profit or loss at initial recognition if doing so eliminates or significantly reduces an accounting mismatch. The company’s business model currently does not permit any of its investments in debt instruments to be measured at amortized cost.

Investments in equity instruments that are not held for trading may be irrevocably designated at fair value through other comprehensive income (“FVTOCI”) on initial recognition. The company has not designated any of its equity instruments at FVTOCI.

Recognition and measurement of non-derivative financial assets – The company recognizes purchases and sales of financial assets on the trade date, which is the date on which the company commits to purchase or sell the asset. Transactions pending settlement are reflected in the consolidated balance sheet in other assets or in accounts payable and accrued liabilities.

Transaction costs related to financial assets classified or designated as at FVTPL are expensed as incurred.

A financial asset is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership of the asset.

Determination of fair value – Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The fair values of financial instruments are based on bid prices for financial assets and offer prices for financial liabilities. The company categorizes its fair value measurements according to a three level hierarchy described below:

Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of the majority of the company’s common stocks, equity call options and certain warrants are based on published quotes in active markets.

Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the majority of the company’s investments in bonds, derivative contracts (total return swaps and credit default swaps) and certain warrants are based on third party broker-dealer quotes.

The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheets are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. Otherwise, investments in limited partnerships are classified as Level 3 within the fair value hierarchy.

Level 3 – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these assets or liabilities or related observable inputs that can be corroborated at the measurement date.

Transfers between fair value hierarchy categories are considered effective from the beginning of the reporting period in which the transfer is identified.

The reasonableness of pricing received from third party broker-dealers is assessed by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

The reasonableness of the fair values of consumer price indices (“CPI”) linked derivative contracts are assessed by comparing the fair values received from broker-dealers to values determined using option pricing models that incorporate market observable and unobservable inputs such as the current value of the relevant CPI index underlying the derivative, the inflation swap rate, nominal swap rate and inflation volatility and by comparing to recent market transactions where available. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of future rates of inflation and related inflation volatilities.

Short term investments – Short term investments are investments with maturity dates between three months and twelve months when purchased. Short term investments are classified as at FVTPL and their carrying values approximate fair value.

Accounts receivable and accounts payable

Accounts receivable and accounts payable are recognized initially at fair value. Due to their short-term nature, carrying value is considered to approximate fair value.

Securities sold short and derivative financial instruments

Securities sold short – Securities sold short represent obligations to deliver securities which were not owned at the time of the sale. These obligations are carried at fair value with changes in fair value recorded in net gains (losses) on investments where fair value is determined based on Level 1 inputs (described above).

Derivative financial instruments – Derivative financial instruments may include interest rate, credit default, currency and total return swaps, CPI-linked, futures, forwards, warrants and option contracts all of which derive their value mainly from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values or equity instruments. A derivative contract may be traded on an exchange or over-the-counter (“OTC”). Exchange-traded derivatives are standardized and include futures and certain option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company’s forwards, CPI-linked derivatives and swaps.

The company uses derivatives principally to mitigate financial risks arising from its investment holdings and reinsurance recoverables. Derivatives that are not specifically designated or that do not meet the requirements for hedge accounting are carried at fair value on the consolidated balance sheet with changes in fair value recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Derivatives are monitored by the company for effectiveness in achieving their risk management objectives. The determination of fair value for the company’s derivative financial instruments where quoted market prices in active markets are unavailable is described in the “Investments” section above. The company has not designated any financial assets or liabilities (including derivatives) as accounting hedges except for the hedge of its net investment in Northbridge as described in note 7.

The fair value of derivatives in a gain position is presented on the consolidated balance sheets in derivatives and other invested assets in portfolio investments and in the cash, short term investments and marketable securities of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short, if any, are presented on the consolidated balance sheets in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of a contract are recorded as net gains (losses) on investments in the company’s consolidated statements of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset or liability.

The fair value of the majority of the company’s equity call options and certain warrants are based on published quotes in an active market considered to be Level 1 inputs (described above). The fair value of the majority of the company’s derivative contracts and certain warrants are based on third party broker-dealer quotes considered to be Level 2 inputs (described above). Included in Level 3 are investments in CPI-linked derivatives that are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable.

Cash collateral received from or paid to counterparties as security for derivative contract assets or liabilities respectively is included in liabilities or assets in the consolidated balance sheet. Securities received from counterparties as collateral are not recorded as assets. Securities delivered to counterparties as collateral continue to be reflected as assets in the consolidated balance sheet as assets pledged for short sale and derivative obligations.

Equity contracts – The company’s equity and equity index total return swaps contain contractual reset provisions requiring counterparties to cash-settle on a quarterly basis any market value movements arising subsequent to the prior settlement. Any cash amounts paid to settle unfavourable market value changes and, conversely, any cash amounts received in settlement of favourable market value changes are recognized by the company as net gains (losses) on investments in the consolidated statements of earnings. To the extent that a contractual reset date of a contract does not correspond to the balance sheet date, the company records net gains (losses) on investments in the consolidated statements of earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date. Final cash settlements of total return swaps are recognized as net gains (losses) on investments net of any previously recorded unrealized market value changes since the last quarterly reset date. Total return swaps require no initial net investment and at inception, their fair value is zero.

Credit contracts – The initial premium paid for a credit contract is recorded as a derivative asset and is subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of a contract are recorded as net gains (losses) on investments in the company’s consolidated statements of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline.

CPI-linked contracts – The initial premium paid for each contract is recorded as a derivative asset and is subsequently adjusted for changes in the unrealized fair value of the contract at each balance sheet date. Changes in the unrealized fair value of the contracts are recorded as net gains (losses) on investments in the company’s consolidated statements of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline.

Insurance contracts

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder. It is defined as the possibility of paying (including variability in timing payments) significantly more in a scenario where the insured event occurs than when it does not occur. Scenarios considered include only those which have commercial substance. Any contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Revenue recognition – Premiums written are deferred as unearned premiums and recognized as revenue, net of premiums ceded, on a pro rata basis over the terms of the underlying policies. Net premiums earned are reported gross of premium taxes which are included in operating expenses as the related premiums are earned. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of the premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.

Deferred premium acquisition costs – Certain costs of acquiring insurance contracts, consisting of brokers’ commissions and premium taxes are deferred and charged to income as the related premiums are earned. Deferred acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.

Provision for claims – The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company’s general insurance products and the runoff of its former insurance operations. These reserves represent the expected ultimate cost to settle claims occurring prior to, but still outstanding as of, the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses and reserves for incurred but not yet reported (“IBNR”) losses. Additionally, reserves are held for loss adjustment expenses, which include the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to income as incurred.

The company’s reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance claims and claims from the run-off of its former insurance operations. The company bases such estimates (case reserves) on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case estimates received from ceding companies. The company generally establishes these reserves on an undiscounted basis (except that amounts arising from certain workers’ compensation business are discounted as discussed below) to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company’s estimation of reserves. Between the reporting and final settlement of a claim circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company reviews and re-evaluates claims and reserves on a regular basis. Any resulting adjustments are included in the consolidated statement of earnings in the period the adjustment is made. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

The estimated liabilities for workers’ compensation indemnity lifetime benefit claims are carried in the consolidated balance sheet at discounted amounts. The company uses tabular reserving for the indemnity lifetime benefit liabilities with standard mortality assumptions, and discounts such reserves using interest rates of 3.5% to 5.0%.

The periodic discount accretion is included in the consolidated statement of earnings as a component of losses on claims.

The company also establishes reserves for IBNR claims on an undiscounted basis (except for workers’ compensation indemnity lifetime benefit claims) to recognize the estimated cost of losses for events which have already occurred but which have not yet been notified. These reserves are established to recognize the estimated costs required to bring claims for these not yet reported losses to final settlement. As these losses have not yet been reported, the company relies upon historical information and statistical models, based on product line, type and extent of coverage, to estimate its IBNR liability. The company also uses reported claim trends, claim severities, exposure growth, and other factors in estimating its IBNR reserves. The company revises these reserves as additional information becomes available and as claims are actually reported.

The time required to learn of and settle claims is an important consideration in establishing the company’s reserves. Short-tail claims, such as for property damage, are normally reported soon after the incident and are generally settled within months following the reported incident. Long-tail claims, such as pollution, asbestos and product liability, can take years to develop and additional time to settle. For long-tail claims, information concerning the event, such as the required medical treatments and the measures and costs required to clean up pollution, may not be readily available. Accordingly, the reserving analysis of long-tail lines of business is generally more difficult and subject to greater uncertainties than for short-tail claims.

Since the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event.

Estimation techniques – Claims and premium liabilities provisions are determined based upon previous claims experience, knowledge or events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies multiple techniques in estimating required provisions. This gives greater understanding of the trends inherent in the data being projected. The company’s estimates of losses and loss expenses are reached after a review of several commonly accepted actuarial projection methodologies and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;

•	estimates based upon a projection of claims numbers and average cost;

•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and,

•	expected loss ratios.

In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods and bases to the individual circumstances of the provision class and underwriting year. The process is designed to select the most appropriate best estimate.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjusters’ estimates or projected separately in order to allow for the future development of large claims.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The claims provisions are subject to review at the subsidiary level, the corporate level by the company’s Chief Risk Officer and by independent third party actuaries. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by advisers who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

Uncertainties – The uncertainty arising under insurance contracts may be characterized under a number of specific headings, such as uncertainty relating to:

•	whether an event has occurred which would give rise to a policyholder suffering an insured loss;

•	the extent of policy coverage and limits applicable;

•	the amount of insured loss suffered by a policyholder as a result of the event occurring; and,

•	the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of an insured event and the time it is actually reported to the company. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, inconsistent judicial interpretations and court judgments that broaden policy coverage beyond the intent of the original insurance, legislative changes and claims handling procedures.

The establishment of insurance liabilities is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates in the short term, particularly for the company’s long tail lines of business. The company seeks to provide appropriate levels of claims provisions and provision for unexpired risks taking the known facts and experience into account.

The company has exposures to risks in each class of business within each operating segment that may develop and that could have a material impact upon the company’s financial position. The insurance risk diversity within the company’s portfolio of issued policies make it impossible to predict whether material development will occur and, if it does occur, the location and the timing of such an occurrence. The estimation of insurance liabilities involves the use of judgments and assumptions that are specific to the insurance risks within each territory and the particular type of insurance risk covered. The diversity of the insurance risks results in it being difficult to identify individual judgments and assumptions that are more likely than others to have a material impact on the future development of the insurance liabilities.

Asbestos and environmental claims are examples of specific risks which may develop materially. The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of insurance business. As a result it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating claims provisions cannot be wholly relied upon and the company employs specialized techniques to determine provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

Factors contributing to this higher degree of uncertainty include:

•
 long delays in reporting claims from the date of exposure (for example, cases of mesothelioma can have a latent period of up to 40 years) making estimation of the ultimate number of claims expected to be received particularly difficult;

•	issues of allocation of responsibility among potentially responsible parties and insurers;

•	emerging court decisions increasing or decreasing insurer liability;

•	tendencies for social trends and factors to influence court awards;

•	developments pertaining to the company’s ability to recover reinsurance for claims of this nature; and,

•	developments in the tactics of plaintiff lawyers and court decisions and awards.

Reinsurance

Reinsurance does not relieve the originating insurer of its liability and is reflected on the balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations to policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross in the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Net premiums earned and losses on claims are recorded in the consolidated statement of earnings net of amounts ceded to, and recoverable from, reinsurers. Unearned premiums are reported before reduction for business ceded to reinsurers and the reinsurers’ portion is classified with recoverable from reinsurers in the consolidated balance sheet along with the estimates of the reinsurers’ shares of provision for claims determined on a basis consistent with the related claims liabilities.

In order to control the company’s exposure to loss from adverse development of reserves or reinsurance recoverables on pre-acquisition reserves of companies acquired or from future adverse development on long tail latent or other potentially volatile claims, and to protect capital, the company has for certain acquisitions obtained vendor indemnities or purchased excess of loss reinsurance protection from reinsurers.

Impairment – Reinsurance assets are assessed on a regular basis for any events that may trigger impairment. Triggering events may include legal disputes with third parties, changes in capital, surplus levels and in credit ratings of a counterparty, and historic experience regarding collectability from specific reinsurers.

If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount. Impairment is considered to have taken place if it is probable that the company will not be able to collect the amounts due from reinsurers. The carrying amount of a reinsurance asset is reduced through the use of an allowance account, and the amount of the impairment loss is recognized in the consolidated statement of earnings. Provisions for previously impaired reinsurance assets may be reversed in subsequent financial reporting periods, provided that there is objective evidence that the conditions leading to the initial impairment have changed or no longer exist. On reversal of any such provisions, the carrying value of the reinsurance asset may not exceed its previously reported carrying value.

Provisions for uncollectible reinsurance are recorded in the consolidated statement of earnings in the period in which the company determines that it is unlikely that the full amount or disputed amounts due from reinsurers will be collectible. When the probability of collection is remote either through liquidation of the reinsurer or settlement of the reinsurance balance, the uncollectible balance is written off from the provision account against the reinsurance balance.

Risk transfer – Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to the reinsurer. Those contracts that do not transfer insurance risk are accounted for using the deposit method. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

Premiums – Premiums payable in respect of reinsurance ceded, are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

Uncertainties – The company is exposed to disputes on, and defects in, contracts with its reinsurers and the possibility of default by its reinsurers. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints.

The company’s credit risk on reinsurance recoverables is analyzed by its reinsurance security department which is responsible for setting appropriate provisions for reinsurers suffering financial difficulties. The process for determining the provision involves quantitative and qualitative assessments using current and historical credit information and current market information. The process inherently requires the use of certain assumptions and judgments including: (i) assessing the probability of impairment; (ii) estimating ultimate recovery rates of impaired reinsurers; and (iii) determining the effects from potential offsets or collateral arrangements. Changes to these assumptions or using other reasonable judgments can materially affect the provision level and the company’s net earnings.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In those cases, the related taxes are also recognized in other comprehensive income or directly in equity, respectively.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at the current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income are recognized directly in other comprehensive income while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

Other assets

Other assets consist of premises and equipment, animal nutrition products inventories and receivables, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension and post retirement assets and other miscellaneous receivable and prepaid expense balances.

Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition of the asset. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverable amount is determined as the higher of an asset’s fair value less costs to sell and value in use. If an asset is impaired, the carrying amount is reduced to the asset’s recoverable amount with an offsetting charge recorded in the consolidated statement of earnings. The cost of premises and equipment and is depreciated on a straight-line basis over the asset’s estimated useful life. If events or changes in circumstances indicate that a previously recognized impairment loss has decreased or no longer exists, the reversal is recognized in the consolidated statement of earnings to the extent that the carrying amount of the asset after reversal does not exceed the carrying amount that would have been had no impairment taken place.

Depreciation expense is recorded in operating expenses within the consolidated statement of earnings. All repairs and maintenance costs are charged to operating expense in the period incurred. The cost of a major renovation is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the company, and is depreciated over the remaining useful life of the asset.

Animal nutrition products – Revenues from the sale of animal nutrition products are recognized when the price is fixed or determinable, collection is reasonably assured and the product has been shipped to the customer from the plant or facility. These revenues and the related cost of inventories sold are recorded in other revenue and other expenses respectively, in the consolidated statement of earnings.

The consolidated balance sheet includes inventory recorded in other assets which are measured at the lower of cost or net realizable value on a first-in, first-out basis. Inventories are written down to net realizable value when the cost of inventories is estimated to be greater than the anticipated selling price.

Long term debt

Borrowings (debt issued) are recognized initially at fair value, net of transaction costs incurred, and subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of earnings over the period of the borrowings using the effective interest rate method.

Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method.

Contingencies and commitments

A provision is recognized for a contingent liability, commitment or financial guarantee when the company has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are discounted when the effect of the time value of money is considered significant.

Equity

Common stock is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase for cancellation of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments reacquired by the company which have not been cancelled and are deducted from equity, regardless of the objective of the transaction. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of equity instruments are recognized directly in equity, net of tax.

Share-based payments

The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. The fair value of restricted share awards is estimated on the date of grant based on the market price of the company’s stock and is amortized to compensation expense over the related vesting periods. When a restricted share award vests in instalments over the vesting period (graded vesting), each instalment is accounted for as a separate arrangement. At each balance sheet date, the company revises its estimates of the number of restricted share awards expected to vest.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share – Diluted earnings (loss) per share is calculated by adjusting the weighted average number of subordinate and multiple voting shares outstanding during the period for the dilutive effect of share-based payments and convertible debt.

Pensions and post retirement benefits

The company’s subsidiaries have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no arrangements or plans that provide defined benefit pension or post retirement benefits to retired or current employees. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company’s general assets in separate pension funds.

Defined contribution plan – A defined contribution plan is a pension plan under which the company pays fixed contributions. Contributions to defined contribution pension plans are charged to operating expenses in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan – A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary.

For defined benefit pension and other post retirement benefit plans, the benefit obligations, net of the fair value of plan assets, and adjusted for unrecognized prior service costs and pension asset limitations, if any, are accrued in the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position are recognized in other assets (note 13). The company has adopted the following policies:

(i) Actuarial valuations of benefit liabilities for pension and post retirement benefit plans are performed each year for all benefit plans using the projected benefit method prorated on service, based on management’s assumptions of the discount rate, rate of compensation increase, retirement age, mortality and the trend in the health care cost rate. The discount rate is determined by management with reference to market conditions at year end. Other assumptions are determined with reference to long-term expectations.

(ii) Expected return on plan assets is calculated based on the fair value of those assets.

(iii) Actuarial gains and losses arise from the difference between the actual rate of return and the expected long term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the benefit obligation. Actuarial gains and losses are recorded in other comprehensive income and subsequently included in retained earnings.

(iv) Prior service costs arising from plan amendments are amortized on a straight line basis over the remaining period of service until such benefits vest. The cost of providing additional benefits that vest on their introduction are recognized immediately.

(v) When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

(vi) Defined benefit plans in a surplus position recognize a pension asset subject to meeting any minimum funding requirements of such plans. Changes in the amount of pension asset recognized are recorded in other comprehensive income and subsequently included in retained earnings.

Certain of the defined post retirement benefits covering medical care and life insurance are funded internally.

Operating leases

The company and its subsidiaries are lessees under various operating leases relating to premises, automobiles and equipment. The leased assets are not recognized on the balance sheet. Payments made under operating leases (net of any incentives received from the lessor) are charged to income on a straight-line basis over the period of the lease, unless another systematic basis is representative of the time pattern of the user’s benefit even if the payments are not on that basis.

4.   Critical Accounting Estimates and Judgments

In the preparation of the company’s consolidated financial statements, management has made a number of estimates and judgments, the more critical of which are discussed below, with the exception of fair value disclosures and contingencies which are discussed in note 5 and note 19, respectively.

Provision for claims

Provisions for claims are valued based on Canadian accepted actuarial practice, which are designed to ensure the company establishes an appropriate reserve on the balance sheet to cover insured losses with respect to reported and unreported claims incurred as of the end of each accounting period and claims expenses. The assumptions underlying the valuation of provisions for claims are reviewed and updated by the company on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. The estimation techniques employed by the company in determining provisions for claims and the inherent uncertainties associated with insurance contracts are described in the “Insurance Contracts” section of note 3 and the “Underwriting Risk” section of note 22.

Provision for uncollectible reinsurance recoverables

The company establishes provisions for uncollectible reinsurance recoverables centrally, based on a detailed review of the credit risk of each underlying reinsurer. Considerations involved in establishing these provisions include the balance sheet strength of the reinsurer, its liquidity (or ability to pay), its desire to pay (based on prior history), financial strength ratings as determined by external rating agencies and specific disputed amounts based on contract interpretations which occur from time to time. The company monitors these provisions and reassesses them on a quarterly basis, or more frequently if necessary, updating them as new information becomes available. Uncertainties associated with the company’s reinsurance recoverables are discussed further in the “Reinsurance” section of note 3.

Recoverability of deferred income tax assets

In determining the recoverability of deferred income tax assets, the company primarily considers current and expected profitability of applicable operating companies and their ability to fully utilize any recorded tax asset within the next few years. The company reviews its deferred income tax assets on a quarterly basis, taking into consideration the underlying operations’ performance as compared to plan, the outlook for the business going forward, the impact of enacted and proposed changes to tax law and the expiry date of the tax losses.

Assessment of goodwill for potential impairment

Goodwill is assessed annually for impairment or more frequently if there are potential indicators of impairment. Management estimates the recoverable amount of each of the company’s cash-generating units using one or more generally accepted valuation techniques, which requires the making of a number of assumptions, including assumptions about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and the growth rate of the various operations. The recoverable amount of each cash-generating unit to which goodwill has been assigned is compared to its carrying value. If the recoverable amount of a cash-generating unit is determined to be less than its carrying value, the excess is recognized as a goodwill impairment loss. Given the variability of future-oriented financial information, goodwill impairment tests are subjected to sensitivity analysis.

5.   Cash and Investments

Cash and short term investments, portfolio investments and short sale and derivative obligations by financial instrument classification are shown in the table below:

	March 31, 2011			December 31, 2010
	Classified as FVTPL	Other	Total carrying value	Classified as FVTPL	Other	Total carrying value
Holding company:
Cash and cash equivalents (note 25)	176.9	–	176.9	337.3	—	337.3
Short term investments	129.2	–	129.2	111.3	—	111.3
Short term investments pledged for short sale and derivative obligations	37.9	–	37.9	137.4	—	137.4
Bonds pledged for short sale and derivative obligations	107.4	–	107.4	—	—	—
Bonds	247.8	–	247.8	513.5	—	513.5
Preferred stocks	68.4	–	68.4	43.4	—	43.4
Common stocks	274.4	–	274.4	343.2	—	343.2
Derivatives (note 7)	19.0	–	19.0	54.6	—	54.6
	1,061.0	–	1,061.0	1,540.7	—	1,540.7
Short sale and derivative obligations	(71.7)	–	(71.7)	(66.5)	—	(66.5)
	989.3	–	989.3	1,474.2	—	1,474.2
Portfolio investments:
Cash and cash equivalents (note 25)	2,472.2	–	2,472.2	3,022.1	—	3,022.1
Short term investments	788.5	–	788.5	491.8	—	491.8
Bonds	12,285.3	–	12,285.3	11,748.2	—	11,748.2
Preferred stocks	730.2	–	730.2	583.9	—	583.9
Common stocks	4,590.2	–	4,590.2	4,133.3	—	4,133.3
Investments in associates (note 6)	–	759.9	759.9	—	707.9	707.9
Derivatives (note 7)	524.6	–	524.6	547.8	—	547.8
Other invested assets	–	32.0	32.0	—	31.6	31.6
	21,391.0	791.9	22,182.9	20,527.1	739.5	21,266.6
Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 25)	9.1	–	9.1	14.6	—	14.6
Bonds	677.3	–	677.3	695.0	—	695.0
	686.4	–	686.4	709.6	—	709.6
	22,077.4	791.9	22,869.3	21,236.7	739.5	21,976.2
Short sale and derivative obligations	(208.5)	–	(208.5)	(150.4)	—	(150.4)
	21,868.9	791.9	22,660.8	21,086.3	739.5	21,825.8

Common stocks include investments in certain limited partnerships with a carrying value of $284.4 at March 31, 2011 (December 31, 2010 – $265.3).

Restricted cash and cash equivalents at March 31, 2011 of $108.0 ($98.9 at December 31, 2010) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries’ insurance and reinsurance operations. Restricted cash and cash equivalents are included in the consolidated balance sheets in holding company cash and investments, or in subsidiary cash and short term investments and assets pledged for short sale and derivative obligations in portfolio investments.

The company’s subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). In order to write insurance premium business in certain jurisdictions (primarily U.S. states) the company’s subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company’s subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes pledged assets (excluding assets pledged in favour of Lloyd’s) by the nature of the pledge requirement:

	March 31, 2011	December 31, 2010
Regulatory deposits	2,049.9	1,779.5
Security for reinsurance and other	1,010.2	889.4
	3,060.1	2,668.9

Fixed Income Maturity Profile

Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At March 31, 2011, securities containing call and put features represented approximately $5,618.3 and $1,294.4, respectively ($5,444.0 and $1,286.0 at December 31, 2010, respectively) of the total fair value of bonds in the table below.

	March 31, 2011		December 31, 2010
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	452.1	435.6	555.4	525.1
Due after 1 year through 5 years	1,963.3	2,199.7	1,618.0	1,809.3
Due after 5 years through 10 years	4,872.1	5,186.0	4,870.1	5,223.6
Due after 10 years	5,769.3	5,496.5	5,596.6	5,398.7
	13,056.8	13,317.8	12,640.1	12,956.7
Effective interest rate		5.7%		5.7%

The calculation of the effective interest rate of 5.7% (December 31, 2010 – 5.7%) is on a pre-tax basis and does not give effect to the favourable tax treatment which the company expects to receive with respect to its tax advantaged bond investments of approximately $4.4 billion ($4.4 billion at December 31, 2010) included in U.S. states and municipalities.

Fair Value Disclosures

The company’s use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts were by type of issuers as follows:

	March 31, 2011				December 31, 2010
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalent	2,658.2	2,658.2	–	–	3,374.0	3,374.0	—	—
Short term investments:
Canadian provincials	142.2	142.2	–	–	88.6	88.6	—	—
U.S. treasury	675.4	675.4	–	–	368.5	368.5	—	—
Other government	114.2	114.2	–	–	254.2	250.6	3.6	—
Corporate and other	23.8	–	23.8	–	29.2	—	29.2	—
	955.6	931.8	23.8	–	740.5	707.7	32.8	—
Bonds:
Canadian government	339.9	–	339.9	–	393.5	—	393.5	—
Canadian provincials	1,259.5	–	1,259.5	–	1,251.3	—	1,251.3	—
U.S. treasury	2,840.8	–	2,840.8	–	2,824.7	—	2,824.7	—
U.S. states and municipalities	5,539.8	–	5,539.8	–	5,425.6	—	5,425.6	—
Other government	1,179.1	–	1,179.1	–	954.6	—	954.6	—
Corporate and other	2,158.7	–	2,097.3	61.4	2,107.0	—	2,045.1	61.9
	13,317.8	–	13,256.4	61.4	12,956.7	—	12,894.8	61.9
Preferred stocks:
Canadian	144.7	–	144.7	–	134.6	—	134.6	—
U.S.	611.9	–	611.6	0.3	451.0	—	450.7	0.3
Other	42.0	–	42.0	–	41.7	—	41.7	—
	798.6	–	798.3	0.3	627.3	—	627.0	0.3
Common stocks:
Canadian	888.6	851.9	16.1	20.6	814.8	784.3	14.6	15.9
U.S.	2,823.2	2,612.3	52.0	158.9	2,539.4	2,345.0	47.4	147.0
Other	1,152.8	695.0	323.4	134.4	1,122.3	665.9	324.7	131.7
	4,864.6	4,159.2	391.5	313.9	4,476.5	3,795.2	386.7	294.6
Derivatives and other invested assets(1)	550.6	–	255.6	295.0	609.4	—	280.8	328.6
Short sale and derivative obligations	(280.2)	–	(280.2)	–	(216.9)	—	(216.9)	—
Holding company cash and investments and portfolio investments measured at fair value	22,865.2	7,749.2	14,445.4	670.6	22,567.5	7,876.9	14,005.2	685.4
	100.0%	33.9%	63.2%	2.9%	100.0%	34.9%	62.1%	3.0%
(1)	Excluded from these totals are real estate investments of $25.0 ($24.6 at December 31, 2010) which are carried at cost.

Included in Level 3 are investments in CPI-linked derivatives, certain private placement debt securities and common and preferred shares. CPI-linked derivatives are classified within derivatives and other invested assets on the consolidated balance sheets and are valued using broker- dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable. Private placement debt securities are classified within bonds on the consolidated balance sheets and are valued using industry accepted discounted cash flow and option pricing models that incorporate certain inputs that are not market observable; specifically share price volatility (for convertible securities) and credit spreads of the issuer.

A summary of changes in fair values of Level 3 financial assets measured at fair value on a recurring basis for the three months ended March 31 follows:

	March 31, 2011					March 31, 2010
				Derivatives and
		Common	Preferred	other			Common
	Bonds	stocks	stocks	invested assets	Total	Bonds	stocks	Total
Balance – beginning of period	61.9	294.6	0.3	328.6	685.4	47.2	146.2	193.4
Total realized and unrealized gains (losses) Included in net gains (losses) on investments	0.5	(3.0)	–	(156.2)	(158.7)	2.3	5.5	7.8
Purchases	2.1	27.7	–	122.6	152.4	19.3	30.7	50.0
Sales	(3.1)	(5.4)	–	–	(8.5)	(10.4)	(10.7)	(21.1)
Balance – end of period	61.4	313.9	0.3	295.0	670.6	58.4	171.7	230.1

Purchases of $152.4 of investments classified as Level 3 within the fair value hierarchy during the first quarter of 2011 were primarily comprised of CPI-linked derivative contracts. Included in the $156.2 of total realized and unrealized losses related to derivatives and other invested assets is $167.2 of unrealized losses recognized on CPI-linked derivative contracts.

Investment Income

An analysis of investment income for the three months ended March 31 follows:

	2011
	Classified as FVTPL
	Realized gains (losses) on positions closed in the period		Mark-to-market gains (losses) arising on positions remaining open at end of period	Interest and dividend income	Total	Other	Total
Interest income:
Cash and short term investments	–		–	5.6	5.6	–	5.6
Bonds	–		–	169.6	169.6	–	169.6
Derivatives and other	–		–	(24.5)	(24.5)	–	(24.5)
	–		–	150.7	150.7	–	150.7
Dividends:
Preferred stocks	–		–	14.9	14.9	–	14.9
Common stocks	–		–	18.5	18.5	–	18.5
	–		–	33.4	33.4	–	33.4
Investment expenses	–		–	–	–	(5.6)	(5.6)
Interest and dividends	–		–	184.1	184.1	(5.6)	178.5
Share of profit (loss) of associates	–		–	–	–	(6.6)	(6.6)
Net gains (losses) on investments:
Bonds	18.1		(84.9)	–	(66.8)	–	(66.8)
Preferred stocks	0.5		167.3	–	167.8	–	167.8
Common stocks	0.7		350.4	–	351.1	–	351.1
	19.3		432.8	–	452.1	–	452.1
Financial instruments:
Common stock and equity index short positions	(188.0	)(1)	(240.4)	–	(428.4)	–	(428.4)
Common stock long positions	20.1	(1)	(2.8)	–	17.3	–	17.3
Credit default swaps	–		(19.8)	–	(19.8)	–	(19.8)
Equity warrants	7.9		4.6	–	12.5	–	12.5
CPI-linked contracts	–		(167.2)	–	(167.2)	–	(167.2)
Other	13.4		8.0		21.4	–	21.4
Foreign currency contracts	(2.0)		(8.1)	–	(10.1)	–	(10.1)
	(148.6)		(425.7)	–	(574.3)	–	(574.3)
Foreign currency gains (losses) on investing activities	(3.8)		26.0	–	22.2	4.1	26.3
Foreign currency gains (losses) on underwriting activities	–		–	–	–	(5.7)	(5.7)
Other	0.2		–	–	0.2	(0.1)	0.1
Net gains (losses) on investments	(132.9)		33.1	–	(99.8)	(1.7)	(101.5)
	(132.9)		33.1	184.1	84.3	(13.9)	70.4

(1)
Amounts include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly basis the market value movement since the previous quarterly reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

	2010
	Classified as FVTPL
	Realized gains (losses) on positions closed in the period		Mark-to-market gains (losses) arising on positions remaining open at end of period	Interest and dividend income	Total	Other	Total
Interest income:
Cash and short term investments	—		—	6.3	6.3	—	6.3
Bonds	—		—	150.4	150.4	—	150.4
Derivatives and other	—		—	(4.2)	(4.2)	—	(4.2)
	—		—	152.5	152.5	—	152.5
Dividends:
Preferred stocks	—		—	2.8	2.8	—	2.8
Common stocks	—		—	24.6	24.6	—	24.6
	—		—	27.4	27.4	—	27.4
Investment expenses	—		—	—	—	(6.3)	(6.3)
Interest and dividends	—		—	179.9	179.9	(6.3)	173.6
Share of profit (loss) of associates	—		—	—	—	7.6	7.6
Net gains (losses) on investments:
Bonds	25.8		225.4	—	251.2	—	251.2
Preferred stocks	—		(31.3)	—	(31.3)	—	(31.3)
Common stocks	72.4		382.3	—	454.7	—	454.7
	98.2		576.4	—	674.6	—	674.6
Financial instruments	—		—		—	—	—
Common stock and equity index short positions	(78.8	)(1)	(27.0)	—	(105.8)	—	(105.8)
Common stock long positions	42.2	(1)	19.1	—	61.3	—	61.3
Credit default swaps	—		1.5	—	1.5	—	1.5
Equity warrants	—		54.4	—	54.4	—	54.4
CPI-linked contracts	—		(11.2)	—	(11.2)	—	(11.2)
Other	(2.8)		4.5	—	1.7	—	1.7
Foreign currency contracts	(1.9)		3.8	—	1.9	—	1.9
	(41.3)		45.1	—	3.8	—	3.8
Foreign currency gains (losses) on investing activities	(17.0)		(62.2)	—	(79.2)	—	(79.2)
Foreign currency gains (losses) on underwriting activities	—		—	—	—	(5.2)	(5.2)
Other	0.8		—	—	0.8	3.0	3.8
Net gains (losses) on investments	40.7		559.3	—	600.0	(2.2)	597.8
	40.7		559.3	179.9	779.9	(0.9)	779.0

(1)
Amounts include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly basis the market value movement since the previous quarterly reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

6.   Investment in Associates

Investments which were recorded on the equity method of accounting at March 31, 2011 and December 31, 2010, respectively, and the company’s ownership interests were as follows:

	March 31, 2011	December 31, 2010
Gulf Insurance Company (“Gulf Insurance”)	41.3%	41.3%
Cunningham Lindsey Group Limited (“CLGL”)	43.6%	43.6%
ICICI Lombard	26.0%	26.0%
Falcon Insurance PLC (“Falcon Thailand”)	40.5%	40.5%
Singapore Reinsurance Corporation Limited (“Singapore Re”)	25.1%	22.2%
The Brick Group Income Fund (“The Brick”)	17.3%	17.3%
Polskie Towarzystwo Ubezpieczen S.A. (“PTU”)	22.7%	22.7%
MEGA Brands Inc. (“MEGA”)	16.5%	16.5%
Fibrek Inc. (“Fibrek”)	25.8%	25.8%

The fair value and carrying value of investments in associates were as follows:
	March 31, 2011		December 31, 2010
	Fair value	Carrying value	Fair value	Carrying value
Portfolio investments:
Investments in associates Gulf Insurance Company	219.5	219.5	219.9	219.9
ICICI Lombard General Insurance Company Limited	255.1	102.9	266.5	94.2
Cunningham Lindsey Group Limited	192.1	126.7	186.1	121.3
Singapore Reinsurance Corporation Limited	38.5	34.1	30.3	28.7
The Brick Group Income Fund(1)	25.8	18.2	26.8	15.7
Partnerships, trusts and other	227.7	199.9	175.4	171.3
MEGA Brands Inc.(2)	32.2	31.9	34.8	29.7
Fibrek Inc.	54.4	26.7	37.1	27.1
	1,045.3	759.9	976.9	707.9

(1)
The company has investments of $44.1 ($43.2 at December 31, 2010) and $76.1 ($81.3 at December 31, 2010) in debt instruments and warrants issued by The Brick respectively. The debt instruments and the warrants are recorded in bonds and derivatives and other invested assets in the consolidated balance sheets respectively.

(2)
On March 31, 2010, in connection with its participation in the recapitalization of MEGA, the company received newly issued common shares, warrants and debentures of MEGA, as consideration for an additional investment in MEGA and for the cancellation of a convertible debenture which the company had acquired in August 2008. Immediately following the receipt of the recapitalization proceeds, the company sold a portion of the newly issued common shares, warrants and debentures of MEGA to a third party and determined that its remaining 16.5% interest in MEGA combined with its responsibility pursuant to the recapitalization agreement to represent the holders of the newly issued debentures through the nomination of three members to MEGA’s board of directors, effectively resulted in the company being deemed to exercise significant influence over MEGA. Accordingly, on March 31, 2010, the company commenced recording its investment in the common shares of MEGA using the equity method of accounting on a prospective basis.

The company’s strategic investment of $69.2 ($68.7 at December 31, 2010) (15.0% interest) in Alltrust Insurance Company of China Ltd. (“Alltrust”) is classified as at fair value through profit or loss within portfolio investments.

7.   Short Sale and Derivative Transactions

The following table summarizes the notional amount and fair value of the company’s derivative instruments:

	March 31, 2011				December 31, 2010
			Fair value				Fair value
		Notional				Notional
	Cost	amount	Assets	Liabilities	Cost	amount	Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	–	5,796.4	–	202.6	—	5,463.3	10.3	133.7
Equity total return swaps – short positions	–	848.8	3.8	42.7	—	624.5	18.0	28.3
Equity total return swaps – long positions	–	1,251.5	5.9	8.7	—	1,244.3	0.7	8.3
Warrants	21.1	146.1	165.1	–	21.6	158.8	171.1	—
Credit derivatives:
Credit default swaps	70.8	3,682.0	50.9	–	70.8	3,499.3	67.2	—
Warrants	24.3	340.2	19.4	–	16.6	340.2	6.5	—
CPI-linked derivative contracts	426.7	49,106.1	295.0	–	302.3	34,182.3	328.6	—
Foreign exchange forward contracts	–	–	1.0	19.4	—	—	—	25.5
Other derivative contracts	–	–	2.5	6.8	—	—	—	21.1
Total			543.6	280.2			602.4	216.9

The company is exposed to significant market risk through its investing activities. Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency risk, interest rate risk and other price risk. The company’s derivative contracts, with limited exceptions, are used for the purpose of managing these risks. Derivative contracts entered into by the company are considered economic hedges and are not designated as hedges for financial reporting purposes.

Equity contracts

The company holds significant investments in equities and equity-related securities. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. Short positions in equity and equity index total return swaps are held primarily to provide protection against significant declines in the value of the company’s equities and equity-related securities. As a result of volatility in the equity markets and international credit concerns during 2010, the company protected its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps including short positions in certain equities, the Russell 2000 index and the S&P 500 index as set out in the table below. During the first quarter of 2011, the company added a net notional amount of $235.4 to its equity and equity index total return swaps to realign its equity hedges with its underlying equity and equity-related holdings. At March 31, 2011, equity hedges represented approximately 83.1% of the company’s equity and equity-related holdings (December 31, 2010 – 80.2%). During the first quarter of 2011, the company paid net cash of $322.0 (2010 – $71.1) to satisfy obligations incurred in connection with the quarterly reset provisions of its short equity and equity index total return swaps. During the first quarter of 2011, the company received net cash of $12.5 (2010 – $43.3) from counterparties in connection with the quarterly reset provisions of the company’s long equity total return swaps. The company believes that the equity hedges will be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur; however, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the future impact of the company’s economic hedging programs related to equity risk.

	March 31, 2011			December 31, 2010
Underlying Equity Index	Units	Original notional amount(1)	Weighted average index value	Units	Original notional amount(1)	Weighted average strike price
Russell 2000	51,655,500	3,401.9	659.00	51,355,500	3,377.1	657.60
S&P 500	12,120,558	1,299.3	1,071.96	12,120,558	1,299.3	1,071.96

(1)	The aggregate notional amounts on the dates that the short positions were first initiated and adjusted for positions opened and closed in subsequent periods.

At March 31, 2011, the fair value of the collateral deposited for the benefit of derivative counterparties included in assets pledged for short sale and derivative obligations was $831.7 ($847.0 at December 31, 2010), of which $752.0 ($733.2 at December 31, 2010) was collateral required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $79.7 ($113.8 at December 31, 2010) of which was required to support amounts owed to counterparties of the company’s total return swaps and foreign exchange forward contracts at the balance sheet date.

The company has entered into equity total return swaps-long positions on individual equity securities for investment purposes with an original notional amount of $1,109.3.

Equity call options include derivative purchase contracts and call options on certain U.S. publicly traded common stocks. Equity warrants were acquired in conjunction with the company’s investment in debt securities of various Canadian companies. The warrants have expiration dates ranging from 3 years to 4 years.

Credit contracts

Since 2003, the company’s investments have included credit default swaps referenced to various issuers in the financial services industry as an economic hedge of certain financial and systemic risks. Effective January 1, 2011, the company no longer considers credit default swaps to be an economic hedge of its financial assets. The company’s remaining credit default swaps have a weighted average life of 2.1 years (2.4 years at December 31, 2010) and a notional amount and fair value of $3,682.0 and $50.9, respectively.

The company holds, for investment purposes, various bond warrants that give the company an option to purchase certain long dated corporate bonds. The warrants have expiration dates averaging 35.8 years (35.8 years at December 31, 2010).

CPI-linked derivative contracts

The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. These contracts have a remaining weighted average life of 9.4 years (9.4 years at December 31, 2010) and a notional amount and fair value as shown in the table below. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company’s maximum potential loss on any contract is limited to the original cost of that contract. The following table summarizes the notional amounts and weighted average strike prices of CPI indices underlying the company’s CPI-linked derivative contracts:

	March 31, 2011			December 31, 2010
	Notional Amount			Notional Amount
Underlying CPI Index	Original currency	U.S. dollars	Weighted average strike price	Original currency	U.S. dollars	Weighted average strike price
United States	17,775.0	17,775.0	216.77	16,250.0	16,250.0	216.58
United States – purchased forward(1)	400.0	400.0	–	—	—	—
United Kingdom	550.0	881.6	216.01	550.0	861.1	216.01
European Union	17,925.0	25,437.4	109.32	12,725.0	17,071.2	108.83
European Union – purchased forward(1)	2,500.0	3,547.8	–	—	—	—
France	750.0	1,064.3	120.09	—	—	—
		49,106.1			34,182.3

(1)
During the first quarter of 2011, the company entered into CPI-linked derivative contracts with the United States and European Union CPIs as the reference index (notional amounts of $400.0 and €2500.0 respectively), where the strike price will be determined based upon the respective CPI values prevailing at specified dates during the second quarter of 2011.

During the first quarter of 2011, the company purchased $13,596.7 (2010 – $11,090.8) notional amount of CPI-linked derivative contracts at a cost of $122.6 (2010 – $81.4) and recorded net mark-to-market losses of $167.2 (2010 – $11.2) in respect of positions remaining open at the end of the period.

The CPI-linked derivative contracts are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement. The company’s purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which will exist many years into the future, it is not possible to estimate the future impact of this aspect of the company’s risk management program.

Foreign exchange forward contracts

A significant portion of the company’s business is conducted in currencies other than the U.S. dollar. The company is also exposed to currency rate fluctuations through its equity accounted investments and its net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty risk

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at March 31, 2011 consisted of cash of nil ($26.1 at December 31, 2010) and government securities of $109.8 ($94.4 at December 31, 2010) that may be sold or repledged by the company. The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at March 31, 2011. The company’s exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 22.

Hedge of net investment in Northbridge

The company has designated the carrying value of Cdn$275.0 and Cdn$400.0 principal amount respectively of its Canadian dollar denominated senior notes as a hedge of its net investment in Northbridge for financial reporting purposes. In the first quarter of 2011, the company recognized pre-tax losses of $14.6 (2010 – $12.7) related to foreign currency movements on the senior notes in change in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statements of comprehensive income.

8.   Insurance Contract Liabilities

	Gross		Ceded		Net
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Provision for unearned premiums	2,567.2	2,120.9	420.7	279.8	2,146.5	1,841.1
Provision for losses and loss adjustment expenses	17,419.0	16,049.3	3,664.1	3,229.9	13,754.9	12,819.4
Total insurance contract liabilities	19,986.2	18,170.2	4,084.8	3,509.7	15,901.4	14,660.5

Provision for unearned premiums

The following changes have occurred in the provision for unearned premiums during the quarter.

	2011	2010
Provision for unearned premiums – January 1	2,120.9	1,913.9
Gross premiums written	1,801.1	1,332.1
Less: premiums earned	(1,586.1)	(1,282.9)
Acquisitions	206.9	—
Foreign exchange effect and other	24.4	18.2
Provision for unearned premiums – March 31	2,567.2	1,981.3

Provision for losses and loss adjustment expenses

The following changes have occurred in the provision for losses and loss adjustment expenses during the quarter:

	2011	2010
Provision for losses and loss adjustment expenses – January 1	16,049.3	14,504.7
Foreign exchange effect and other	142.9	46.1
(Decrease) increase in estimated losses and expenses for claims occurring in prior years	(37.0)	37.5
Losses and expense for claims occurring in the current year	1,636.5	1,055.5
Paid on claims occurring during:
the current year	(141.9)	(74.1)
prior years	(1,000.1)	(970.3)
Acquisitions	769.3	—
Provision for losses and loss adjustment expenses – March 31	17,419.0	14,599.4

Provision for losses and loss adjustment expenses include CTR life reserves at March 31, 2011 of $24.7 (December 31, 2010 – $25.3).

The foreign exchange effect of change in provision for losses and loss adjustment expenses resulted primarily from the strengthening of the Canadian dollar and certain other European currencies relative to the U.S. dollar.

Assumptions

The basic assumptions made in establishing actuarial liabilities are best estimates of possible outcomes. The company uses tabular reserving for the indemnity lifetime benefit liabilities with standard mortality assumptions, and discounts such reserves using interest rates of 3.5% to 5.0%.

For information on the development of claims and the company’s exposure to asbestos, pollution and other hazards, refer to the sections entitled ‘Provision for Claims’ and ‘Asbestos and Pollution’ included in Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 157 through 175 of the company’s Annual Report for the year ended December 31, 2010.

9.   Reinsurance

Reinsurers’ share of insurance contract liabilities are comprised as follows:

	March 31, 2011	December 31, 2010
Reinsurers’ share of unearned premiums	420.7	279.8
Reinsurers’ share of provision for losses and loss adjustment expenses	4,292.6	3,826.1
Provision for uncollectible reinsurance	(357.1)	(348.9)
	4,356.2	3,757.0

The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries to a maximum amount on any one loss. Reinsurance decisions are made by the subsidiaries to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among subsidiaries depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policy holder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. The company does not expect that there will be significant changes in prices or terms and conditions in the near future. If a major loss were to occur (for example, of the magnitude of Hurricanes Ike and Gustav which occurred in 2008) or if the performance of the industry were to deteriorate further, the cost for reinsurance could change significantly. If that were to occur, each subsidiary would evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis or paying additional premiums for reinsurance.

Historically the company has purchased, or has negotiated as part of the purchase of a subsidiary, adverse development covers as protection from adverse development of prior years’ reserves. In the past, significant amounts of reserve development have been ceded to these reinsurance treaties. The majority of these treaties have been commuted, are at limit, or are nearing limit, so that in the future, if further adverse reserve development originally protected by these covers were to occur, little if any would be ceded to reinsurers.

The company has guidelines and a review process in place to assess the creditworthiness of the reinsurers to which it cedes. Note 22 discusses the company’s management of credit risk associated with reinsurance recoverables.

The company makes specific provisions against reinsurance recoverables from reinsurers considered to be in financial difficulty. In addition, the company records a collective allowance based upon analysis of historical recoveries, the level of allowance already in place and management’s judgment on future collectability. The provision for uncollectible reinsurance at March 31, 2011 was $357.1 (December 31, 2010 – $348.9).

Changes in the reinsurers’ share of paid losses, unpaid losses, unearned premiums and provision for uncollectible balances for the quarters ended March 31 were as follows:

	Paid Losses	Unpaid Losses	Unearned Premiums	Provision	Net Recoverable
Balance – January 1, 2011	458.0	3,368.1	279.8	(348.9)	3,757.0
Reinsurers’ share of losses paid to insureds	186.9	(186.9)	–	–	–
Reinsurance recoveries received	(182.5)	–	–	–	(182.5)
Reinsurers’ share of losses or premiums earned	–	317.1	(256.6)	–	60.5
Premiums ceded to reinsurers	–	–	298.4	–	298.4
Reinsurers’ share of acquisitions of subsidiaries	23.9	293.2	95.3	–	412.4
Change in provision, recovery or write-off of impaired balances	(1.8)	–	–	(8.2)	(10.0)
Foreign exchange effect and other	(3.6)	20.2	3.8	–	20.4
Balance – March 31, 2011	480.9	3,811.7	420.7	(357.1)	4,356.2

	Paid Losses	Unpaid Losses	Unearned Premiums	Provision	Net Recoverable
Balance – January 1, 2010	486.1	3,189.5	252.2	(356.7)	3,571.1
Reinsurers’ share of losses paid to insureds	219.3	(219.3)	—	—	—
Reinsurance recoveries received	(215.1)	—	—	—	(215.1)
Reinsurers’ share of losses or premiums earned	—	222.2	(205.5)	—	16.7
Premiums ceded to reinsurers	—	—	225.4	—	225.4
Change in provision, recovery or write-off of impaired balances	1.4	(1.8)	—	(1.5)	(1.9)
Foreign exchange effect and other	2.4	21.0	(0.3)	—	23.1
Balance – March 31, 2010	494.1	3,211.6	271.8	(358.2)	3,619.3

Reinsurer’s share of provision for losses and loss adjustment expenses at March 31 includes $271.4 and $268.6 of paid losses net of provisions, respectively, for 2011 and 2010.

10.   Insurance Contract Receivables

Insurance contract receivables are comprised as follows:

	March 31, 2011	December 31, 2010
Insurance premiums receivable	987.9	866.6
Reinsurance premiums receivable	517.3	388.7
Funds withheld receivable	216.0	209.9
Other	53.0	36.8
Provision for doubtful balances	(26.2)	(25.4)
	1,748.0	1,476.6

The following changes have occurred in the insurance premiums receivable balance for the quarters ended March 31:

	2011	2010
Balance – January 1	866.6	753.9
Gross premiums written	1,084.3	741.9
Premiums collected	(972.5)	(763.9)
Impairments	(0.1)	(0.1)
Amounts due to brokers and agents	(58.2)	(57.7)
Acquisitions of subsidiaries	54.0	—
Foreign exchange effect and other	13.8	6.0
Balance – March 31	987.9	680.1

The following changes have occurred in the reinsurance premiums receivable balance for the quarters ended March 31:

	2011	2010
Balance – January 1	388.7	435.9
Gross premiums written	716.8	590.2
Premiums collected	(476.3)	(411.6)
Amounts due to brokers and agents	(116.3)	(93.2)
Acquisitions of subsidiaries	3.3	—
Foreign exchange effect and other	1.1	(2.9)
Balance – March 31	517.3	518.4

11.   Deferred Premium Acquisition Costs

The following changes have occurred in the deferred premium acquisition costs for the quarter ended March 31:

	2011	2010
Balance – January 1	357.0	372.0
Acquisition costs deferred	284.1	207.9
Amortization of deferred costs	(248.4)	(196.8)
Acquisitions of subsidiaries	3.9	—
Foreign exchange effect and other	3.4	2.9
Balance – March 31	400.0	386.0

12.   Goodwill and Intangible Assets

Goodwill and intangible assets are comprised as follows:

	March 31, 2011	December 31, 2010
Goodwill	673.7	572.1
Intangible assets subject to amortization Customer and broker relationships	254.7	256.6
Computer software	63.5	60.4
Other	2.8	2.9
	321.0	319.9
Intangible assets not subject to amortization Brand names	103.1	47.0
Other	10.1	10.1
	113.2	57.1
Goodwill and intangible assets	1,107.9	949.1

Goodwill and intangible assets arising from acquisitions during the quarter are discussed in note 21.

13.   Other Assets

Other assets are comprised as follows:

	March 31, 2011	December 31, 2010	January 1, 2010
Premises and equipment	207.9	184.8	155.9
Accrued interest and dividends	203.5	187.3	172.3
Income taxes refundable	246.1	217.2	50.4
Receivables for securities sold	31.9	13.2	43.5
Notes receivable	2.6	2.0	15.3
Pension assets	37.0	34.9	—
Animal nutrition product receivables	35.2	34.8	35.4
Animal nutrition product inventories	48.2	47.1	49.8
Prepaid expenses	31.6	30.2	22.7
Other	148.8	149.5	226.3
	992.8	901.0	771.6
Current	581.4	529.8	374.1
Non-current	411.4	371.2	397.5
	992.8	901.0	771.6

14.   Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised as follows:

	March 31, 2011	December 31, 2010	January 1, 2010
Payable to reinsurers	411.1	359.1	290.7
Pension and post retirement liabilities	145.0	139.2	138.9
Salaries and employee benefit liabilities	153.0	185.2	187.5
Accrued legal and professional fees	50.2	39.4	46.0
Accounts payable for securities purchased not yet settled	73.8	45.4	39.0
Amounts withheld and accrued taxes	60.1	57.9	52.0
Accrued interest expense	59.2	36.4	34.0
Amounts payable to agents and brokers	50.2	38.0	44.6
Accrued commissions	53.5	42.8	40.0
Accrued premium taxes	48.6	56.8	39.5
Animal nutrition product payables	30.3	28.8	25.4
Other	290.0	234.1	353.2
	1,425.0	1,263.1	1,290.8
Current	813.3	646.0	755.1
Non-current	611.7	617.1	535.7
	1,425.0	1,263.1	1,290.8

15.   Subsidiary Indebtedness and Long Term Debt

	March 31, 2011			December 31, 2010
	Principal	Carrying value(a)	Fair Value(b)	Principal	Carrying value(a)	Fair Value(b)
Subsidiary indebtedness consists of the
following balances:
Ridley secured revolving term facility:
Cdn $30.0 or U.S. dollar equivalent at floating rate due October 31, 2011	1.3	1.2	1.2	1.0	0.9	0.9
U.S. $20.0 at floating rate due October 31, 2011	1.0	1.0	1.0	1.3	1.3	1.3
	2.3	2.2	2.2	2.3	2.2	2.2
Long term debt consists of the following
balances:
Fairfax unsecured notes:
7.75% due April 15, 2012	157.3	156.3	165.6	157.3	156.1	165.2
8.25% due October 1, 2015	82.4	82.2	92.3	82.4	82.2	89.0
7.75% due June 15, 2017	275.6	262.2	294.2	275.6	261.7	289.4
7.375% due April 15, 2018	144.2	143.8	153.5	144.2	143.8	151.4
7.50% due August 19, 2019 (Cdn$400.0)	411.3	407.3	452.8	402.6	398.5	441.1
7.25% due June 22, 2020 (Cdn$275.0)	282.7	280.4	306.0	276.8	274.4	295.1
8.30% due April 15, 2026	91.8	91.4	95.7	91.8	91.4	91.8
7.75% due July 15, 2037	91.3	90.1	91.4	91.3	90.0	91.1
TIG Note	201.4	145.9	145.9	201.4	143.8	143.8
Trust preferred securities of subsidiaries	9.1	9.1	8.5	9.1	9.1	7.0
Purchase consideration payable	157.0	157.0	157.0	158.6	158.6	158.6
Long term debt – holding company borrowings	1,904.1	1,825.7	1,962.9	1,891.1	1,809.6	1,923.5
OdysseyRe unsecured senior notes:
7.65% due November 1, 2013	218.8	216.6	237.3	218.8	216.4	239.9
6.875% due May 1, 2015	125.0	123.4	133.1	125.0	123.3	134.4
Series A, floating rate due March 15, 2021	50.0	49.8	47.9	50.0	49.8	47.3
Series B, floating rate due March 15, 2016	50.0	49.7	48.9	50.0	49.7	48.7
Series C, floating rate due December 15, 2021	40.0	39.8	39.2	40.0	39.8	38.7
Crum & Forster unsecured senior notes:
7.75% due May 1, 2017	330.0	307.1	346.5	330.0	306.4	346.5
First Mercury trust preferred securities:
Trust I, floating rate due April 29, 2034	8.2	8.2	8.2	—	—	—
Trust II, floating rate due May 24, 2034	12.4	12.4	12.4	—	—	—
Trust III, floating rate due December 14, 2036	25.8	25.8	25.8	—	—	—
Trust IV, 8.25% through December 15, 2012, floating rate thereafter due September 26, 2037	20.6	20.6	20.6	—	—	—
Zenith National redeemable debentures:
8.55% due August 1, 2028	38.4	38.0	38.0	38.4	38.0	38.0
Advent subordinated notes:
floating rate due June 3, 2035	34.0	33.0	32.2	34.0	33.0	32.2
€12.0 million, floating rate due June 3, 2035	17.0	16.5	16.0	16.0	15.5	15.1
Advent unsecured senior notes:
floating rate due January 15, 2026	26.0	25.1	26.0	26.0	25.1	26.1
floating rate due December 15, 2026	20.0	19.4	20.1	20.0	19.4	20.1
Ridley economic development loan at 1% due August 10, 2019	0.6	0.6	0.6	0.7	0.6	0.6
MFXchange, equipment loans at 7.3% due April 1, 2011	–	–	–	0.3	0.3	0.3
Long term debt – subsidiary company borrowings	1,016.8	986.0	1,052.8	949.2	917.3	987.9
	2,920.9	2,811.7	3,015.7	2,840.3	2,726.9	2,911.4
(a)	Principal net of unamortized issue costs and discounts.

(b)	Based principally on market prices, where available, or discounted cash flow models.

Current and non-current portions of long term debt principal are as follows:

	March 31, 2011	December 31, 2010
Current	6.1	7.1
Non-current	2,914.8	2,833.2
	2,920.9	2,840.3

The company acquired First Mercury on February 9, 2011, pursuant to the transaction described in note 21. At March 31, 2011, the company’s consolidated balance sheet included the $67.0 carrying value of trust preferred securities issued by First Mercury Capital Trust I, II, III and IV (statutory business trust subsidiaries of First Mercury) in long term debt – subsidiary company borrowings. These securities are redeemable at First Mercury’s option at 100% of the principal amount together with accrued and unpaid interest on any interest payment date on or after the redemption dates as set out in the table below. First Mercury fully and unconditionally guarantees the distributions and redemptions of these trust preferred securities.

Issuer	Issue date	Interest	Redemption date
First Mercury Capital Trust I	April 29, 2004	Payable quarterly at three month LIBOR	On or after April 29, 2009
plus 3.75%
First Mercury Capital Trust II	May 24, 2004	Payable quarterly at three month LIBOR	On or after May 24, 2009
plus 4.00%
First Mercury Capital Trust III	December 14, 2006	Payable quarterly at three month LIBOR	On or after December 14, 2011
plus 3.00%
First Mercury Capital Trust IV	September 26, 2007	Payable quarterly at 8.25% fixed through	On or after December 15, 2012
December 15, 2012; three month LIBOR
plus 3.30% thereafter

On March 15, 2011, First Mercury sent out a notice of redemption for its Capital Trust I and Capital Trust II series of its trust preferred securities with the redemption set to occur on May 15, 2011 and May 24, 2011 for each series respectively.

For further information on individual borrowings and credit facilities, refer to note 10 entitled ‘Subsidiary Indebtedness, Long Term Debt and Credit Facilities’ in the company’s Annual Report for the year ended December 31, 2010.

16.   Total Equity

Capital Stock

Capital transactions

Common stock

The number of shares outstanding was as follows:

	March 31, 2011	March 31, 2010
Subordinate voting shares – beginning of period	19,706,477	19,240,100
Issuances during the period	–	563,381
Purchases for cancellation	–	(7,900)
Net treasury shares reissued (acquired)	(30,115)	2,584
Subordinate voting shares – end of period	19,676,362	19,798,165
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – end of period	20,425,132	20,546,935

Three months ended March 31, 2010

On February 26, 2010, the company completed a public equity offering and issued 563,381 subordinate voting shares at $355.00 per share, for net proceeds after expenses (net of tax) of $199.8.

On February 1, 2010, the company issued 8,000,000 cumulative five-year rate reset preferred shares, Series E for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $181.4 (Cdn$193.5). Commissions and expenses of $6.2 were charged to preferred stock and recorded net of $1.7 of deferred income tax recovery.

Repurchase of shares

Under the terms of normal course issuer bids, during the first quarter of 2011, the company repurchased for cancellation nil (2010 – 7,900) subordinate voting shares for a net cost of nil (2010 – $2.7), of which nil (2010 – $1.5) was charged to retained earnings.

Dividends

On January 5, 2011, the company declared a cash dividend of $10.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 26, 2011 to shareholders of record on January 19, 2011 for a total cash payment of $205.9.

On January 5, 2010, the company declared a cash dividend of $10.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 26, 2010 to shareholders of record on January 19, 2010 for a total cash payment of $200.8.

Accumulated Other Comprehensive Income (Loss)

The balances related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	March 31, 2011			December 31, 2010
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Share of accumulated other comprehensive income (loss) of associates	21.5	(3.1)	18.4	15.5	(2.7)	12.8
Currency translation account	102.8	(3.1)	99.7	100.0	(11.4)	88.6
	124.3	(6.2)	118.1	115.5	(14.1)	101.4

17.   Earnings per Share

Net earnings (loss) per share is calculated in the following table based upon the weighted average common shares outstanding:

	First quarter
	2011	2010
Net earnings (loss) attributable to shareholders of Fairfax	(240.6)	418.4
Preferred share dividends	(13.2)	(5.0)
Net earnings (loss) attributable to common shareholders – basic and diluted	(253.8)	413.4
Weighted average common shares outstanding – basic	20,440,190	20,200,077
Restricted share awards	—	89,477
Weighted average common shares outstanding – diluted	20,440,190	20,289,554
Net earnings (loss) per common share – basic	$(12.42)	$20.47
Net earnings (loss) per common share – diluted	$(12.42)	$20.38

Options to purchase treasury stock acquired of 145,348 were not included in the calculation of net loss per diluted common share in the first quarter of 2011 as the inclusion of the options would be anti-dilutive.

18.   Income Taxes

The company’s provision for income taxes for the three months ended March 31 is as follows:

	First quarter
	2011	2010
Current income tax Current year expense (recovery)	3.1	100.7
Adjustments to prior years’ income taxes	(2.3)	(0.1)
	0.8	100.6
Deferred income tax Origination and reversal of temporary differences	(157.9)	20.7
Other	0.5	4.3
	(157.4)	25.0
Provision for (recovery of) income taxes	(156.6)	125.6

A reconciliation of income tax calculated at the Canadian statutory tax rate to the income tax provision at the effective tax rate in the consolidated financial statements for the quarter ended March 31 is summarized in the following table:

	First quarter
	2011	2010
Provision for income taxes at the Canadian statutory income tax rate	(111.9)	168.9
Non-taxable investment income	(29.9)	(26.0)
Tax rate differential on income and losses incurred outside Canada	(19.4)	(14.2)
Foreign exchange	(1.4)	11.8
Change in tax rate for deferred income taxes	0.3	1.0
Recovery relating to prior years	(3.1)	(0.2)
Change in unrecorded tax benefit of losses	5.9	(14.7)
Other including permanent differences	2.9	(1.0)
Provision for (recovery of) income taxes	(156.6)	125.6

The effective income tax rate of 39.5% implicit in the $156.6 recovery of income taxes in 2011 differed from the company’s Canadian statutory income tax rate of 28.3% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities) and income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s statutory income tax rate, partially offset by unrecorded income tax losses.

The effective income tax rate of 23.1% implicit in the $125.6 provision for income taxes in 2010 differed from the company’s Canadian statutory income tax rate of 31.0% primarily as a result of the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities, and capital gains in Canada which are only 50.0% taxable) and income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, partially offset by tax differences arising as a result of reporting the income of the Fairfax holding company in U.S. dollars in the consolidated financial statements whereas for tax purposes this income is reported in Canadian dollars.

Income taxes refundable and payable are as follows:

	March 31, 2011	December 31, 2010
Income taxes refundable	246.1	217.2
Income taxes payable	(22.5)	(31.7)
Net income taxes refundable (payable)	223.6	185.5

The following changes have occurred in net income taxes refundable (payable) during the quarter:

	2011	2010
Balance – January 1	185.5	(27.2)
Amounts recorded in the statement of earnings	(0.8)	(100.6)
Payments made during the period	8.4	81.1
Acquisition of subsidiaries (note 21)	27.1	—
Foreign exchange effect and other	3.4	(2.9)
Balance – March 31	223.6	(49.6)

The following is the gross movement in the net deferred income tax asset during the quarter:

	2011	2010
Balance – January 1	490.5	299.5
Amounts recorded in the statement of earnings	157.4	(25.0)
Amounts recorded in equity	8.0	(13.9)
Acquisition of subsidiaries (note 21)	9.6	—
Foreign exchange effect and other	1.3	1.8
Balance – March 31	666.8	262.4

19.   Contingencies and Commitments

Lawsuits

(a)
During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. Pursuant to the scheduling stipulations, the various defendants filed their respective motions to dismiss the Amended Consolidated Complaint, the lead plaintiffs filed their oppositions thereto, the defendants filed their replies to those oppositions and the motions to dismiss were argued before the Court in December 2007. In March 2010, the Court granted the defendants’ motions to dismiss the Amended Consolidated Complaint, on the grounds that the Court had no jurisdiction in that Complaint as constituted, and denied as futile any request by plaintiffs for leave to file a further amended complaint. Previously, in November 2009, the Court had granted a motion by the lead plaintiffs to withdraw as lead plaintiffs, and allowed other prospective lead plaintiffs 60 days to file motions seeking appointment as replacement lead plaintiff. Two entities filed such motions and subsequently asked the Court to appoint them as co-lead plaintiffs. These motions had not been ruled upon prior to the Court’s issuance of its judgment dismissing the Amended Consolidated Complaint. The original lead plaintiffs and the proposed replacement co-lead plaintiffs filed a motion asking the Court to alter or amend its March 2010 judgment so as to reinstate the claims of U.S. residents and to appoint the proposed replacement co-lead plaintiffs as co-lead plaintiffs. That motion was denied. One of the proposed replacement co-lead plaintiffs filed a motion asking the Court to grant it leave to intervene for the purpose of pursuing an appeal of the March 2010 judgment and renewing its application for appointment as replacement lead plaintiff. That motion was denied in late July 2010. The same proposed replacement co-lead plaintiff has filed notices of appeal of the March 2010 judgment and of the July 2010 denial of its motion referred to in the second preceding sentence above. Fairfax, OdysseyRe and the named officers and directors are opposing these purported appeals. The ultimate outcome of any litigation is uncertain, and should the consolidated lawsuit be allowed to continue (or a new comparable lawsuit be commenced) and be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit, if it is allowed to continue, or a subsequently commenced comparable lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to either such lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. If the consolidated lawsuit is allowed to continue or a new comparable lawsuit is commenced, Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against them and the company’s financial statements include no provision for loss in this matter.

(b)
On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. Most of the defendants filed motions to dismiss the lawsuit, all of which were denied during a Court hearing in September 2007. In October 2007, defendants filed a motion for leave to appeal to the Appellate Division from the denial of their motions to dismiss. In December 2007, that motion for leave was denied. Subsequently, two of the defendants filed a motion seeking leave to appeal certain limited issues to the New Jersey Supreme Court. That motion for leave was denied in February 2008. In December 2007, two defendants who were added to the action after its initial filing filed motions to dismiss the claims against them. Those motions were granted in February 2008, with leave being granted to Fairfax to replead the claims against those two defendants. Fairfax filed an amended complaint in March 2008, which again asserted claims against those defendants. Those defendants filed a motion to dismiss the amended complaint, which motion was denied in August 2008. In September 2008, those two defendants also filed a counterclaim against Fairfax, as well as third-party claims against certain Fairfax executives, OdysseyRe, Fairfax’s outside legal counsel and PricewaterhouseCoopers. Those defendants have not to date served all parties named in the third-party complaint and have not pursued any counterclaims. In December 2007, an individual defendant filed a counterclaim against Fairfax. Fairfax’s motion to dismiss that counterclaim was denied in August 2008. Fairfax intends to vigorously defend against these counterclaims. In September 2008, the Court granted a motion for summary judgment brought by two defendants, and dismissed Fairfax’s claims against those defendants without prejudice. Discovery in this action is ongoing. The ultimate outcome of any litigation is uncertain and the company’s financial statements include no provision for loss on the counterclaim.

20.   Pensions and Post Retirement Benefits

The company’s pension and post retirement benefit expense for the three months ended March 31 is comprised of the following:

	Defined benefit pension plans		Post retirement benefit plans
	2011	2010	2011	2010
Defined benefit pension and post retirement expense Cost of benefits earned in the period	4.6	4.2	1.1	0.6
Interest cost on benefit obligation	6.1	5.7	0.8	0.7
Expected return on plan assets	(6.3)	(5.0)	–	—
Foreign exchange effect and other	(0.1)	(1.3)	0.5	0.7
	4.3	3.6	2.4	2.0
Defined contribution benefit expense	3.9	3.8	–	—
Total benefit expense recognized in the consolidated statements of earnings	8.2	7.4	2.4	2.0
Actuarial (gains) losses recognized in other comprehensive income and subsequently included in retained earnings	–	2.3	–	—

21.   Acquisitions and Divestitures

Three months ended March 31, 2011

Acquisition of The Pacific Insurance Berhad

On March 24, 2011, an indirect wholly-owned subsidiary of Fairfax completed the acquisition of all of the outstanding common shares of The Pacific Insurance Berhad (“Pacific Insurance”) for cash consideration of $71.5 (MYR216.5). Regulatory requirements in Malaysia do not permit the company to own greater than 70% of Pacific Insurance. Accordingly, the company has agreed to divest 30% of Pacific Insurance within one year of the closing date. The assets and liabilities and results of operations of Pacific Insurance are included in the company’s financial reporting in the Insurance — Fairfax Asia reporting segment. Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. The preliminary determination of the identifiable assets acquired and liabilities assumed (excluding fair value and other measurement adjustments which may be identified subsequent to completion by the company of its initial valuation of Pacific Insurance’s assets and liabilities) is summarized in the following table.

Pacific Insurance
Acquisition date	March 24, 2011
Percentage of common shares acquired	100%
Assets:
Insurance contract receivables	7.3
Portfolio investments(1)	80.2
Recoverable from reinsurers	26.1
Deferred income taxes	0.1
Goodwill	25.5
Other assets	10.9
150.1
Liabilities:
Accounts payable and accrued liabilities	9.5
Insurance contract liabilities	69.1
78.6
Net assets acquired	71.5
150.1

(1)	Included in the carrying value of the acquired portfolio investments of Pacific Insurance was $22.0 of subsidiary cash and cash equivalents.

Fair value and other measurement adjustments related to the acquisition will be prepared subsequent to the completion of the valuation of Pacific Insurance’s assets and liabilities.

Acquisition of First Mercury Financial Corporation

On February 9, 2011, an indirect wholly-owned subsidiary of Fairfax completed the acquisition of all of the outstanding common shares of First Mercury Financial Corporation (“First Mercury”) for $16.50 per share in cash, representing an aggregate purchase consideration of $294.3. The assets and liabilities and results of operations of First Mercury have been included in the company’s financial reporting in the Insurance – U.S. reporting segment. First Mercury underwrites insurance products and services primarily to specialty commercial insurance markets, focusing on niche and underserved segments. The preliminary determination of the identifiable assets acquired and liabilities assumed (excluding fair value and other measurement adjustments which may be identified subsequent to completion by the company of its initial valuation of First Mercury’s assets and liabilities) is summarized in the following table.

First Mercury
Acquisition date	February 9, 2011
Percentage of common shares acquired	100%
Assets:
Insurance contract receivables	46.9
Portfolio investments(1)	822.3
Recoverable from reinsurers	380.2
Deferred income taxes	9.5
Intangible assets	56.4
Goodwill	73.1
Other assets	60.5
1,448.9
Liabilities:
Subsidiary indebtedness(2)	29.7
Accounts payable and accrued liabilities	63.8
Short sale and derivative obligations	2.9
Funds withheld payable to reinsurers	83.8
Insurance contract liabilities	907.4
Long term debt	67.0
1,154.6
Net assets acquired	294.3
1,448.9

(1)	Included in the carrying value of the acquired portfolio investments of First Mercury was $650.1 of subsidiary cash and cash equivalents.

(2)	Subsequent to the acquisition, First Mercury repaid its subsidiary indebtedness for cash consideration of $29.7.

Cunningham Lindsey Group Limited

On January 4, 2011, the company’s associate CLGL acquired the U.S. operations of GAB Robins North America, Inc., a provider of loss adjusting and claims management services.

Year ended December 31, 2010

Acquisition of General Fidelity Insurance Company

On August 17, 2010, TIG Insurance Company (“TIG”), an indirect wholly-owned subsidiary of Fairfax, completed the acquisition of all of the issued and outstanding shares of General Fidelity Insurance Company (“GFIC”), for total consideration of $240.6 comprised of a cash payment of $100.0 and a contingent promissory note issued by TIG (the “TIG Note”) with an acquisition date fair value of $140.6 (the “GFIC Transaction”). The TIG Note is non-interest bearing (except interest of 2% per annum will be payable during periods, if any, when there is an increase in the United States consumer price index of six percentage points or more) and is due following the sixth anniversary of the closing of the GFIC Transaction. The principal amount of the TIG Note will be reduced based on the cumulative adverse development, if any, of GFIC’s loss reserves at the sixth anniversary of the closing of the GFIC Transaction. The principal amount will be reduced by 75% of any adverse development up to $100, and by 90% of any adverse development in excess of $100 until the principal amount is nil. The fair value of the TIG Note was determined as the present value of the expected payment at maturity using a discount rate of 6.17% per annum due to the long term nature of this financial instrument. Fairfax has guaranteed TIG’s obligations under the TIG Note. Following this transaction, the assets and liabilities and results of operations of GFIC have been included in the company’s consolidated financial reporting in the Runoff reporting segment. The purchase price of $240.6 was comprised of net assets acquired of $323.7 less the excess of the fair value of net assets acquired over the purchase price of $83.1 which was recorded in the consolidated statement of earnings. GFIC is a property and casualty insurance company based in the United States whose insurance business will be run off under the management of Fairfax’s RiverStone subsidiary. In connection with the purchase of GFIC, the company also acquired 100% ownership of BA International Underwriters Limited (subsequently renamed RiverStone Corporate Capital 2 Limited), the only interest of Lloyd’s Syndicate 2112 (“Syndicate 2112”) for nominal cash consideration. Following this transaction, the assets and liabilities and results of operations of Syndicate 2112 have been included in the company’s consolidated financial reporting in the Runoff reporting segment.

Acquisition of Zenith National Insurance Corp.

On May 20, 2010, the company completed the acquisition of all of the outstanding common shares of Zenith National Insurance Corp. (“Zenith National”), other than those common shares already owned by Fairfax and its affiliates, for $38.00 per share in cash, representing aggregate cash consideration of $1.3 billion. Prior to May 20, 2010, the company classified its $90.0 investment (original cost) in 8.2% of the outstanding common shares of Zenith National as at fair value through profit or loss. Following this transaction, the assets and liabilities and results of operations of Zenith National have been included in the company’s consolidated financial reporting in the Insurance – U.S. reporting segment. The $1.4 billion purchase consideration includes the fair value of the previously owned common shares of Zenith National and Zenith National’s assets and liabilities acquired as summarized in the table below. Zenith National is engaged, through its wholly owned subsidiaries, in the workers’ compensation insurance business throughout the United States.

	Syndicate 2112	GFIC	Zenith National
Acquisition date	October 1, 2010	August 17, 2010	May 20, 2010
Percentage of common shares acquired	100%	100%	100%
Assets:
Holding company cash and investments(1)	—	—	50.6
Insurance contract receivables	—	47.7	216.2
Portfolio investments(2)	29.1	661.1	1,746.6
Recoverable from reinsurers	0.7	10.5	235.1
Deferred income taxes	—	42.2	—
Intangible assets(3)	—	—	175.5
Goodwill	—	—	317.6
Other assets	1.5	0.1	430.3
	31.3	761.6	3,171.9
Liabilities:
Accounts payable and accrued liabilities	0.7	10.4	206.2
Deferred income taxes(4)	—	—	44.2
Insurance contract liabilities	30.6	427.5	1,422.4
Long term debt	—	—	57.7
	31.3	437.9	1,730.5
Net assets acquired	—	323.7	1,441.4
	31.3	761.6	3,171.9
Excess of fair value of net assets acquired over purchase price	—	83.1	—

(1)	Included in the carrying value of Zenith National’s holding company cash and investments acquired was $40.6 of holding company cash and cash equivalents.

(2)
Included in the carrying value of the acquired portfolio investments of Syndicate 2112 and GFIC were $29.1 and $650.0 respectively of subsidiary cash and cash equivalents. Included in the carrying value of Zenith National’s portfolio investments acquired was $231.5 of subsidiary cash and cash equivalents and $47.5 of debt securities issued by Fairfax and OdysseyRe. The $47.5 of debt securities acquired was eliminated against long term debt on the consolidated balance sheet.

(3)	Zenith National’s intangible assets were comprised of broker relationships of $147.5, brand names of $20.2 and computer software of $7.8.

(4)	Included in Zenith National’s deferred income taxes was a deferred income tax liability of $58.7 associated with the recognition of broker relationships and brand names as described in footnote 3.

The financial statements of Syndicate 2112, GFIC and Zenith National are included in the company’s consolidated financial statements as of their respective acquisition dates. Goodwill in the amount of $317.6 recorded on the acquisition of Zenith National is primarily attributable to intangible assets that do not qualify for separate recognition. The excess of the fair value of net assets acquired over the purchase price in the amount of $83.1 recorded on the acquisition of GFIC is primarily attributable to the TIG Note being non-interest bearing except in periods, if any, when there is significant inflation in the United States. In 2010, the company’s consolidated statement of earnings included Zenith National’s revenue of $275.6 and net loss of $58.5 since the acquisition date of May 20, 2010.

Sale of TIG Indemnity

On July 1, 2010, TIG sold its wholly-owned inactive subsidiary TIG Indemnity Company (“TIC”) to a third party purchaser, resulting in the recognition of a net gain on investment before income taxes of $7.5. TIG will continue to reinsure 100% of the insurance liabilities of TIC existing at June 30, 2010 and has entered into an administrative agreement with the purchaser whereby TIG will provide claims handling services on those liabilities.

Other

Investment in Gulf Insurance

On September 28, 2010, the company completed the acquisition of a 41.3% interest in Gulf Insurance Company (“Gulf Insurance”) for cash consideration of $217.1 (61.9 million Kuwaiti dinar) inclusive of a 2.1% interest in Gulf Insurance which the company had previously acquired for cash consideration of $8.5 (2.0 million Kuwaiti dinar). Subsequent to making its investment, the company determined that it had obtained significant influence over Gulf Insurance and commenced recording its 41.3% interest in Gulf Insurance using the equity method of accounting. The equity accounted investment in Gulf Insurance was reported in the Corporate and other reporting segment. Following the closing of this transaction, the company sold its ownership interest in Arab Orient Insurance Company (“Arab Orient”) to Gulf Insurance for proceeds equal to the original cost paid to acquire this investment. Gulf Insurance is headquartered in Kuwait and underwrites a full range of primary property and casualty and life and health insurance products in the Middle East and North Africa.

22.   Financial Risk Management

Overview

The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate risk/reward balance and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures and processes for managing those risks during the first quarter of 2011 compared to those identified in 2010.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company’s primary operating subsidiaries combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. The company’s Chief Risk Officer reports quarterly to Fairfax’s Executive Committee and the Board of Directors on the key risk exposures. The Executive Committee approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. All risk management policies are submitted to the Board of Directors for approval.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company’s exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at March 31, 2011 compared to December 31, 2010.

Pricing risk arises because actual claims experience can differ adversely from the assumptions included in pricing calculations. Historically the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. The market cycle is affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced commercial underwriting staff, pricing models and price adequacy monitoring tools.

Reserving risk arises because actual claims experience can differ adversely from the assumptions included in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors.

Variables in the reserve estimation process can be affected by both internal and external factors, such as trends relating to jury awards, economic inflation, medical inflation, worldwide economic conditions, tort reforms, court interpretations of coverage, the regulatory environment, underlying policy pricing, claims handling procedures, inclusion of exposures not contemplated at the time of policy inception and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate payment for the loss, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for claims. The company’s provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax and one or more independent actuaries.

Catastrophe risk arises because property and casualty insurance companies may be exposed to large losses arising from man-made or natural catastrophes that could result in significant underwriting losses. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events through various modeling techniques and through the aggregation of limits exposed. Each of the operating companies has strict underwriting guidelines for the amount of catastrophe exposure it may assume for any one risk and location. Each of the operating companies manages catastrophe exposure by factoring in levels of reinsurance protection, capital levels and risk tolerances. The company’s head office aggregates catastrophe exposure company-wide and continually monitors the group exposure. Currently the company’s objective is to limit its company-wide catastrophe loss exposure such that one year’s aggregate pre-tax net catastrophe losses would not exceed one year’s normalized earnings before income taxes.

To manage its exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, the company’s operating companies have established limits for underwriting authority and the requirement for specific approvals for transactions involving new products or for transactions involving existing products which exceed certain limits of size or complexity. The company’s objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company’s losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company’s loss above a specified retention. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer.

The following summarizes the company’s principal lines of business and the significant insurance risks inherent therein:

•
 Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example earthquake, windstorm and flood) and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, marine and aerospace.

•	Casualty, which insures against accidents, including workers’ compensation and employers’ liability, accident and health, medical malpractice, and umbrella coverage.

•	Specialty, which insures against other miscellaneous risks and liabilities that are not identified above.

•	Reinsurance includes, but is not limited to, property, casualty and liability exposures.

An analysis of revenue by line of business is included in note 23.

The table below shows the company’s concentration of risk by region and line of business based on gross written premiums prior to giving effect to ceded reinsurance premiums. The company’s exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers (including retrocessions) amounted to $298.4 and $225.4 for the three months ended March 31, 2011 and 2010, respectively.

	Canada		United States		Far East		International		Total
For the Three Months Ended March 31,	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Property	112.4	111.2	195.8	198.0	65.8	28.8	192.9	222.8	566.9	560.8
Casualty	136.8	136.8	637.7	356.4	52.9	20.1	137.8	97.6	965.2	610.9
Specialty	30.9	26.2	30.9	27.1	43.5	70.3	163.7	36.8	269.0	160.4
Total	280.1	274.2	864.4	581.5	162.2	119.2	494.4	357.2	1,801.1	1,332.1
Insurance	258.3	254.2	657.6	360.0	88.2	75.9	80.2	51.8	1,084.3	741.9
Reinsurance	21.8	20.0	206.8	221.5	74.0	43.3	414.2	305.4	716.8	590.2
	280.1	274.2	864.4	581.5	162.2	119.2	494.4	357.2	1,801.1	1,332.1

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to investments in debt instruments, reinsurance recoverables and receivables and balances due from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company’s exposure to credit risk or the framework used to monitor, evaluate and manage credit risk at March 31, 2011 compared to December 31, 2010.

The aggregate gross credit risk exposure at March 31, 2011 (without taking into account amounts held by the company as collateral) was $23,984.2 ($23,279.2 at December 31, 2010) and was comprised as follows:

	March 31, 2011	December 31, 2010
Bonds:
U.S., Canadian and other government	4,359.8	4,172.8
Canadian provincials	1,259.5	1,251.3
U.S. states and municipalities	5,539.8	5,425.6
Corporate and other	2,158.7	2,107.0
Derivatives and other invested assets:
Receivable from counterparties to derivatives	543.6	602.4
Insurance contract receivables	1,748.0	1,476.6
Recoverable from reinsurers	4,356.2	3,757.0
Other assets	404.8	372.0
Cash and short term investments	3,613.8	4,114.5
Total gross credit risk exposure	23,984.2	23,279.2

At March 31, 2011, the company had income taxes refundable of $246.1 ($217.2 at December 31, 2010).

Investments in Debt Instruments

The company’s risk management strategy for debt instruments is to invest primarily in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one corporate issuer. While the company reviews third party ratings, it also carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by imposing fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

As at March 31, 2011, the company had holdings of bonds exposed to credit risk (primarily bonds included in Canadian provincials, corporate and other and U.S. states and municipalities) with fair value of $8,958.0 representing 37.8% of the total investment portfolio compared to $8,783.9 at December 31, 2010 representing 37.7% of the total investment portfolio. The company’s exposure to credit risk changed year-over-year as proceeds from sales of corporate and other bonds and mortgage backed securities were reinvested into U.S., Canadian and other sovereign government fixed income securities with nominal credit risk. Notwithstanding the foregoing, there were no significant changes to the company’s exposure to credit risk or the framework used to monitor, evaluate and manage credit risk at March 31, 2011 compared to December 31, 2010 with respect to the company’s investments in debt securities.

There were no significant changes to the composition of the company’s fixed income portfolio classified according to the higher of each security’s respective S&P and Moody’s issuer credit rating at March 31, 2011 compared to December 31, 2010. At March 31, 2011, 86.4% (88.8% at December 31, 2010) of the fixed income portfolio carrying value was rated investment grade, with 71.7% (73.4% at December 31, 2010) being rated AA or better (primarily consisting of government obligations). At March 31, 2011, holdings of fixed income securities in the ten issuers (excluding U.S., Canadian and U.K. federal government bonds) to which the company had the greatest exposure totaled $4,338.4, which represented approximately 18.3% of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held at March 31, 2011 was $501.6, which represented approximately 2.1% of the total investment portfolio.

The consolidated investment portfolio included $5.5 billion ($5.4 billion at December 31, 2010) in U.S. state and municipal bonds (approximately $4.4 billion tax-exempt, $1.1 billion taxable), almost all of which were purchased during 2008. Of the $5.5 billion ($5.4 billion at December 31, 2010) held in the subsidiary investment portfolios at March 31, 2011, approximately $3.5 billion ($3.5 billion at December 31, 2010) were insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds.

Balances due from Counterparties to Derivative Contracts

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, the counterparties to these transactions are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts. Agreements negotiated with counterparties also provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The following table sets out the company’s exposure to credit risk related to the counterparties to its derivative contracts:

	March 31, 2011	December 31, 2010
Total derivative assets (excluding exchange traded instruments comprised principally of equity and credit warrants which are not subject to counterparty risk)	359.1	424.8
Impact of net settlement arrangements	(157.9)	(119.0)
Fair value of collateral deposited for the benefit of the company	(109.8)	(120.5)
Net derivative counterparty exposure after net settlement and collateral arrangements	91.4	185.3

The fair value of the collateral deposited for the benefit of the company at March 31, 2011 consisted of cash of nil ($26.1 at December 31, 2010) and government securities of $109.8 ($94.4 at December 31, 2010) that may be sold or repledged by the company. The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at March 31, 2011. The net derivative counterparty exposure after net settlement and collateral arrangements relates principally to balances due from counterparties that are lower than certain minimum thresholds which would require that collateral be deposited for the benefit of the company.

Recoverable from Reinsurers

Credit exposure on the company’s recoverable from reinsurers balance existed at March 31, 2011 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The company has a process to regularly assess the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and maintain capital and surplus exceeding $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on for amounts that remain unpaid beyond contractually specified time periods on an individual reinsurer basis.

The company’s reinsurance security department conducts ongoing detailed assessments of current and potential reinsurers and annual reviews on impaired reinsurers, and provides recommendations for uncollectible reinsurance provisions for the group. The reinsurance security department also collects and maintains individual and group reinsurance exposures aggregated across the group. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary.

Changes that occurred in the provision for uncollectible reinsurance during the period are disclosed in note 9.

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. It is the company’s policy to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments.

The company believes that cash, short term investments and marketable securities held at the holding company provide more than adequate liquidity to meet the holding company’s obligations in 2011. In addition to these holding company resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash, short term investments and marketable securities, and dividends from its insurance and reinsurance subsidiaries.

The holding company’s known significant commitments remaining for 2011 consist of interest and corporate overhead expenses, preferred share dividends and income tax payments.

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income taxes and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims.

Historically, the insurance and reinsurance subsidiaries have used cash inflows from operations and sales of investment securities to fund their liquidity requirements. The insurance and reinsurance subsidiaries’ principal cash inflows from operating activities are derived from premiums, commissions and distributions from their subsidiaries. The principal cash inflows from investment activities result from repayments of principal, sales of investments and investment income. During any quarter the insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to derivative obligations, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the first quarter of 2011, the insurance and reinsurance subsidiaries paid net cash of $272.2 (2010 – $66.7) with respect to short equity and equity index total return swap derivative obligations (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund such obligations from cash provided by operating activities and from sales of equity investments whose market value will generally vary inversely to the market value of short equity and equity index total return swaps.

The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments and operating expenses. At March 31, 2011, total insurance and reinsurance portfolio investments net of short sale and derivative obligations was $22.7 billion. These portfolio investments may include investments in inactively traded corporate debentures, preferred stocks, and limited partnership interests that are relatively illiquid. At March 31, 2011, these asset classes represented approximately 8.1% (6.7% at December 31, 2010) of the carrying value of the insurance and reinsurance subsidiaries’ portfolio investments.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency risk, interest rate risk and other price risk. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company’s investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level. Following is a discussion of the company’s primary market risk exposures and how those exposures are currently managed.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of the change in interest rates. The company’s interest rate risk management strategy is to position its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. There were no significant changes to the company’s exposure to interest rate risk or the framework used to monitor, evaluate and manage interest rate risk at March 31, 2011 compared to December 31, 2010. During the first quarter of 2011, interest rates on U.S., Canadian and other government fixed income securities increased resulting in the recognition of $131.3 of net mark-to-market losses related to such securities in net earnings.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company’s investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of the company’s existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of the fixed income securities held.

At March 31, 2011, the fair value of the company’s investment portfolio included approximately $13.3 billion of fixed income securities which are subject to interest rate risk. The table below displays the potential impact of changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security. Given the current economic and interest rate environment, the company believes a 200 basis point shift to be reasonably possible.

	March 31, 2011			December 31, 2010
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in Interest Rates 200 basis point increase	10,666.0	(1,788.5)	(19.9)	10,285.5	(1,801.4)	(20.6)
100 basis point increase	11,837.6	(999.0)	(11.1)	11,473.9	(1,009.0)	(11.4)
No change	13,317.8	—	—	12,956.7	—	—
100 basis point decrease	14,971.6	1,123.4	12.4	14,593.3	1,117.1	12.6
200 basis point decrease	16,855.6	2,407.7	26.6	16,461.7	2,397.4	27.1

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Market Price Fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The changes to the company’s exposure to equity price risk through its equity and equity-related holdings at March 31, 2011 compared to December 31, 2010 are described below.

The company holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. At March 31, 2011, the company had aggregate equity and equity-related holdings of $7,994.9 (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives as shown in the table below) compared to aggregate equity and equity-related holdings at December 31, 2010 of $7,589.4. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. As a result of volatility in the equity markets and international credit concerns during 2010, the company protected its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equities, the Russell 2000 index and the S&P 500 index. At March 31, 2011, equity hedges with a notional amount of $6,645.2 represented approximately 83.1% of the company’s equity and equity-related holdings (December 31, 2010 – 80.2%). During the first quarter of 2011, the company paid net cash of $322.0 (2010 – $71.1) to satisfy obligations incurred in connection with the quarterly reset provisions of its short equity and equity index total return swaps. During the first quarter of 2011, the company received net cash of $12.5 (2010 – $43.3) from counterparties in connection with the quarterly reset provisions of the company’s long equity total return swaps. The company believes that the equity hedges will be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur; however, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the future impact of the company’s economic hedging programs related to equity risk.

The following table summarizes the effect of equity risk hedging instruments and related hedged items on the company’s historical financial position and results of operations as of and for the three months ended March 31, 2011 and 2010:

			For the			For the Quarter
			Quarter Ended			Ended
	March 31, 2011		March 31, 2011	March 31, 2010		March 31, 2010
	Exposure /			Exposure /
	Notional	Carrying	Net earnings	Notional	Carrying	Net earnings
	value	value	(pre-tax)	value	value	(pre-tax)
Equity exposures:
Common stocks	4,864.6	4,864.6	351.1	4,829.7	4,829.7	454.7
Preferred stocks - convertible	617.4	617.4	168.0	181.1	181.1	(34.3)
Bonds - convertible	583.1	583.1	73.5	870.1	870.1	56.6
Investments in associates(1)	532.2	403.4	–	452.8	365.0	—
Derivatives and other invested assets:
Equity total return swaps – long positions	1,251.5	(2.8)	17.3	869.7	7.4	49.5
Equity and equity index call options	—	—	—	80.4	57.9	11.8
Equity warrants	146.1	165.1	12.5	152.5	135.1	54.4
Total equity and equity related holdings	7,994.9	6,630.8	622.4	7,436.3	6,446.3	592.7
Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(848.8)	(38.9)	(42.2)	(244.5)	21.9	(25.0)
Equity index total return swaps – short positions	(5,796.4)	(202.6)	(386.2)	(1,689.6)	5.0	(80.8)
	(6,645.2)	(241.5)	(428.4)	(1,934.1)	26.9	(105.8)
Net exposure and financial effects	1,349.7	6,389.3	194.0	5,502.2	6,473.2	486.9

(1)	Excludes the company’s investments in Gulf Insurance, ICICI Lombard and Singapore Re which the company considers to be long term strategic holdings.

One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that offsetting investments in a hedging strategy will not experience perfectly correlated opposite changes in fair value, creating the potential for gains or losses. The objective of the company when selecting a hedging instrument (including its equity index total return swaps) is to economically protect capital over potentially long periods of time and especially during periods of market turbulence. The company regularly monitors the effectiveness of its equity hedging program on a prospective and retrospective basis and based on its historical observation, the company believes that its hedges of its equity and equity-related holdings will be effective in the medium to long term and especially in the event of a significant market correction. However, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the future impact of the company’s economic hedging programs related to equity risk.

In the normal course of effecting its economic hedging strategy with respect to equity risk, the company expects that there may be periods where the notional value of the hedging instruments may exceed or be deficient relative to the company’s exposure to the items being hedged. This situation may arise when management compensates for imperfect correlations between the hedging item and the hedged item or due to the timing of opportunities related to the company’s ability to exit and enter hedges at attractive prices or during the transition period when the company is adding a new hedging program or discontinuing an existing hedging program.

At March 31, 2011, the company’s common stock holdings in the ten issuers to which the company had the greatest exposure was $2,592.2, which represented 11.0% of the total investment portfolio. The exposure to the largest single issuer of common stock holdings held at March 31, 2011 was $455.7, which represented 1.9% of the total investment portfolio.

Risk of Decreasing Price Levels

The risk of decreases in the general price level of goods and services is the potential for a negative impact on the consolidated balance sheet (including the company’s equity and equity-related holdings and fixed income investments in non-sovereign debt) and/or consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. These contracts have a remaining weighted average life of 9.4 years (9.4 years at December 31, 2010), a notional amount of $49,106.1 and fair value of $295.0 at March 31, 2011. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company’s maximum potential loss on any contract is limited to the original cost of that contract.

During the first quarter of 2011, the company purchased $13,596.7 (2010 – $11,090.8) notional amount of CPI-linked derivative contracts at a cost of $122.6 (2010 – $81.4) and recorded net mark-to-market losses of $167.2 (2010 – $11.2) in respect of positions remaining open at the end of the period.

The CPI-linked derivative contracts are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement. The company’s purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which will exist many years into the future, it is not possible to estimate the future impact of this aspect of the company’s risk management program.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset will fluctuate because of changes in exchange rates and could produce an adverse effect on earnings and equity when measured in a company’s functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its investments in associates and net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the British pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities may be used to manage the company’s foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the U.S. dollar. The company’s exposure to foreign currency risk was not significantly different at March 31, 2011 compared to December 31, 2010.

The company’s foreign currency risk management objective is to mitigate the net earnings impact of foreign currency rate fluctuations. The company has a process to accumulate, on a consolidated basis, all significant asset and liability exposures relating to foreign currencies. These exposures are matched and any net unmatched positions, whether long or short, are identified. The company may then take action to cure an unmatched position through the acquisition of a derivative contract or the purchase or sale of investment assets denominated in the exposed currency. Rarely does the company maintain an unmatched position for extended periods of time.

A portion of the company’s premiums are written in foreign currencies and a portion of the company’s loss reserves are denominated in foreign currencies. Moreover, a portion of the company’s cash and investments are held in currencies other than the U.S. dollar. In general, the company manages foreign currency risk on liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate. The company also monitors the exposure of invested assets to foreign currency risk and limits these amounts as deemed necessary. The company may nevertheless, from time to time, experience gains or losses resulting from fluctuations in the values of these foreign currencies, which may favourably or adversely affect operating results.

The company has designated the carrying value of Cdn$275.0 and Cdn$400.0 principal amount respectively of its Canadian dollar denominated senior notes as a hedge of its net investment in Northbridge for financial reporting purposes. Gains and losses related to foreign currency movement on the senior notes is recognized in change in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statements of comprehensive income.

The company had also issued Cdn$1,000 par value of cumulative five-year rate reset preferred shares. Although not eligible to be designated as a hedge for financial reporting purposes, the company considers this Cdn$1.0 billion as an additional economic hedge of its net investment in Northbridge.

Capital Management

The company’s capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at March 31, 2011, comprising shareholders’ equity attributable to shareholders of Fairfax and non-controlling interests, was $8,222.2, compared to $8,673.9 at December 31, 2010. The company manages its capital based on the following financial measurements and ratios:

	March 31, 2011	December 31, 2010
Holding company cash and investments (net of short sale and derivative obligations)	989.3	1,474.2
Holding company debt	1,513.7	1,498.1
Subsidiary debt	988.2	919.5
Other long term obligations – holding company	312.0	311.5
Total debt	2,813.9	2,729.1
Net debt	1,824.6	1,254.9
Common shareholders’ equity	7,245.2	7,697.9
Preferred equity	934.7	934.7
Non-controlling interests	42.3	41.3
Total equity	8,222.2	8,673.9
Net debt/total equity	22.2%	14.5%
Net debt/net total capital(1)	18.2%	12.6%
Total debt/total capital(2)	25.5%	23.9%
Interest coverage(3)	n/a	1.8	x
Interest and preferred share dividend distribution coverage(4)	n/a	1.4	x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distribution obligations adjusted to a before tax equivalent at the company’s Canadian statutory tax rate.

During 2010, the company issued Cdn$750.0 of stated capital of cumulative five-year rate reset preferred shares. Accordingly, the company commenced monitoring its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 4 in the table above. The company’s capital management objectives includes maintaining sufficient liquid resources at the holding company to be able to pay interest on its debt, dividends to its preferred shareholders and all other holding company obligations.

23.   Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. The company identifies its operating segments by operating company consistent with its management structure. The company has aggregated certain of these operating segments into reporting segments as subsequently described. The accounting policies of the reporting segments are the same as those described in note 3. Transfer prices for inter-segment transactions are set at arm’s length. Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Effective January 1, 2011, the company changed the manner in which it classifies amortization expense related to its customer and broker relationships in this segmented Information. Previously, such amortization expense was classified within other underwriting expenses as a component of underwriting profit in the company’s 2010 Annual Report. Effective January 1, 2011, amortization expense related to customer and broker relationships was included in subsidiary corporate overhead. Management believes this change in expense classification will better reflect the results of operations of its operating companies on a standalone basis. In addition, management does not consider acquisition accounting adjustments when assessing the performance of its reporting segments. The prior year comparative figures are consistent with the current year’s presentation. In the first quarter of 2010, $1.5 of amortization expense related to customer and broker relationships is included in corporate overhead within the Insurance – Northbridge reporting segment.

Insurance

Northbridge – Northbridge is a national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market and in selected United States and international markets.

U.S. Insurance (formerly known as Crum & Forster prior to May 20, 2010) – This reporting segment is comprised of Crum & Forster and Zenith National. Crum & Forster is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiaries, Seneca Insurance and First Mercury, provide property and casualty insurance to small businesses and certain specialty coverages. First Mercury was acquired on February 9, 2011, pursuant to the transaction described in note 21. Zenith National is included in this segment effective from its acquisition by the company on May 20, 2010 and is primarily engaged in the workers’ compensation insurance business in the United States.

Fairfax Asia – Included in the Fairfax Asia reporting segment are the company’s operations that underwrite insurance and reinsurance coverages in Singapore (First Capital), Hong Kong (Falcon) and, effective from March 24, 2011, Malaysia (Pacific Insurance pursuant to the transaction described in note 21). Fairfax Asia also includes the company’s 26% equity accounted interest in Mumbai-based ICICI Lombard and its 40.5% equity accounted interest in Thailand (Falcon Thailand).

Reinsurance

OdysseyRe – OdysseyRe underwrites reinsurance, providing a full range of property and casualty products on a worldwide basis, and underwrites specialty insurance, primarily in the United States and in the United Kingdom directly and through the Lloyd’s of London marketplace. As of January 1, 2011, the company has presented the assets, liabilities and results of operations of Clearwater in the Runoff reporting segment following the transfer of ownership of Clearwater from OdysseyRe to the TIG Group. Prior period comparative figures have been presented on a consistent basis to give effect to the transfer as of January 1, 2010. Clearwater is an insurance company which has been in runoff since 1999.

Reinsurance and Insurance – Other

This reporting segment is comprised of Group Re, Advent, Polish Re and Fairfax Brasil. Group Re participates in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as third party reinsurers through CRC Re (Canadian business) and Wentworth (international business). Group Re also writes third party business. Advent is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks. Polish Re is a Polish reinsurance company. Fairfax Brasil is included in this segment since it commenced insurance underwriting activities in March 2010.

Runoff

The runoff reporting segment comprises nSpire Re (including the runoff of nSpire Re’s Group Re participation), RiverStone (UK) and the U.S. runoff company formed on the merger of TIG and IIC combined with Old Lyme and Fairmont. The U.K. and international runoff operations of RiverStone (UK) have reinsured their reinsurance portfolios to nSpire Re to provide consolidated investment and liquidity management services, with the RiverStone Group retaining full responsibility for all other aspects of the business. GFIC was included in U.S. runoff effective from its acquisition by the company on August 17, 2010 and is a property and casualty insurance company based in the United States whose business will run off under the supervision of Fairfax’s RiverStone management.

As described above, Clearwater was included in the Runoff reporting segment as of January 1, 2011. On January 1, 2011, the company’s runoff Syndicate 3500 (managed by RiverStone (UK)) accepted the reinsurance-to-close of all of the liabilities of Syndicate 376. This reinsurance-to-close transaction resulted in the receipt by Syndicate 3500 of $110.3 of cash and investments as consideration for the assumption of net loss reserves of $110.3.

Other

The Other reporting segment includes Ridley which is engaged in the animal nutrition business and operates in the U.S. and Canada.

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies, Hamblin Watsa, an investment management company and MFXchange, a technology company.

Pre-tax income (loss) by Reporting Segment

An analysis of pre-tax income (loss) by reporting segment for the quarters ended March 31 is presented below:

Quarter ended March 31, 2011

					Reinsurance
					and
	Insurance			Reinsurance	Insurance
			Fairfax			Ongoing		Other (animal	Corporate	Eliminations and
	Northbridge	U.S.	Asia	OdysseyRe	Other	operations	Runoff	nutrition)	and other	adjustments	Consolidated
Gross premiums written(1) External	275.9	507.3	110.5	597.2	200.2	1,691.1	–	–	–	–	1,691.1
Intercompany	0.7	–	1.2	3.5	(16.3)	(10.9)	–	–	–	10.9	–
	276.6	507.3	111.7	600.7	183.9	1,680.2	–	–	–	10.9	1,691.1
Net premiums written(1)	258.4	450.7	61.3	509.9	119.4	1,399.7	–	–	–	–	1,399.7
Net premiums earned(1) External	289.7	341.7	42.2	448.6	104.6	1,226.8	–	–	–	–	1,226.8
Intercompany	(21.7)	(2.1)	(1.0)	3.3	21.5	–	–	–	–	–	–
	268.0	339.6	41.2	451.9	126.1	1,226.8	–	–	–	–	1,226.8
Underwriting expenses	(277.6)	(377.0)	(35.4)	(679.2)	(209.6)	(1,578.8)	–	–	–	–	(1,578.8)
Underwriting profit (loss)	(9.6)	(37.4)	5.8	(227.3)	(83.5)	(352.0)	–	–	–	–	(352.0)
Interest income	23.8	25.7	3.3	57.6	13.1	123.5	26.9	–	0.3	–	150.7
Dividends	7.2	7.1	1.0	11.0	0.5	26.8	3.4	–	3.2	–	33.4
Investment expenses	(3.3)	(6.0)	(0.3)	(18.4)	(1.5)	(29.5)	(1.1)	–	(1.3)	26.3	(5.6)
Interest and dividends	27.7	26.8	4.0	50.2	12.1	120.8	29.2	–	2.2	26.3	178.5
Share of profit (loss) from associates	1.4	0.5	(13.5)	1.9	(1.1)	(10.8)	2.0	–	2.2	–	(6.6)
Other Revenue	–	–	–	–	–	–	112.6	154.4	26.3	(26.3)	267.0
Expenses	–	–	–	–	–	–	(137.9)	(148.6)	–	–	(286.5)
	–	–	–	–	–	–	(25.3)	5.8	26.3	(26.3)	(19.5)
Operating income (loss) before:	19.5	(10.1)	(3.7)	(175.2)	(72.5)	(242.0)	5.9	5.8	30.7	–	(199.6)
Net gains (losses) on investments	(1.7)	(85.9)	(2.5)	(26.9)	(10.3)	(127.3)	42.3	–	(16.5)	–	(101.5)
Interest expense	–	(8.8)	–	(7.7)	(1.1)	(17.6)	(2.1)	(0.4)	(33.1)	–	(53.2)
Corporate overhead and other	(2.0)	(3.5)	(1.6)	(4.8)	(0.1)	(12.0)	–	–	(29.8)	–	(41.8)
Pre-tax income (loss)	15.8	(108.3)	(7.8)	(214.6)	(84.0)	(398.9)	46.1	5.4	(48.7)	–	(396.1)
Income taxes											156.6
Net earnings (loss)											(239.5)
Attributable to:
Shareholders of Fairfax											(240.6)
Non-controlling interests											1.1
											(239.5)

(1)	Excludes $110.0, $110.2 and $112.6 of Runoff gross premiums written, net premiums written and net premiums earned respectively.

Quarter ended March 31, 2010

					Reinsurance
					and
	Insurance			Reinsurance	Insurance
			Fairfax			Ongoing		Other (animal	Corporate	Eliminations and
	Northbridge	U.S.	Asia	OdysseyRe	Other	operations	Runoff	nutrition)	and other	adjustments	Consolidated
Gross premiums written(1) External	267.5	221.7	82.6	558.4	200.6	1,330.8	—	—	—	—	1,330.8
Intercompany	0.7	—	—	3.2	25.1	29.0	—	—	—	(29.0)	—
	268.2	221.7	82.6	561.6	225.7	1,359.8	—	—	—	(29.0)	1,330.8
Net premiums written(1)	197.8	186.8	50.6	473.2	184.9	1,093.3	—	—	—	—	1,093.3
Net premiums earned(1) External	287.2	185.3	35.9	454.3	100.2	1,062.9	—	—	—	—	1,062.9
Intercompany	(41.3)	(2.7)	(0.9)	2.8	42.1	—	—	—	—	—	—
	245.9	182.6	35.0	457.1	142.3	1,062.9	—	—	—	—	1,062.9
Underwriting expenses	(257.2)	(196.1)	(33.7)	(515.4)	(181.1)	(1,183.5)	—	—	—	—	(1,183.5)
Underwriting profit (loss)	(11.3)	(13.5)	1.3	(58.3)	(38.8)	(120.6)	—	—	—	—	(120.6)
Interest income	28.3	22.6	3.3	59.1	12.1	125.4	23.4	—	3.7	—	152.5
Dividends	5.4	6.0	0.7	10.2	0.2	22.5	2.3	—	2.6	—	27.4
Investment expenses	(2.6)	(4.7)	(0.4)	(5.1)	(1.2)	(14.0)	(3.0)	—	(0.5)	11.2	(6.3)
Interest and dividends	31.1	23.9	3.6	64.2	11.1	133.9	22.7	—	5.8	11.2	173.6
Share of profit (loss) from associates	0.9	—	4.8	0.3	(0.2)	5.8	1.0	—	0.8	—	7.6
Other Revenue	—	—	—	—	—	—	1.4	141.8	11.2	(11.2)	143.2
Expenses	—	—	—	—	—	—	(29.4)	(137.0)	—	—	(166.4)
	—	—	—	—	—	—	(28.0)	4.8	11.2	(11.2)	(23.2)
Operating income (loss) before:	20.7	10.4	9.7	6.2	(27.9)	19.1	(4.3)	4.8	17.8	—	37.4
Net gains (losses) on investments	77.1	149.5	5.2	150.5	50.3	432.6	82.3	—	82.9	—	597.8
Interest expense	—	(7.0)	—	(7.5)	(1.1)	(15.6)	—	(0.2)	(29.7)	—	(45.5)
Corporate overhead and other	(3.8)	(1.8)	(1.2)	(11.5)	(0.8)	(19.1)	—	—	(25.7)	—	(44.8)
Pre-tax income	94.0	151.1	13.7	137.7	20.5	417.0	78.0	4.6	45.3	—	544.9
Income taxes											(125.6)
Net earnings											419.3
Attributable to:
Shareholders of Fairfax											418.4
Non-controlling interests											0.9
											419.3
(1)	Excludes $1.3, $1.4 and $1.4 of Runoff gross premiums written, net premiums written and net premiums earned respectively.

A reconciliation of total revenue of the reporting segments to the company’s consolidated revenue for the quarters ended March 31 is shown below:

	First quarter
	2011	2010
Revenue of reporting segments:
Net premiums earned	1,226.8	1,062.9
Interest and dividends	178.5	173.6
Share of profit (loss) of associates	(6.6)	7.6
Net gains (losses) on investments	(101.5)	597.8
Other revenue per reportable segment	267.0	143.2
Total consolidated revenues	1,564.2	1,985.1

Product Line

An analysis of revenue by product line for the quarters ended March 31 is presented below:

	Property		Casualty		Specialty		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Net premiums earned Insurance – Canada (Northbridge)	111.4	98.5	131.9	124.1	24.7	23.3	268.0	245.9
– U.S. (Crum & Forster and Zenith)	32.1	29.4	299.7	145.2	7.8	8.0	339.6	182.6
– Asia (Fairfax Asia)	3.6	3.1	23.2	19.5	14.4	12.4	41.2	35.0
Reinsurance – OdysseyRe	223.7	204.4	177.5	210.7	50.7	42.0	451.9	457.1
Reinsurance and Insurance – Other	65.6	93.7	46.7	39.8	13.8	8.8	126.1	142.3
Ongoing operations	436.4	429.1	679.0	539.3	111.4	94.5	1,226.8	1,062.9
Runoff	—	—	(0.1)	1.3	112.7	0.1	112.6	1.4
Total net premiums earned	436.4	429.1	678.9	540.6	224.1	94.6	1,339.4	1,064.3
Interest and dividends							178.5	173.6
Share of profit (loss) of associates							(6.6)	7.6
Net gains (losses) on investments							(101.5)	597.8
Other							154.4	141.8
Total consolidated revenues							1,564.2	1,985.1

Geographic Region

An analysis of revenue by geographic region for the quarters ended March 31 is shown below:

	Canada		United States		Far East		International		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Net premiums earned Insurance – Canada (Northbridge)	258.4	234.8	9.6	11.0	—	—	—	0.1	268.0	245.9
– U.S. (Crum & Forster and Zenith)	—	—	339.6	182.6	—	—	—	—	339.6	182.6
– Asia (Fairfax Asia)	—	—	—	—	41.2	35.0	—	—	41.2	35.0
Reinsurance – OdysseyRe	14.5	12.0	203.7	239.7	36.0	25.6	197.7	179.8	451.9	457.1
Reinsurance and Insurance – Other	28.9	29.9	26.8	40.1	6.0	7.6	64.4	64.7	126.1	142.3
Ongoing operations	301.8	276.7	579.7	473.4	83.2	68.2	262.1	244.6	1,226.8	1,062.9
Runoff	—	0.1	2.2	1.3	—	—	110.4	—	112.6	1.4
	301.8	276.8	581.9	474.7	83.2	68.2	372.5	244.6	1,339.4	1,064.3
Interest and dividends									178.5	173.6
Share of profit (loss) of associates									(6.6)	7.6
Net gains (losses) on investments									(101.5)	597.8
Other									154.4	141.8
Total consolidated revenues									1,564.2	1,985.1
Allocation of revenu	22.5%	26.0%	43.5%	44.6%	6.2%	6.4%	27.8%	23.0%

24.   Expenses

Losses on claims, net, operating and other expenses for the three months ended March 31 are comprised of the following:

	2011	2010
Losses and loss adjustment expenses	1,241.8	795.6
Salaries and employee benefit expenses	216.1	217.4
Animal nutrition product cost of sales	125.5	121.9
Audit, legal and tax professional fees	39.4	26.9
Depreciation, amortization and impairment charges	13.5	9.8
Operating lease costs	14.4	12.3
Other	69.6	45.0
	1,720.3	1,228.9

25.   Supplementary Cash Flow Information

Cash and cash equivalents are included in the consolidated balance sheets as follows:

	March 31, 2011	December 31, 2010
Holding company cash and investments:
Cash and balances with banks	58.1	73.5
Treasury bills and other eligible bills	118.8	263.8
	176.9	337.3
Subsidiary cash and short term investments:
Cash and balances with banks	1,284.0	805.9
Treasury bills and other eligible bills	1,080.2	2,117.3
	2,364.2	2,923.2
Cash and balances with banks – restricted(1)	57.5	45.3
Treasury bills and other eligible bills – restricted(1)	50.5	53.6
	108.0	98.9
	2,472.2	3,022.1
Subsidiary assets pledged for short sale and derivative obligations:
Cash and balances with banks	9.1	11.4
Treasury bills and other eligible bills	–	3.2
	9.1	14.6
	2,658.2	3,374.0

(1)	Cash and cash equivalents as presented in the consolidated statements of cash flows excludes restricted balances of $108.0 at March 31, 2011 and $98.9 at December 31, 2010.

Details of certain cash flows included in the consolidated statements of cash flows for the three months ended March 31, are as follows:

	2011	2010
(a) Changes in Operating Assets and Liabilities Net decrease (increase) in restricted cash and cash equivalents	(8.9)	(1.1)
Provision for losses and loss adjustment expenses	237.3	18.6
Provision for unearned premiums	219.9	48.1
Insurance contract receivables	(204.3)	(5.9)
Recoverable from reinsurers	(57.8)	(0.9)
Accounts receivable	(1.3)	62.7
Funds withheld payable to reinsurers	3.9	18.1
Accounts payable and accrued liabilities	37.9	(168.4)
Income taxes payable	(9.3)	44.9
Other	(6.2)	38.1
	211.2	54.2
(b) Net interest received Interest received	141.5	142.0
Interest paid	(26.5)	(23.7)
	115.0	118.3
(c) Net income taxes paid	(8.4)	(77.0)
(d) Dividends received	13.2	14.9
(e) Dividends paid Common share dividends paid	(205.9)	(200.8)
Preferred share dividends paid	(13.2)	(5.0)
	(219.1)	(205.8)

26.   Transition from Canadian GAAP to International Financial Reporting Standards

Adjustments upon adoption of IFRS

IFRS permits exemptions from full retrospective application of certain standards. In preparing these consolidated financial statements in accordance with IFRS, the company has applied the mandatory exceptions and certain of the optional exemptions to full retrospective application of IFRS.

IFRS mandatory exceptions

The company has applied the following mandatory exceptions to retrospective application of IFRS:

Estimates

Hindsight was not used to create or revise estimates. The estimates previously made by the company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies. Estimates under IFRS at January 1, 2010 are consistent with estimates made for that same date under Canadian GAAP.

Hedge accounting

Hedge accounting can only be applied prospectively from the IFRS transition date to transactions that satisfy the hedge accounting criteria in IAS 39 Financial Instruments: Recognition and Measurement. Hedging relationships cannot be designated and the supporting documentation cannot be created retrospectively.

The company’s existing hedge of its net investment in Northbridge under Canadian GAAP complies with IAS 39. No adjustment upon adoption of IFRS was required.

Non-controlling interests

The requirements of IAS 27 Consolidated and Separate Financial Statements were applied prospectively from January 1, 2010 with respect to the attribution of total comprehensive income to the shareholders of the company and to the non-controlling interests, and for transactions involving a change in the level of the company’s ownership in a subsidiary. These requirements were adopted under Canadian GAAP on January 1, 2010, and accordingly no adjustment upon adoption of IFRS was required.

IFRS optional exemptions

The company has elected to apply the following optional exemptions from full retrospective application of IFRS:

(1)   Business combinations

IFRS 1 provides the option to apply IFRS 3 Business Combinations retrospectively or prospectively from the transition date. Full retrospective application of IFRS 3 would require restatement of all business combinations that occurred prior to the transition date.

The company has applied the business combinations exemption in IFRS 1 and as a result has not retrospectively applied IFRS 3 to any business combinations that took place prior to the transition date of January 1, 2010. No changes to assets or liabilities recognized in those business combinations were required as a result of adopting IFRS. Goodwill arising on business combinations prior to the transition date was not adjusted from the carrying value previously determined under Canadian GAAP.

(2)   Employee benefits

IFRS 1 provides the option to apply IAS 19 Employee Benefits retrospectively for the recognition of actuarial gains and losses, or to recognize all actuarial gains and losses deferred under Canadian GAAP in opening retained earnings at the transition date.

The company has elected to recognize all unamortized actuarial gains and losses from its pension and post retirement benefit plans in opening retained earnings as at January 1, 2010. The impact on individual financial statement lines is as follows:

Financial Statement Line	as at January 1, 2010 increase (decrease)	as at March 31, 2010 increase (decrease)	as at December 31, 2010 increase (decrease)
Investments in associates	(9.8)	(9.8)	(7.6)
Deferred income taxes	3.9	3.9	6.8
Pension assets (other assets)	(4.8)	(4.6)	(11.1)
Pension and post retirement liabilities (accounts payable and accrued liabilities)	22.3	21.3	12.7
Retained earnings	(31.3)	(30.1)	(22.4)
Non-controlling interests	(1.7)	(1.7)	(2.2)

	For the three months ended March 31, 2010 increase (decrease)	For the year ended December 31, 2010 increase (decrease)
Share of profit (loss) of associates	—	0.3
Net gains (losses) on investments	1.0	—
Operating expenses	(0.2)	1.3
Other expenses	(0.1)	(0.5)
Provision for (recovery of) income taxes	0.1	(0.4)
Other comprehensive income, net of income taxes	—	9.0

(3)   Currency translation differences

Retrospective application of IFRS would require the company to determine cumulative currency translation differences in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 provides the option to recognize all cumulative currency translation gains and losses deferred under Canadian GAAP in opening retained earnings at the transition date.

The company has elected to recognize all cumulative currency translation gains and losses in opening retained earnings as at January 1, 2010. The impact on individual financial statements line is as follows:

Financial Statement Line	as at January 1, 2010 increase (decrease)	as at March 31, 2010 increase (decrease)	as at December 31, 2010 increase (decrease)
Retained earnings	150.1	150.1	150.1
Accumulated other comprehensive income	(150.1)	(150.1)	(150.1)

Other Measurement Adjustments between Canadian GAAP and IFRS

(4)   Adoption of IFRS 9 Financial Instruments: Classification and Measurement

As permitted by the transition rules for first-time adopters of IFRS, the company has early adopted IFRS 9 Financial Instruments: Classification and Measurement (“IFRS 9”) effective January 1, 2010. This standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement for the classification and measurement of financial assets and liabilities. IFRS 9 eliminates the available for sale and held to maturity categories, and the requirement to bifurcate embedded derivatives with respect to hybrid contracts. Under IFRS 9 hybrid contracts are measured as a whole at fair value through profit and loss (“FVTPL”). Equity instruments are measured at FVTPL by default. Fixed income investments are measured at amortized cost if both of the following criteria are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding, otherwise fixed income investments are measured at FVTPL. Under this standard, the company’s business model requires that its investment portfolio be primarily measured at FVTPL.

The effect of adopting IFRS 9 as at January 1, 2010 is to recognize all unrealized gains and losses on financial instruments in accumulated other comprehensive income to retained earnings. The impact on individual financial statement lines is as follows:

Financial Statement Line	as at January 1, 2010 increase (decrease)	as at March 31, 2010 increase (decrease)	as at December 31, 2010 increase (decrease)
Retained earnings	747.1	875.3	612.6
Accumulated other comprehensive income	(747.1)	(875.3)	(612.6)

	For the three months ended March 31, 2010 increase (decrease)	For the year ended December 31, 2010 increase (decrease)
Share of profit (loss) of associates	5.5	1.8
Net gains (losses) on investments	174.7	(204.9)
Provision for (recovery of) income taxes	51.9	(67.1)

(5)   Structured settlements

Structured settlements occur when an insurer has settled a claim and purchased an annuity from a life insurance company to cover the payment stream agreed to in the settlement with the claimant. The payments are usually for a set amount over the claimant’s life, or a series of fixed payments for a specified period of time.

Under IFRS, the company accounts for structured settlements by derecognizing the original claims liability and recording any secondary obligation arising as a financial guarantee where: (i) an annuity is purchased and there is an irrevocable direction from the company to the annuity underwriter to make all payments directly to the claimant, (ii) the annuity is non-commutable, non-assignable and non-transferable, the company is not entitled to any annuity payments and there are no rights under the contractual arrangement that would provide any current or future benefit to the company, (iii) the company is released by the claimant to evidence settlement of the claim amount, and (iv) the company remains liable to make payments to the claimant in the event and to the extent the annuity underwriter fails to make payments under the terms and conditions of the annuity and the irrevocable direction given.

Under Canadian GAAP where it was not virtually assured that a secondary obligation did not exist, the company accounted for structured settlements by applying reinsurance accounting whereby the reinsurance recoverable (i.e. the value of the life annuity) and the claim obligation remained on the consolidated balance sheet. The effect of this adjustment on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at March 31, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Recoverable from reinsurers	(245.7)	(241.8)	(236.9)
Accounts payable and accrued liabilities	15.1	15.1	14.8
Insurance contract liabilities	(260.8)	(256.9)	(251.7)

(6)   Derecognition of deferred tax assets

Under IFRS, certain income tax payments related to the transfer of assets between group companies may no longer be deferred on consolidation, as was permitted under Canadian GAAP. Historically the company had recorded prepaid taxes related to intercompany transfers within future income taxes and income taxes payable. The effect of this adjustment on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at March 31, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Deferred income taxes	(27.0)	(27.0)	(27.0)
Income taxes payable	5.8	5.8	5.8
Retained earnings	(32.8)	(32.8)	(32.8)

(7)   Impairment of premises and equipment

Under IFRS, the carrying amount of an asset is reduced to its recoverable amount when the asset’s carrying amount exceeds its recoverable amount which is defined as the higher of value in use or fair value less costs to sell. Fair value less costs to sell is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable and willing parties, less the cost of disposal, and value in use is the present value of the future cash flows expected to be derived from the use of the asset.

Under Canadian GAAP, the carrying amount of an asset was not recoverable when it exceeded the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. The impairment loss was then measured as the amount by which the carrying amount exceeded the asset’s fair value.

An impairment charge was recorded under IFRS related to certain of Ridley’s manufacturing plants resulting primarily from the use of undiscounted cash flows under Canadian GAAP and discounted cash flows under IFRS in the methodology for assessing impairment. The effect of this adjustment on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at March 31, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Deferred income taxes	3.8	3.8	3.7
Premises and equipment (other assets)	(12.7)	(12.6)	(12.3)
Retained earnings	(6.3)	(6.2)	(6.0)
Non-controlling interests	(2.6)	(2.6)	(2.6)

	For the three months ended March 31, 2010 increase (decrease)	For the year ended December 31, 2010 increase (decrease)
Other expenses	(0.1)	(0.4)
Provision for (recovery of) income taxes	—	0.1

(8)   Pension asset limitation

IFRS limits the measurement of a defined benefit pension plan asset to the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan plus unrecognized gains and losses. Based on the statutory minimum funding requirements and expected future service costs of a subsidiary defined benefit pension plan, a pension asset previously recorded under Canadian GAAP no longer qualified for recognition under IFRS. The effect of this adjustment on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at March 31, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Deferred income taxes	7.4	8.3	—
Pension assets (other assets)	(8.5)	(11.0)	—
Pension and post retirement liabilities (accounts payable and accrued liabilities)	20.5	21.3	—
Retained earnings	(21.6)	(23.3)	—
Accumulated other comprehensive income		(0.7)	—

	For the three months ended March 31, 2010 increase (decrease)	For the year ended December 31, 2010 increase (decrease)
Other comprehensive income, net of income taxes	(2.4)	21.6

(9)   Employee benefits

IFRS permits only the unvested portion of past service costs (i.e., costs related to prior periods from the introduction of or a change to certain types of employee benefit plans) to be deferred and recognized as an expense on a straight line basis over the average period until the benefits become vested. All vested past service costs are expensed immediately under IFRS, whereas under Canadian GAAP, vested past service costs were generally recognized as an expense over the expected average remaining service period of eligible employees. The effect of recognizing all vested past service costs on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at March 31, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Deferred income taxes	(1.3)	(1.4)	(1.1)
Pension assets (other assets)	(1.1)	(1.1)	(1.1)
Pension and post retirement liabilities (accounts payable and accrued liabilities)	(4.4)	(4.6)	(3.9)
Retained earnings	1.7	1.8	1.4
Non-controlling interests	0.3	0.3	0.3

	For the three months ended March 31, 2010 increase (decrease)	For the year ended December 31, 2010 increase (decrease)
Operating expenses	(0.2)	0.1
Other expenses	—	0.4
Provision for (recovery of) income taxes	0.1	(0.2)

(10)   Other

Other adjustments are individually insignificant and their impact on individual financial statement lines are as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at March 31, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Insurance contract receivables	3.2	2.7	1.9
Common stocks	(1.8)	(2.2)	2.0
Recoverable from reinsurers	(1.8)	(2.6)	0.1
Deferred income taxes	(6.0)	(7.2)	(6.3)
Other assets	(1.4)	(2.3)	(1.2)
Accounts payable and accrued liabilities	(0.8)	(3.3)	—
Income taxes payable	0.9	—	0.5
Insurance contract liabilities	(1.1)	(0.4)	0.6
Long term debt	(0.5)	(0.4)	(0.4)
Retained earnings	(6.3)	(6.9)	(4.4)
Accumulated other comprehensive income	—	(0.6)	0.2

	For the three months ended March 31, 2010 increase (decrease)	For the year ended December 31, 2010 increase (decrease)
Interest and dividends	(0.2)	—
Share of profit (loss) of associates	—	(0.2)
Net gains (losses) on investments	(0.3)	(4.3)
Operating expenses	0.2	0.5
Interest expense	—	0.1
Other expenses	0.1	0.4
Provision for (recovery of) income taxes	(0.2)	0.2

Reclassifications to conform with the company’s IFRS financial statement presentation

(a)	Other assets include premises and equipment and income taxes receivable which were disclosed as separate lines under Canadian GAAP;

(b)	Insurance contract liabilities include provisions for claims and unearned premiums which were disclosed as separate lines under Canadian GAAP;

(c)	Long term debt includes holding company borrowings, subsidiary company borrowings and other long term obligations of the holding company which were disclosed as separate lines under Canadian GAAP;

(d)
 Presentation of equity for Canadian GAAP as at January 1, 2010, reflects the adoption of the Canadian Institute of Chartered Accountants Handbook Section 1582 Business Combinations, Section 1601 Consolidated Financial Statements and Section 1602 Non-Controlling Interests;

(e)	Reclassification of miscellaneous balances receivable (primarily accrued interest and dividends) to other assets in order to separately present insurance contract receivables; and,

(f)	Reclassification of ceded losses to a separate line.

Consolidated Statements of Cash Flows

The company’s consolidated statements of cash flows are presented in accordance with IAS 7 Statement of Cash Flows. The statements present substantially the same information as that previously required under Canadian GAAP with limited differences in classification of certain items as discussed below.

Under Canadian GAAP, the company previously classified trading securities as an investing activity, whereas IFRS includes them as an operating activity. IFRS permits cash flows from interest and dividends received and paid to be classified as operating, investing or financing activities. Consistent with the nature of the cash flows and with previous Canadian GAAP, the company has classified interest received and paid, and dividends received, as operating activities while dividends paid are classified as a financing activity.

Consolidated Balance Sheet as at January 1, 2010
(unaudited – US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications		Reclassified	Adjustments upon adoption of IFRS		IFRS	IFRS
Assets								Assets
Holding company cash and investments	1,251.6	—		1,251.6	—		1,251.6	Holding company cash and investments
Accounts receivable and other	1,805.0	(431.4	)(e)	1,373.6	3.2	(10)	1,376.8	Insurance contract receivables
	3,056.6	(431.4)		2,625.2	3.2		2,628.4
Portfolio investments								Portfolio investments
Subsidiary cash and short term								Subsidiary cash and short term
investments	3,244.8	—		3,244.8	—		3,244.8	investments
Bonds	10,918.3	—		10,918.3	—		10,918.3	Bonds
Preferred stocks	292.8	—		292.8	—		292.8	Preferred stocks
Common stocks	4,895.0	—		4,895.0	(1.8	)(10)	4,893.2	Common stocks
Investments, at equity	433.5	—		433.5	(9.8	)(2)	423.7	Investments in associates
Derivatives and other invested assets	142.7	—		142.7	—		142.7	Derivatives and other invested assets
Assets pledged for short sale and								Assets pledged for short sale
derivative obligations	151.5	—		151.5	—		151.5	and derivative obligations
	20,078.6	—		20,078.6	(11.6)		20,067.0
Deferred premium acquisition costs	372.0	—		372.0	—		372.0	Deferred premium acquisition costs
					(245.7	)(5)
Recoverable from reinsurers	3,818.6	—		3,818.6	(1.8	)((10))	3,571.1	Recoverable from reinsurers
					3.9	(2)
					(27.0	)(6)
					3.8	(7)
					7.4	(8)
					(1.3	)(9)
Future income taxes	318.7	—		318.7	(6.0	)(10)	299.5	Deferred income taxes
Goodwill and intangible assets	438.8	—		438.8	—		438.8	Goodwill and intangible assets
					(4.8	)(2)
					(12.7	)(7)
					(8.5	)(8)
					(1.1	)(9)
Other assets(a)	368.7	431.4	(e)	800.1	(1.4	)(10)	771.6	Other assets
	28,452.0	—		28,452.0	(303.6)		28,148.4
Liabilities								Liabilities
Subsidiary indebtedness	12.1	—		12.1	—		12.1	Subsidiary indebtedness
					22.3	(2)
					15.1	(5)
					20.5	(8)
					(4.4	)(9)
Accounts payable and accrued liabilities	1,238.1	—		1,238.1	(0.8	)(10)	1,290.8	Accounts payable and accrued liabilities
					5.8	(6)
Income taxes payable	70.9	—		70.9	0.9	(10)	77.6	Income taxes payable
Short sale and derivative obligations	57.2	—		57.2	—		57.2	Short sale and derivative obligations
Funds withheld payable to reinsurers	354.9	—		354.9	—		354.9	Funds withheld payable to reinsurers
	1,733.2	—		1,733.2	59.4		1,792.6
					(260.8	)(5)
Insurance contract liabilities(b)	16,680.5	—		16,680.5	(1.1	)(10)	16,418.6	Insurance contract liabilities
Long term debt(c)	2,301.7	—		2,301.7	(0.5	)(10)	2,301.2	Long term debt
	18,982.2	—		18,982.2	(262.4)		18,719.8
Equity(d)								Equity
Common stock	3,058.6	—		3,058.6	—		3,058.6	Common stock
Treasury shares (at cost)	(28.7)	—		(28.7)	—		(28.7)	Treasury shares (at cost)
					(31.3	)(2)
					150.1	(3)
					747.1	(4)
					(32.8	)(6)
					(6.3	)(7)
					(21.6	)(8)
					1.7	(9)
Retained earnings	3,468.8	—		3,468.8	(6.3	)(10)	4,269.4	Retained earnings
Accumulated other comprehensive					(150.1	)(3)		Accumulated other comprehensive
income	893.1	—		893.1	(747.1	)(4)	(4.1)	income
Common shareholders’ equity	7,391.8	—		7,391.8	(96.6)		7,295.2	Common shareholders’ equity
Preferred stock	227.2	—		227.2	—		227.2	Preferred stock
Shareholders’ equity attributable								Shareholders’ equity attributable
to shareholders of Fairfax	7,619.0	—		7,619.0	(96.6)		7,522.4	to shareholders of Fairfax
					(1.7	)(2)
					(2.6	)(7)
Non-controlling interests	117.6	—		117.6	0.3	(9)	113.6	Non-controlling interests
Total equity	7,736.6	—		7,736.6	(100.6)		7,636.0	Total equity
	28,452.0	—		28,452.0	(303.6)		28,148.4

Consolidated Balance Sheet as at March 31, 2010
(unaudited – US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications		Reclassified	Adjustments upon adoption of IFRS		IFRS	IFRS
Assets								Assets
Holding company cash and investments	1,788.1	—		1,788.1	—		1,788.1	Holding company cash and investments
Accounts receivable and other	1,875.7	(484.4	)(e)	1,391.3	2.7	(10)	1,394.0	Insurance contract receivables
	3,663.8	(484.4)		3,179.4	2.7		3,182.1
Portfolio investments								Portfolio investments
Subsidiary cash and short term investments	3,436.9	—		3,436.9	—		3,436.9	Subsidiary cash and short term investments
Bonds	10,981.3	—		10,981.3	—		10,981.3	Bonds
Preferred stocks	274.5	—		274.5	—		274.5	Preferred stocks
Common stocks	4,609.2	—		4,609.2	(2.2	)(10)	4,607.0	Common stocks
Investments, at equity	478.2	—		478.2	(9.8	)(2)	468.4	Investments in associates
Derivatives and other invested assets	270.2	—		270.2	—		270.2	Derivatives and other invested assets
Assets pledged for short sale and								Assets pledged for short sale
derivative obligations	187.5	—		187.5	—		187.5	and derivative obligations
	20,237.8	—		20,237.8	(12.0)		20,225.8
Deferred premium acquisition costs	386.0	—		386.0	—		386.0	Deferred premium acquisition costs
					(241.8	)(5)
Recoverable from reinsurers	3,863.7	—		3,863.7	(2.6	)((10))	3,619.3	Recoverable from reinsurers
					3.9	(2)
					(27.0	)(6)
					3.8	(7)
					8.3	(8)
					(1.4	)(9)
Future income taxes	282.0	—		282.0	(7.2	)(10)	262.4	Deferred income taxes
Goodwill and intangible assets	450.5	—		450.5	—		450.5	Goodwill and intangible assets
					(4.6	)(2)
					(12.6	)(7)
					(11.0	)(8)
					(1.1	)(9)
Other assets(a)	398.6	484.4	(e)	883.0	(2.3	)(10)	851.4	Other assets
	29,282.4	—		29,282.4	(304.9)		28,977.5
Liabilities								Liabilities
Subsidiary indebtedness	11.4	—		11.4	—		11.4	Subsidiary indebtedness
					21.3	(2)
					15.1	(5)
					21.3	(8)
					(4.6	)(9)
Accounts payable and accrued liabilities	1,141.9	—		1,141.9	(3.3	)(10)	1,191.7	Accounts payable and accrued liabilities
Income taxes payable	116.3	—		116.3	5.8	(6)	122.1	Income taxes payable
Short sale and derivative obligations	78.1	—		78.1	—		78.1	Short sale and derivative obligations
Funds withheld payable to reinsurers	373.0	—		373.0	—		373.0	Funds withheld payable to reinsurers
	1,720.7	—		1,720.7	55.6		1,776.3
					(256.9	)(5)
Insurance contract liabilities(b)	16,838.0	—		16,838.0	(0.4	)(10)	16,580.7	Insurance contract liabilities
Long term debt(c)	2,313.2	—		2,313.2	(0.4	)(10)	2,312.8	Long term debt
	19,151.2	—		19,151.2	(257.7)		18,893.5
Equity								Equity
Common stock	3,257.2	—		3,257.2	—		3,257.2	Common stock
Treasury shares (at cost)	(28.2)	—		(28.2)	—		(28.2)	Treasury shares (at cost)
					(30.1	)(2)
					150.1	(3)
					875.3	(4)
					(32.8	)(6)
					(6.2	)(7)
					(23.3	)(8)
					1.8	(9)
Retained earnings	3,550.9	—		3,550.9	(6.9	)(10)	4,478.8	Retained earnings
ccumulated other comprehensive					(150.1 (875.3 (0.7	)(3) )(4) )(8)		Accumulated other comprehensive
income	1,106.7	—		1,106.7	(0.6	)(10)	80.0	income
Common shareholders’ equity	7,886.6	—		7,886.6	(98.8)		7,787.8	Common shareholders’ equity
Preferred stock	410.3	—		410.3	—		410.3	Preferred stock
Shareholders’ equity attributable to								Shareholders’ equity attributable to
shareholders of Fairfax	8,296.9	—		8,296.9	(98.8)		8,198.1	shareholders of Fairfax
					(1.7	)(2)
					(2.6	)(7)
Non-controlling interests	113.6	—		113.6	0.3	(9)	109.6	Non-controlling interests
Total equity	8,410.5	—		8,410.5	(102.8)		8,307.7	Total equity
	29,282.4	—		29,282.4	(304.9)		28,977.5

Consolidated Statement of Earnings for the three months ended March 31, 2010

(unaudited – US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications		Reclassified	Adjustments upon adoption of IFRS		IFRS for the three months ended	IFRS
Revenue								Revenue
Gross premiums written	1,332.1	—		1,332.1	—		1,332.1	Gross premiums written
Net premiums written	1,094.7	—		1,094.7	—		1,094.7	Net premiums written
Net premiums earned	1,064.3	—		1,064.3	—		1,064.3	Net premiums earned
Interest and dividends	173.8	—		173.8	(0.2	)(10)	173.6	Interest and dividends
Earnings (losses) from investments, at equity	2.1	—		2.1	5.5	(4)	7.6	Share of profit (loss) of associates
					1.0	(2)
					174.7	(4)
Net gains on investments	422.4	—		422.4	(0.3	)(10)	597.8	Net gains on investments
Other revenue	141.8	—		141.8	—		141.8	Other revenue
	1,804.4	—		1,804.4	180.7		1,985.1
Expenses								Expenses
Losses on claims, net	872.0	222.2	(f)	1,094.2	—		1,094.2	Losses on claims, gross
—	—	(222.2	)(f)	(222.2)	—		(222.2)	Less ceded losses on claims
Losses on claims, net	872.0	—		872.0	—		872.0	Losses on claims, net
					(0.2	)(2)
					(0.2	)(9)
Operating expenses	220.1	—		220.1	0.2	(10)	219.9	Operating expenses
Commissions, net	165.8	—		165.8	—		165.8	Commissions, net
Interest expense	45.5	—		45.5	—		45.5	Interest expense
					(0.1	)(2)
					(0.1	)(7)
Other expenses	137.1	—		137.1	0.1	(10)	137.0	Other expenses
	1,440.5	—		1,440.5	(0.3)		1,440.2
Earnings before income taxes	363.9	—		363.9	181.0		544.9	Earnings before income taxes
					0.1	(2)
					51.9	(4)
					0.1	(9)
Income taxes	73.7	—		73.7	(0.2	)(10)	125.6	Provision for (recovery of) income taxes
Net earnings	290.2	—		290.2	129.1		419.3	Net earnings
Attributable to:								Attributable to:
Shareholders of Fairfax	289.4	—		289.4	129.0		418.4	Shareholders of Fairfax
Non-controlling interests	0.8	—		0.8	0.1		0.9	Non-controlling interests
	290.2	—		290.2	129.1		419.3

Consolidated Statement of Comprehensive Income
for the three months ended March 31, 2010 \
(unaudited – US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications	Reclassified	Adjustments upon adoption of IFRS		IFRS for the three months ended	IFRS
Net earnings	290.2	—	290.2	129.1		419.3	Net earnings
Other comprehensive income, net of							Other comprehensive income, net of
income taxes							income taxes
Change in net unrealized gains and
losses on available for sale securities	310.0	—	310.0	(310.0	)(4)	—	—
Reclassification of net realized (gains)						—
losses to net earnings	(186.8)	—	(186.8)	186.8	(4)	—

Change in unrealized foreign currency							Change in unrealized foreign currency translation
translation gains (losses) on foreign				(0.7	)(8)		gains (losses) on foreign
operations	87.0	—	87.0	(0.6	)(10)	85.7	operations
							Change in gains and losses on hedge of
Change in gains and losses on hedge of							net
net investment in foreign							investment in foreign
subsidiary	(12.7)	—	(12.7)	—		(12.7)	subsidiary
Share of other comprehensive income of							Share of other comprehensive income of
investments, at equity	16.1	—	16.1	(5.0	)(4)	11.1	associates
							Actuarial gains (losses)
—	—	—	—	(1.7	)(8)	(1.7)	on defined benefit plans

Other comprehensive income, net of							Other comprehensive income, net of income
income taxes	213.6	—	213.6	(131.2)		82.4	taxes
Comprehensive income	503.8	—	503.8	(2.1)		501.7	Comprehensive income
Attributable to:							Attributable to:
Shareholders of Fairfax	503.0	—	503.0	(2.2)		500.8	Shareholders of Fairfax
Non-controlling interests	0.8	—	0.8	0.1		0.9	Non-controlling interests
	503.8	—	503.8	(2.1)		501.7

Consolidated Balance Sheet
as at December 31, 2010
(unaudited – US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications		Reclassified	Adjustments upon adoption of IFRS		IFRS	IFRS
Assets								Assets
Holding company cash and investments	1,540.7	—		1,540.7	—		1,540.7	Holding company cash and investments
Accounts receivable and other	1,802.3	(327.6	)(e)	1,474.7	1.9	(10)	1,476.6	Insurance contract receivables
	3,343.0	(327.6)		3,015.4	1.9		3,017.3
Portfolio investments								Portfolio investments
Subsidiary cash and short term								Subsidiary cash and short term
investments	3,513.9	—		3,513.9	—		3,513.9	investments
Bonds	11,748.2	—		11,748.2	—		11,748.2	Bonds
Preferred stocks	583.9	—		583.9	—		583.9	Preferred stocks
Common stocks	4,131.3	—		4,131.3	2.0	(10)	4,133.3	Common stocks
Investments, at equity	715.5	—		715.5	(7.6	)(2)	707.9	Investments in associates
Derivatives and other invested assets	579.4	—		579.4	—		579.4	Derivatives and other invested assets
Assets pledged for short sale and								Assets pledged for short sale and
derivative obligations	709.6	—		709.6	—		709.6	derivative obligations
	21,981.8	—		21,981.8	(5.6)		21,976.2
Deferred premium acquisition costs	357.0	—		357.0	—		357.0	Deferred premium acquisition costs
					(236.9	)(5)
Recoverable from reinsurers	3,993.8	—		3,993.8	0.1	((10))	3,757.0	Recoverable from reinsurers
					6.8	(2)
					(27.0	)(6)
					3.7	(7)
					(1.1	)(9)
Future income taxes	514.4	—		514.4	(6.3	)(10)	490.5	Deferred income taxes
Goodwill and intangible assets	949.1	—		949.1	—		949.1	Goodwill and intangible assets
					(11.1	)(2)
					(12.3	)(7)
					(1.1	)(9)
Other assets(a)	599.1	327.6	(e)	926.7	(1.2	)(10)	901.0	Other assets
	31,738.2	—		31,738.2	(290.1)		31,448.1
Liabilities								Liabilities
Subsidiary indebtedness	2.2	—		2.2	—		2.2	Subsidiary indebtedness
					12.7	(2)
					14.8	(5)
Accounts payable and accrued liabilities	1,239.5	—		1,239.5	(3.9	)(9)	1,263.1	Accounts payable and accrued liabilities
					5.8	(6)
Income taxes payable	25.4	—		25.4	0.5	(10)	31.7	Income taxes payable
Short sale and derivative obligations	216.9	—		216.9	—		216.9	Short sale and derivative obligations
Funds withheld payable to reinsurers	363.2	—		363.2	—		363.2	Funds withheld payable to reinsurers
	1,847.2	—		1,847.2	29.9		1,877.1
					(251.7	)(5)
Insurance contract liabilities(b)	18,421.3	—		18,421.3	0.6	(10)	18,170.2	Insurance contract liabilities
Long term debt(c)	2,727.3	—		2,727.3	(0.4	)(10)	2,726.9	Long term debt
	21,148.6	—		21,148.6	(251.5)		20,897.1
Equity								Equity
Common stock	3,251.3	—		3,251.3	—		3,251.3	Common stock
Treasury shares (at cost)	(52.4)	—		(52.4)	—		(52.4)	Treasury shares (at cost)
Share-based compensation	3.2	—		3.2	—		3.2	Share-based payments
					(22.4	)(2)
					150.1	(3)
					612.6	(4)
					(32.8	)(6)
					(6.0	)(7)
					1.4	(9)
Retained earnings	3,695.9	—		3,695.9	(4.4	)(10)	4,394.4	Retained earnings
Accumulated other comprehensive								Accumulated other comprehensive
income	863.9	—		863.9	(150.1	)((3) )(612.6)((4) )0.2(10)	101.4	income
Common shareholders’ equity	7,761.9	—		7,761.9	(64.0)		7,697.9	Common shareholders’ equity
Preferred stock	934.7	—		934.7	—		934.7	Preferred stock
Shareholders’ equity attributable to								Shareholders’ equity attributable to
shareholders of Fairfax	8,696.6	—		8,696.6	(64.0)		8,632.6	shareholders of Fairfax
					(2.2	)(2)
					(2.6	)(7)
Non-controlling interests	45.8	—		45.8	0.3	(9)	41.3	Non-controlling interests
Total equity	8,742.4	—		8,742.4	(68.5)		8,673.9	Total equity
	31,738.2	—		31,738.2	(290.1)		31,448.1

Consolidated Statement of Earnings for the year ended December 31, 2010 (unaudited – US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications		Reclassified	Adjustments upon adoption of IFRS		IFRS for the year ended	IFRS
Revenue								Revenue
Gross premiums written	5,362.9	—		5,362.9	—		5,362.9	Gross premiums written
Net premiums written	4,449.0	—		4,449.0	—		4,449.0	Net premiums written
Net premiums earned	4,580.6	—		4,580.6	—		4,580.6	Net premiums earned
Interest and dividends	711.5	—		711.5	—		711.5	Interest and dividends
					0.3	(2)
Earnings (losses) from					1.8	(4)
								Share of profit (loss) of
investments, at equity	44.1	—		44.1	(0.2	)(10)	46.0	associates
					(204.9	)(4)
Net gains on investments	195.3	—		195.3	4.3	(10)	(5.3)	Net gains (losses) on investments

Excess of fair value of net assets								Excess of fair value of net assets acquired
acquired over purchase price	83.1	—		83.1	—		83.1	over purchase price
Other revenue	549.1	—		549.1	—		549.1	Other revenue
	6,163.7	—		6,163.7	(198.7)		5,965.0
Expenses								Expenses
Losses on claims, net	3,397.5	841.5	(f)	4,239.0	—		4,239.0	Losses on claims, gross
—	—	(841.5	)(f)	(841.5)	—		(841.5)	Less ceded losses on claims
Losses on claims, net	3,397.5	—		3,397.5	—		3,397.5	Losses on claims, net
					1.3	(2)
					0.1	(9)
Operating expenses	972.8	—		972.8	0.5	(10)	974.7	Operating expenses
Commissions, net	707.5	—		707.5	—		707.5	Commissions, net
Interest expense	195.4	—		195.4	0.1	(10)	195.5	Interest expense
					(0.5	)(2)
					(0.4	)(7)
					0.4	(9)
Other expenses	538.8	—		538.8	0.4	(10)	538.7	Other expenses
	5,812.0	—		5,812.0	1.9		5,813.9
Earnings before income taxes	351.7	—		351.7	(200.6)		151.1	Earnings before income taxes
					(0.4	)(2)
					(67.1	)(4)
					0.1	(7)
					(0.2	)(9)
Income taxes	(119.5)	—		(119.5)	0.2	(10)	(186.9)	Provision for (recovery of) income taxes
Net earnings	471.2	—		471.2	(133.2)		338.0	Net earnings
Attributable to:								Attributable to:
Shareholders of Fairfax	469.0	—		469.0	(133.2)		335.8	Shareholders of Fairfax
Non-controlling interests	2.2	—		2.2	—		2.2	Non-controlling interests
	471.2	—		471.2	(133.2)		338.0

Consolidated Statement of Comprehensive Income
 for the year ended December 31, 2010
(unaudited – US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications	Reclassified	Adjustments upon adoption of IFRS		IFRS for the year ended	IFRS
Application of equity method of						—
accounting	(7.9)	—	7.9	7.9	(4)	—
Net earnings	471.2	—	471.2	(133.2)		338.0	Net earnings
Other comprehensive income, net of							Other comprehensive income, net of
income taxes							income taxes
Change in net unrealized gains and						—
losses on available for sale securities	363.1	—	363.1	(363.1	)(4)	—
Reclassification of net realized (gains)						—
losses to net earnings	(492.9)	—	(492.9)	492.9	(4)	—
Change in unrealized foreign currency							Change in unrealized foreign currency
translation gains (losses)	122.3	—	122.3	(1.3	)(10)	121.0	translation gains (losses)
Change in gains and losses on hedge of							Change in gains and losses on hedge of
net investment in foreign							net investment in foreign subsidiary
subsidiary	(28.2)	—	(28.2)	—		(28.2)
Share of other comprehensive income of							Share of other comprehensive income of
investments, at equity	14.5	—	14.5	(1.7	)(4)	12.8	associates
				9.0	(2)
							Actuarial gains (losses) on defined
—	—	—	—	21.6	(8)	30.6	benefit plans
Other comprehensive income, net of							Other comprehensive income, net of
income taxes	(21.2)	—	(21.2)	157.4		136.2	income taxes
Comprehensive income	450.0	—	450.0	24.2		474.2	Comprehensive income
Attributable to:							Attributable to:
Shareholders of Fairfax	447.7	—	447.7	24.7		472.4	Shareholders of Fairfax
Non-controlling interests	2.3	—	2.3	(0.5)		1.8	Non-controlling interests
	450.0	—	450.0	24.2		474.2

ADDITIONAL ANNUAL DISCLOSURES UNDER IFRS FOR 2010

As a result of the IFRS transition adjustments discussed in note 26, additional annual disclosures under IFRS for the year ended December 31, 2010 are included in the notes that follow. Certain information and note disclosure normally included in annual financial statements prepared in accordance with IFRS were omitted or condensed where such information is not considered material to an understanding of the company’s interim financial information or where there have been no significant changes from the information published in the company’s Annual Report for the year ended December 31, 2010.

27.   Goodwill and Intangible Assets

The following table presents details of the company’s goodwill and intangible assets:

	December 31, 2010
					Intangible
					assets not
		Intangible assets subject to amortization			subject to
					amortization
		Customer and
		broker	Computer		Brand
	Goodwill	relationships	software	Other	names	Other	Total
Balance – January 1, 2010	249.3	115.6	34.2	3.6	26.0	10.1	438.8
Additions	317.6	147.5	33.4	—	20.2	—	518.7
Disposals	—	—	—	(0.2)	—	—	(0.2)
Amortization charge	—	(11.1)	(8.4)	(0.5)	—	—	(20.0)
Foreign exchange effect	5.2	4.6	1.2	—	0.8	—	11.8
Balance – December 31, 2010	572.1	256.6	60.4	2.9	47.0	10.1	949.1
Gross carrying amount	575.7	274.1	117.4	7.8	47.0	10.1	1,032.1
Accumulated amortization	—	(17.5)	(48.4)	(4.9)	—	—	(70.8)
Accumulated impairment	(3.6)	—	(8.6)	—	—	—	(12.2)
	572.1	256.6	60.4	2.9	47.0	10.1	949.1

Goodwill and intangible assets are allocated to the respective cash-generating units as follows:

	December 31, 2010		January 1, 2010
	Goodwill	Intangible assets	Goodwill	Intangible assets
Zenith National	317.6	170.7	—	—
Northbridge	109.8	123.9	104.0	115.8
OdysseyRe	104.2	51.8	104.2	48.2
All other	40.5	30.6	41.1	25.5
	572.1	377.0	249.3	189.5

The $510.3 increase in goodwill and intangible assets in 2010 resulted from the Zenith National acquisition as described in note 21 and the effect of foreign currency translation related to the Northbridge and Polish Re goodwill and intangible assets. At December 31, 2010, consolidated goodwill of $572.1 and intangible assets of $377.0 (principally related to the value of customer and broker relationships and brand names) was comprised primarily of amounts arising on the acquisition of Zenith National during 2010 and the privatizations of Northbridge and OdysseyRe during 2009. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2010 and it was concluded that no impairment had occurred.

28.   Total Equity

Capital Stock

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares carrying ten votes per share and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital at December 31, 2010 included 1,548,000 multiple voting shares and 19,891,389 subordinate voting shares without par value (inclusive of subordinate voting shares held in treasury). The multiple voting shares are not publicly traded.

Common Stock

The number of common shares outstanding was as follows:

	Subordinate Voting Shares	Multiple Voting Shares	Interest in shares held through ownership interest in shareholder	Common shares effectively outstanding
Balance – January 1, 2010	19,240,100	1,548,000	(799,230)	19,988,870
Issuances	563,381	—	—	563,381
Purchases for cancellation	(43,900)	—	—	(43,900)
Net treasury shares reissued (acquired)	(53,104)	—	—	(53,104)
Balance – December 31, 2010	19,706,477	1,548,000	(799,230)	20,455,247

Treasury shares

The company acquires its own subordinate voting shares on the open market for its share-based payment awards. Under the terms of normal course issuer bids, during 2010, the company repurchased for cancellation 43,900 subordinate voting shares for a net cost of $16.8. The number of shares reserved in treasury at December 31, 2010 was 184,912.

Preferred Stock

The number of preferred shares outstanding was as follows:

	Series C	Series E	Series G	Series I	Total
Balance – January 1, 2010	10,000,000	—	—	—	10,000,000
Issuances	—	8,000,000	10,000,000	12,000,000	30,000,000
Balance – December 31, 2010	10,000,000	8,000,000	10,000,000	12,000,000	40,000,000

The carrying value of preferred shares outstanding was as follows:

	Series C	Series E	Series G	Series I	Total
Balance – January 1, 2010	227.2	—	—	—	227.2
Issuances	—	183.1	235.9	288.5	707.5
Balance – December 31, 2010	227.2	183.1	235.9	288.5	934.7

The terms of the company’s cumulative five-year rate reset preferred shares are as follows:

	Redemption date	Number of shares issued	Stated capital	Liquidation preference per share	Fixed dividend rate per annum
Series C(1)	December 31, 2014	10,000,000	Cdn $250.0	Cdn $25.00	5.75%
Series E(2)	March 31, 2015	8,000,000	Cdn $200.0	Cdn $25.00	4.75%
Series G(2)	September 30, 2015	10,000,000	Cdn $250.0	Cdn $25.00	5.00%
Series I(2)	December 31, 2015	12,000,000	Cdn $300.0	Cdn $25.00	5.00%

(1)
Series C preferred shares are redeemable by the company on the date specified in the table above and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series C preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series D on December 31, 2014 and on each subsequent five-year anniversary date. The Series D preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on December 31, 2014 or any subsequent five-year anniversary plus 3.15%.

(2)
Series E, Series G and Series I preferred shares are redeemable by the company on the dates specified in the table above and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series E, Series G and Series I preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series F (on March 31, 2015), Series H (on September 30, 2015) and Series J (on December 31, 2015) respectively and on each subsequent five-year anniversary date. The Series F, Series H and Series J preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on March 31, 2015, September 30, 2015 and December 31, 2015 or any subsequent five-year anniversary plus 2.16%, 2.56% and 2.85% respectively.

Accumulated Other Comprehensive Income (Loss)

	Share of accumulated other comprehensive income (loss) of associates	Currency translation account	Total
Balance – January 1, 2010	—	(4.1)	(4.1)
Change in unrealized foreign currency translation gains (losses) on foreign operations	—	120.9	120.9
Changes in gains and losses on hedge of net investment in foreign subsidiary	—	(28.2)	(28.2)
Share of other comprehensive income (loss) of associates	12.8	—	12.8
Balance – December 31, 2010	12.8	88.6	101.4
Non-controlling interest

2010
Balance – January 1, 2010	113.6
Net earnings for the year	2.2
Other comprehensive income (loss), net of income taxes:	—
Change in unrealized foreign currency translation gains (losses) on foreign operations	0.1
Actuarial gains (losses) on defined benefit plans	(0.5)
Net changes in capitalization	(4.8)
Other	(69.3)
Balance – December 31, 2010	41.3

On September 15, 2010, OdysseyRe called for redemption all of the outstanding shares of its 8.125% noncumulative Series A preferred shares and its floating rate noncumulative Series B preferred shares not owned by it or by other subsidiaries of the company. On the redemption date of October 20, 2010, OdysseyRe paid $43.6 to repurchase $42.4 of the stated capital of the Series A preferred shares and $27.0 to repurchase $26.1 of the stated capital of the Series B preferred shares. These transactions decreased non-controlling interests by $68.5 and a pre-tax loss of $2.1 was recognized in net gains (losses) on investments in the consolidated statement of earnings.

29.   Income Taxes

Deferred income tax assets of the company are comprised as follows:

	Operating and capital losses	Claims discount	Unearned premium reserve	Deferred premium acquisition cost	Intangibles	Investments	Tax credits	Other	Total
Balance – January 1, 2010	42.8	298.6	58.2	(50.0)	(53.2)	(65.9)	51.5	17.5	299.5
Amounts recorded in the income statement	10.6	(46.4)	(4.6)	0.2	8.0	65.9	94.0	75.8	203.5
Amounts recorded in equity	—	—	—	—	—	(14.1)	—	1.2	(12.9)
Acquisition of subsidiary (note 21)	—	74.3	9.4	(2.8)	(58.7)	(27.6)	—	3.4	(2.0)
Foreign exchange effect	0.9	2.1	—	0.3	(1.4)	2.0	—	(1.5)	2.4
Balance – December 31, 2010	54.3	328.6	63.0	(52.3)	(105.3)	(39.7)	145.5	96.4	490.5

Management reviews the recoverability of the deferred income tax asset on an ongoing basis and adjusts, as necessary, to reflect its anticipated realization. As at December 31, 2010, management has not recorded deferred income tax assets on operating and capital losses and temporary differences of $127.0, of which $12.7 related to losses, mostly of the former Cunningham Lindsey companies in Canada, $94.5 related to all of the losses carried forward and temporary differences in Europe (excluding Advent), and $19.8 related to losses and tax credits, mostly of the former Cunningham Lindsey companies in the U.S. References to the former Cunningham Lindsey companies in Canada and in the U.S. are to certain companies which were retained by Fairfax following the disposition of its controlling interest in the operating companies of Cunningham Lindsey Group Inc. in 2007. Management expects that the recorded deferred income tax asset will be realized in the normal course of operations.

Deferred income tax has not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. Such amounts are considered to be permanently reinvested.

30.   Pensions and Post Retirement Benefits

The company’s subsidiaries have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no arrangements or plans that provide defined benefit pension or post retirement benefits to retired or current employees. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans.

In addition to actuarial valuations for accounting purposes, subsidiaries of the company are required to prepare funding valuations for determination of their pension contributions. All of the defined benefit pension plans have had their most recent funding valuation performed on various dates during 2010 except for one plan in the United Kingdom where the most recent funding valuation was performed as at March 31, 2008.

The investment policy for the defined benefit pension plans is to invest prudently in order to preserve the investment asset value of the plans while seeking to maximize the return on those invested assets. The plans’ assets as of December 31, 2010 were invested principally in highly rated equity securities. Plan assets were comprised as follows:

	December 31, 2010
	Defined benefit pension plans	Post retirement benefit plans
Fixed income securities	138.4	—
Equity securities	230.6	—
Other	39.5	—
	408.5	—

The company’s use of Level 1, Level 2 and Level 3 inputs (as described in note 3) in the valuation of defined benefit pension plan assets at December 31, 2010 was as follows:

	December 31, 2010
	Total fair value of assets	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fixed income securities	138.4	47.2	91.2	—
Equity securities	230.6	220.9	9.7	—
Other	39.5	17.1	10.5	11.9
	408.5	285.2	111.4	11.9

The following tables set forth the funded status of the company’s benefit plans along with amounts recognized in the company’s consolidated financial statements for both defined benefit pension plans and post retirement benefit plans as at and for the year ended December 31, 2010.

	Defined benefit pension plans	Post retirement benefit plans
Change in benefit obligation Balance – January 1, 2010	385.8	65.3
Cost of benefits earned in the year	14.2	3.9
Interest cost on benefit obligation	22.6	3.7
Actuarial (gains) losses	21.9	1.3
Benefits paid	(12.9)	(2.5)
Change in foreign currency exchange rate	8.3	1.2
Balance – December 31, 2010	439.9	72.9
Change in fair value of plan assets Balance – January 1, 2010	341.2	—
Expected return on plan assets	21.6	—
Actuarial gains (losses)	27.1	—
Company contributions	22.2	2.4
Plan participant contributions	—	0.1
Benefits paid	(12.9)	(2.5)
Change in foreign currency exchange rate	9.3	—
Balance – December 31, 2010	408.5	—
Funded status of plans – surplus (deficit)	(31.4)	(72.9)
Amounts recognized in the consolidated balance sheet Other assets	34.9	—
Accounts payable and accrued liabilities	(66.3)	(72.9)
Net accrued liability – December 31, 2010	(31.4)	(72.9)
Weighted average assumptions used to determine benefit obligations Discount rate	5.5%	5.4%
Rate of compensation increase	4.4%	4.0%
Assumed overall health care cost trend	—	8.1%

	Defined benefit pension plans	Post retirement benefit plans
Total benefit expense recognized in the consolidated statement of earnings
Defined benefit pension and post retirement expense:
Cost of benefits earned in the year, net of employee contributions	14.2	3.8
Interest cost on benefit obligation	22.6	3.7
Expected return on plan assets	(21.6)	—
Foreign exchange and other	(1.0)	1.2
	14.2	8.7
Defined contribution benefit expense	16.3	—
	30.5	8.7
Weighted average assumptions used to determine benefit expense Discount rate	6.0%	5.8%
Expected long-term rate of return on plan assets	6.3%	—
Rate of compensation increase	4.4%	4.4%

	Defined benefit pension plans	Post retirement benefit plans
Cumulative actuarial (gains) losses recognized in other comprehensive income and subsequently included in retained earnings
Balance – January 1, 2010	—	—
Actuarial (gains) losses recognized in other comprehensive income during the year:
Actuarial experience on benefit obligation	21.9	1.3
Actual returns over expected returns on plan assets	(27.1)	—
Pension asset limitation and other	(31.7)	—
	(36.9)	1.3
Balance – December 31, 2010	(36.9)	1.3

The assumed annual rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) is 8.1% in 2011, decreasing to 4.8% by 2022 calculated on a weighted average basis.

The assumed expected rate of return on assets is a forward-looking estimate of the plan’s return, determined by considering expectations for inflation, long-term expected return on bonds and a reasonable assumption for an equity risk premium. The expected long-term return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return. This resulted in the selection of an assumed expected rate of return of 6.3% for 2010.

Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accrued post retirement benefit obligation at December 31, 2010 by $8.2, and increase the aggregate of the service and interest cost components of net periodic post retirement benefit expense for 2010 by $1.3. Conversely, decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accrued post retirement benefit obligation at December 31, 2010 by $6.5, and decrease the aggregate of the service and interest cost components of net periodic post retirement benefit expense for 2010 by $1.0.

During 2010, the company contributed $24.6 to its defined benefit pension and post retirement benefit plans. Based on the company’s current expectations, the 2011 contribution to its defined benefit pension plans and its post retirement benefit plans should be approximately $14.2 and $2.9, respectively.

31.   Financial Liabilities Maturity Profile

The following table provides a maturity profile of the company’s financial liabilities based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

December 31, 2010

	Less than 3 months	3 months to 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Subsidiary indebtedness – principal and interest	1.3	1.0	—	—	—	2.3
Accounts payable and accrued liabilities(1)	459.8	186.2	270.0	52.5	210.4	1,178.9
Funds withheld payable to reinsurers	2.4	37.3	28.0	268.0	27.5	363.2
Provision for losses and loss adjustment expenses	1,041.6	2,722.4	4,180.2	2,726.1	5,379.0	16,049.3
Long term debt – principal	1.9	5.2	384.9	217.9	2,230.4	2,840.3
Long term debt – interest	26.2	166.3	365.5	319.9	697.7	1,575.6
Operating leases – obligations	15.0	44.2	76.2	49.1	79.5	264.0
	1,548.2	3,162.6	5,304.8	3,633.5	8,624.5	22,273.6

(1) Excludes accrued interest, deferred revenue and deferred costs.

The timing of loss payments is not fixed and represents the company’s best estimate. The payment obligations which are due beyond one year in accounts payable and accrued liabilities primarily relate to the defined benefit pension and post retirement benefit plans, and certain payables to brokers and reinsurers not expected to be settled in the short term. At December 31, 2010 the company had income taxes payable of $31.7.

The following table provides a maturity profile of the company’s short sale and derivative obligations based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

December 31, 2010

	Less than 3 months	3 months to 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Equity index total return swaps – short positions	133.7	—	—	—	—	133.7
Equity total return swaps – short positions	27.8	—	—	—	0.5	28.3
Equity total return swaps – long positions	8.3	—	—	—	—	8.3
Foreign exchange forward contracts	15.4	10.1	—	—	—	25.5
Other derivative contracts	15.6	—	5.5	—	—	21.1
	200.8	10.1	5.5	—	0.5	216.9

32.   Related Party Transactions

Compensation for the company’s key management team for the year ended December 31, 2010 is as set out below.

2010
Salaries and other short-term employee benefits	14.3
Share-based payments	1.1
15.4

Compensation for the company’s Board of Directors for the year ended December 31, 2010 is as set out below.

2010
Retainers and fees	1.1
Share-based payments	0.3
1.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(as of April 28, 2011) (Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

This management’s discussion and analysis should be read in conjunction with the notes to the interim consolidated financial statements for the three months ended March 31, 2011 and with the notes to the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2010 contained in the company’s 2010 Annual Report.

This management’s discussion and analysis and the accompanying interim consolidated financial statements for the three months ended March 31, 2011 have been prepared to reflect the adoption of International Financial Reporting Standards (“IFRS”) by the company, with effect from January 1, 2010. Periods prior to January 1, 2010 have not been restated. Note 26 to the interim consolidated financial statements for the three months ended March 31, 2011 contains a detailed description of the company’s conversion to IFRS, including a line-by-line reconciliation of its consolidated financial statements previously prepared under Canadian GAAP to those under IFRS for the three months ended March 31, 2010 and for the year ended December 31, 2010.

The combined ratio is the traditional measure of underwriting results of property and casualty insurance companies, but is regarded as a non-IFRS accounting measure. The combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned).

Interest and dividends in this management’s discussion and analysis is derived from the consolidated statement of earnings prepared in accordance with IFRS and is comprised of the sum of interest and dividends and share of profit (loss) of associates.

Effective January 1, 2011, the company changed the manner in which it classifies amortization expense related to its customer and broker relationships in this management’s discussion and analysis. Previously, such amortization expense was classified within other underwriting expenses as a component of underwriting profit in the company’s 2010 Annual Report. Effective January 1, 2011, amortization expense related to customer and broker relationships was included in subsidiary corporate overhead. Management believes this change in expense classification will better reflect the results of operations of its operating companies on a standalone basis. In addition, management does not consider acquisition accounting adjustments when assessing the performance of its reporting segments. The prior year comparative figures are consistent with the current year’s presentation. In the first quarter of 2010 $1.5 of amortization expense related to customer and broker relationships is included in corporate overhead within the Insurance — Canada reporting segment.

First Quarter Results

The following table presents the company’s sources of net earnings and combined ratios by reporting segment for the three months ended March 31, 2011 and 2010. As of January 1, 2011, the company has presented the results of operations of Clearwater Insurance Company (“Clearwater”) in the Runoff reporting segment following the transfer of ownership of Clearwater from OdysseyRe to TIG Insurance Group, Inc. (“the TIG Group”). Prior period comparative figures have been presented on a consistent basis to give effect to the transfer as of January 1, 2010. Clearwater is an insurance company which has been in runoff since 1999.

On March 24, 2011, the company completed the acquisition of The Pacific Insurance Berhad (“Pacific Insurance”). Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. The results of operations of Pacific Insurance since acquisition were included in the Insurance – Fairfax Asia reporting segment. On February 9, 2011, the company completed the acquisition of First Mercury Financial Corporation (“First Mercury”). First Mercury underwrites insurance products and services primarily to specialty commercial insurance markets, focusing on niche and underserved segments. The results of operations of First Mercury since acquisition were consolidated within the Crum & Forster operating segment. On January 1, 2011, the company’s runoff Syndicate 3500 (managed by RiverStone (UK)) accepted the reinsurance-to-close of all of the liabilities of Syndicate 376. The results of operations of Syndicate 376 are included in the Runoff reporting segment.

On August 17, 2010, TIG Insurance Company (“TIG”) completed the acquisition of General Fidelity Insurance Company (“GFIC”), a property and casualty insurance company based in the United States. In connection with the purchase of GFIC, the company also acquired 100% ownership of BA International Underwriters Limited (subsequently renamed RiverStone Corporate Capital 2 Limited), the only interest of Lloyd’s Syndicate 2112 (“Syndicate 2112”). The results of operations of GFIC and Syndicate 2112 since acquisition are included in the Runoff reporting segment. On May 20 2010, the company completed the acquisition of Zenith National Insurance Corp. (“Zenith National”). The results of operations of Zenith National since acquisition were included in the Insurance – U.S. reporting segment (formerly known as U.S. Insurance – Crum & Forster reporting segment prior to May 20, 2010). In March 2010, the company’s wholly-owned insurance company, Fairfax Brasil Seguros Corporativos S.A. (“Fairfax Brasil”), commenced writing commercial property and casualty insurance in Brazil following the receipt of approvals from Brazilian insurance regulatory authorities. The results of operations of Fairfax Brasil are included in the Reinsurance and Insurance — Other reporting segment (formerly known as the Reinsurance – Other reporting segment prior to January 1, 2010). For all of the acquisitions described above, the company acquired all of the outstanding common shares of the acquiree other than those common shares already owned by Fairfax and its affiliates.

	First quarter
	2011		2010
Combined ratios(1) Insurance – Canada (Northbridge)	103.6%		104.6%
– U.S. (Crum & Forster and Zenith National)	111.0	%(2)	107.4%
– Asia (Fairfax Asia)	85.9%		96.4%
Reinsurance – OdysseyRe	150.3	%(2)	112.8%
Reinsurance and Insurance – Other	166.3	%(2)	127.2%
Consolidated	128.7%		111.3%
Sources of net earnings Underwriting Insurance – Canada (Northbridge)	(9.6)		(11.3)
– U.S. (Crum & Forster and Zenith National)	(37.4)		(13.5)
– Asia (Fairfax Asia)	5.8		1.3
Reinsurance – OdysseyRe	(227.3)		(58.3)
Reinsurance and Insurance – Other	(83.5)		(38.8)
Underwriting profit (loss)	(352.0)		(120.6)
Interest and dividends – insurance and reinsurance	110.0		139.7
Operating income (loss)	(242.0)		19.1
Net gains (losses) on investments – insurance and reinsurance	(127.3)		432.6
Runoff	48.2		78.0
Other (animal nutrition)	5.8		4.8
Interest expense	(53.2)		(45.5)
Corporate overhead and other	(27.6)		55.9
Pre-tax income (loss)	(396.1)		544.9
Income taxes	156.6		(125.6)
Net earnings (loss)	(239.5)		419.3
Attributable to:
Shareholders of Fairfax	(240.6)		418.4
Non-controlling interests	1.1		0.9
	(239.5)		419.3

(1)
The first quarter of 2011 combined ratios include 0.6 combined ratio points for U.S. Insurance, 56.0 combined ratio points for Reinsurance, 44.7 combined ratio points for Reinsurance and Insurance – Other and 25.3 consolidated combined ratio points, arising from the Japan earthquake and tsunami losses.

(2)
110.4% for U.S. Insurance, 94.3% for Reinsurance, 121.6% for Reinsurance and Insurance – Other and 103.4% Consolidated for the first quarter of 2011 respectively, prior to giving effect to the Japan earthquake and tsunami losses.

The company’s insurance and reinsurance operations reported an underwriting loss of $352.0 and a combined ratio of 128.7% in the first quarter of 2011 compared to an underwriting loss of $120.6 and a combined ratio of 111.3% in the first quarter of 2010. Catastrophe losses negatively impacted the first quarter of 2011 underwriting results by 32.8 combined ratio points ($401.4 net of reinstatement premiums) and principally reflected the impact of the Japan earthquake and tsunami ($311.3 net of reinstatement premiums, 25.3 combined ratio points), the New Zealand (Christchurch) earthquake ($47.9 net of reinstatement premiums, 3.9 combined ratio points) and the Australian storms and Cyclone Yasi ($25.1 net of reinstatement premiums, 2.0 combined ratio points). Prior to giving effect to these three significant catastrophe losses, those operations generated an underwriting profit of $32.3 and a combined ratio of 97.5%. By comparison, catastrophe losses negatively impacted the first quarter of 2010 underwriting results by 17.2 combined ratio points ($182.1 net of reinstatement premiums) and primarily related to the impact of the Chilean earthquake ($136.8 net of reinstatement premiums, 12.9 combined ratio points). Prior to giving effect to the impact of the Chilean earthquake losses, the company’s insurance and reinsurance operations produced an underwriting profit of $16.2 and a combined ratio of 98.4% in the first quarter of 2010. The first quarter of 2011 underwriting results included 1.1 combined ratio points ($13.9) of net favourable development of prior years’ reserves with favourable development of prior years’ reserves reported across all segments (except Reinsurance and Insurance – Other which reported net adverse development of prior years’ reserves) compared to 0.6 combined ratio points ($6.3) of net favourable development of prior years’ reserves included in the first quarter of 2010 underwriting results, principally at OdysseyRe and Advent.

The global insurance and reinsurance industry continued to experience challenging market conditions, including the impact of the weak economy on insured customers. Gross premiums written by the company’s insurance and reinsurance operations increased 23.6% in the first quarter of 2011 compared to the first quarter of 2010 or an increase of 8.9% (organic growth) after excluding the gross premiums written by First Mercury and Zenith National in the first quarter of 2011; adjusting for the portfolio transfer of unearned premiums which reduced Group Re’s gross premiums written in the first quarter of 2011; and excluding Advent’s reinsurance-to-close premiums received in the first quarter of 2010. A reconciliation of the company’s actual growth in premiums to its organic growth in premiums is shown in the following table:

	March 31, 2011
							March 31, 2010
		Percentage		Percentage		Percentage
		change		change		change
	Gross	(year-	Net	(year-	Net	(year-	Gross	Net	Net
	premiums	over-	premiums	over-	premiums	over-	premiums	premiums	premiums
	written	year)	written	year)	earned	year)	written	written	earned
Ongoing operations – as reported	1,680.2	23.6%	1,399.7	28.0%	1,226.8	15.4%	1,359.8	1,093.3	1,062.9
Zenith National	(219.5)	–	(214.1)	–	(113.8)	–	—	—	—
First Mercury	(54.6)	–	(42.2)	–	(34.6)	–	—	—	—
Group Re portfolio transfer of unearned premium	42.3	–	–	–	–	–	—	—	—
Advent reinsurance-to-close premiums	–	–	–	–	–	–	(30.1)	(30.1)	(30.1)
Ongoing operations – as adjusted	1,448.4	8.9%	1,143.4	7.5%	1,078.4	4.4%	1,329.7	1,063.2	1,032.8

Gross premiums written increased 3.1%, 5.2%, 35.2%, 7.0% and 15.6% at Northbridge (increased in U.S. dollar terms, but decreased 2.3% in Canadian dollars), Crum & Forster (excluding the impact of First Mercury), Fairfax Asia, OdysseyRe and Reinsurance and Insurance – Other (after adjusting for the Group Re portfolio transfer of unearned premium and excluding Advent’s reinsurance-to-close premiums received in the first quarter of 2010), respectively. Net premiums written by the company’s insurance and reinsurance operations in the first quarter of 2011 increased 28.0% to $1,399.7 from $1,093.3 in the first quarter of 2010 (an increase of 7.5% after making the applicable adjustments as described above). Consolidated gross premiums written, net premiums written and net premiums earned also included $110.3 of premiums received by Runoff in connection with the reinsurance-to-close of Syndicate 376.

Revenue in the first quarter of 2011 decreased to $1,564.2 from $1,985.1 in the first quarter of 2010, principally as a result of decreased net investment gains of $699.3 (described below) and decreased share of profit (loss) of associates, partially offset by increased net premiums earned, increased other revenue related to Ridley and increased interest and dividend income. The increase in consolidated net premiums earned in the first quarter of 2011 of 25.8% to $1,339.4 from $1,064.3 in the first quarter of 2010 principally reflected the consolidation of net premiums earned by Zenith National and First Mercury and $110.3 of reinsurance-to-close premiums received in connection with Syndicate 376 in the first quarter of 2011.

Net losses on investments in the first quarter of 2011 of $101.5 (net gains on investments of $597.8 in the first quarter of 2010) were comprised as shown in the table below.

	March 31, 2011			March 31, 2010
	Realized gains (losses) on positions closed or sold in the period	Mark-to-market gains (losses) arising on positions remaining open at end of period	Net gains (losses) on investments	Realized gains (losses) on positions closed or sold in the period	Mark-to-market gains (losses) arising on positions remaining open at end of period	Net gains (losses) on investments
Net gains (losses) on investments:
Common stocks	0.7	350.4	351.1	72.4	382.3	454.7
Preferred stocks – convertible	–	168.0	168.0	—	(34.3)	(34.3)
Bonds – convertible	25.4	48.1	73.5	(8.4)	65.0	56.6
Other equity derivatives(1)	7.9	21.9	29.8	—	115.7	115.7
Equity and equity-related holdings	34.0	588.4	622.4	64.0	528.7	592.7
Economic equity hedges	–	(428.4)	(428.4)	—	(105.8)	(105.8)
Net pre-tax effect of economic equity hedging program	34.0	160.0	194.0	64.0	422.9	486.9
Bonds	(7.3)	(133.0)	(140.3)	34.2	160.4	194.6
Preferred stocks	0.5	(0.7)	(0.2)	—	3.0	3.0
CPI-linked derivatives	–	(167.2)	(167.2)	—	(11.2)	(11.2)
Other derivatives	11.4	(19.9)	(8.5)	(4.7)	9.8	5.1
Foreign currency	(5.4)	26.0	20.6	(22.2)	(62.2)	(84.4)
Other	0.2	(0.1)	0.1	0.8	3.0	3.8
	33.4	(134.9)	(101.5)	72.1	525.7	597.8
Net gains (losses) on bonds is comprised
as follows:
Government bonds	(6.6)	(131.3)	(137.9)	0.1	9.8	9.9
U.S. states and municipalities	2.0	9.3	11.3	(3.8)	55.9	52.1
Corporate and other	(2.7)	(11.0)	(13.7)	37.9	94.7	132.6
	(7.3)	(133.0)	(140.3)	34.2	160.4	194.6

(1)	Other equity derivatives includes equity total return swaps-long positions, equity call options and warrants.

The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. At March 31, 2011, equity hedges represented approximately 83.1% of the company’s equity and equity-related holdings ($7,994.9) as indicated in the tabular analysis in note 22 (Financial Risk Management) under the heading of Market Price Fluctuations in the company’s interim consolidated financial statements for the three months ended March 31, 2011. With reference to the table above, net losses on investments of $101.5 in the first quarter of 2011 included net mark-to-market losses of $428.4 related to short equity and equity index total return swaps (economic equity hedges) which were more than offset by $622.4 of net gains on the company’s equity and equity-related holdings. The net effect of the economic equity hedging program on pre-tax net earnings was an increase of $194.0 in the first quarter of 2011. Net mark-to-market losses of $133.0 related to bonds resulted from an increase in long term interest rates during the first quarter of 2011.

Consolidated interest and dividend income in the first quarter of 2011 decreased 7.6% to $160.4 from $173.6 in the first quarter of 2011 (after excluding $12.7 and $5.4 of interest and dividends recorded by Zenith National and GFIC respectively) primarily as the result of the impact of increased investment expenses incurred in connection with total return swaps ($26.0 in the first quarter of 2011 compared to $5.9 in the first quarter of 2010), partially offset by a slight increase in yield. Consolidated share of profit (loss) of associates was a loss of $6.6 in the first quarter of 2011 compared to a profit of $7.6 in the first quarter of 2010 with the decrease principally related to the company recording its share of reserve strengthening related to ICICI Lombard’s pro-rata share of the Indian non-voluntary motor pool.

Other revenue of $154.4 (2010 – $141.8) and other expenses of $148.6 (2010 – $137.0) for the first quarter of 2011 represent the revenue and the operating and other costs respectively of Ridley.

Operating expenses in the first quarter of 2011 in the consolidated statements of earnings include only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. The $4.2 increase in first quarter 2011 operating expenses compared to the first quarter of 2010 (after excluding $44.3, $9.4 and $2.1 of operating expenses recorded by Zenith National, First Mercury and GFIC in the first quarter of 2011 respectively) was consistent with the modest increase in net premiums written during the first quarter.

In the first quarter of 2011, the company reported a net loss attributable to shareholders of Fairfax of $240.6 ($12.42 per basic and diluted share) compared to net earnings attributable to shareholders of Fairfax of $418.4 ($20.47 per share, $20.38 per diluted share) in the first quarter of 2010. The year-over-year decrease in first quarter net earnings primarily reflected the decrease in net investment gains of $699.3 and the significant underwriting losses related to the Japan earthquake and tsunami and other catastrophe losses experienced during the first quarter of 2011.

The decrease in common shareholders’ equity was primarily as a result of the net loss attributable to shareholders of Fairfax and dividends paid on common and preferred shares, partially offset by the net increase in accumulated other comprehensive income (primarily related to a net increase in foreign currency translation). Common shareholders’ equity at March 31, 2011 decreased to $7,245.2 or $354.72 per basic share from $376.33 per basic share at December 31, 2010, representing a decrease per basic share in the first quarter of 2011 of 5.7% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2011, or 3.1% adjusted to include that dividend). The adoption of IFRS reduced book value per basic share by $3.13 from book value per basic share of $379.46 previously reported under Canadian GAAP at December 31, 2010 to $376.33 under IFRS.

Net Earnings by Business Segment

The company’s sources of net earnings shown by business segment are set out below for the first quarters ended March 31, 2011 and 2010. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re.

Quarter ended March 31, 2011

	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other Reinsurance and Insurance	Ongoing Operations	Runoff	Other (animal nutrition)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	276.6	507.3	111.7	600.7	183.9	1,680.2	110.0	—	10.9	—	1,801.1
Net premiums written	258.4	450.7	61.3	509.9	119.4	1,399.7	110.2	—	—	—	1,509.9
Net premiums earned	268.0	339.6	41.2	451.9	126.1	1,226.8	112.6	—	—	—	1,339.4
Underwriting profit (loss)	(9.6)	(37.4)	5.8	(227.3)	(83.5)	(352.0)	—	—	—	—	(352.0)
Interest and dividends	29.1	27.3	(9.5)	52.1	11.0	110.0	—	—	—	—	110.0
Operating income (loss) before:	19.5	(10.1)	(3.7)	(175.2)	(72.5)	(242.0)	—	—	—	—	(242.0)
Net gains (losses) on investments	(1.7)	(85.9)	(2.5)	(26.9)	(10.3)	(127.3)	42.3	—	—	—	(85.0)
Runoff	—	—	—	—	—	—	5.9	—	—	—	5.9
Other (animal nutrition)	—	—	—	—	—	—	—	5.8	—	—	5.8
Interest expense	—	(8.8)	—	(7.7)	(1.1)	(17.6)	(2.1)	(0.4)	—	(33.1)	(53.2)
Corporate overhead and other	(2.0)	(3.5)	(1.6)	(4.8)	(0.1)	(12.0)	—	—	—	(15.6)	(27.6)
Pre-tax income (loss)	15.8	(108.3)	(7.8)	(214.6)	(84.0)	(398.9)	46.1	5.4	—	(48.7)	(396.1)
Income taxes											156.6
Net earnings (loss)											(239.5)
Attributable to:
Shareholders of Fairfax											(240.6)
Non-controlling interests											1.1
											(239.5)

Quarter ended March 31, 2010

	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other Reinsurance and Insurance	Ongoing Operations	Runoff	Other (animal nutrition)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	268.2	221.7	82.6	561.6	225.7	1,359.8	1.3	—	(29.0)	—	1,332.1
Net premiums written	197.8	186.8	50.6	473.2	184.9	1,093.3	1.4	—	—	—	1,094.7
Net premiums earned	245.9	182.6	35.0	457.1	142.3	1,062.9	1.4	—	—	—	1,064.3
Underwriting profit (loss)	(11.3)	(13.5)	1.3	(58.3)	(38.8)	(120.6)	—	—	—	—	(120.6)
Interest and dividends	32.0	23.9	8.4	64.5	10.9	139.7	—	—	—	—	139.7
Operating income (loss) before:	20.7	10.4	9.7	6.2	(27.9)	19.1	—	—	—	—	19.1
Net gains on investments	77.1	149.5	5.2	150.5	50.3	432.6	82.3	—	—	—	514.9
Runoff	—	—	—	—	—	—	(4.3)	—	—	—	(4.3)
Other (animal nutrition)	—	—	—	—	—	—	—	4.8	—	—	4.8
Interest expense	—	(7.0)	—	(7.5)	(1.1)	(15.6)	—	(0.2)	—	(29.7)	(45.5)
Corporate overhead and other	(3.8)	(1.8)	(1.2)	(11.5)	(0.8)	(19.1)	—	—	—	75.0	55.9
Pre-tax income	94.0	151.1	13.7	137.7	20.5	417.0	78.0	4.6	—	45.3	544.9
Income taxes											(125.6)
Net earnings											419.3
Attributable to:
Shareholders of Fairfax											418.4
Non-controlling interests											0.9
											419.3

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations by segment for the first quarters ended March 31, 2011 and 2010.

Canadian Insurance – Northbridge

	First quarter
	2011	2010
Underwriting profit (loss)	(9.6)	(11.3)
Combined ratio	103.6%	104.6%
Gross premiums written	276.6	268.2
Net premiums written	258.4	197.8
Net premiums earned	268.0	245.9
Underwriting profit (loss)	(9.6)	(11.3)
Interest and dividends	29.1	32.0
Operating income	19.5	20.7
Net gains (losses) on investments	(1.7)	77.1
Pre-tax income before interest and other	17.8	97.8

The combination of the continuation of the challenging industry conditions in the Canadian commercial lines market experienced in 2010 which persisted in the first quarter of 2011 and Northbridge companies’ pricing discipline which resulted in unprofitable business being let go contributed to an underwriting loss of $9.6 and a combined ratio of 103.6%, a modest improvement over the underwriting loss of $11.3 and a combined ratio of 104.6% in the first quarter of 2010. The first quarter of 2011 underwriting results included 3.0 combined ratio points ($8.0) of net favourable development of prior years’ reserves across various accident years and most lines of business which principally affected Northbridge’s large account segment. First quarter 2010 underwriting results included 0.4 combined ratio points ($0.9) of net adverse development of prior years’ reserves, principally attributable to net adverse development of general liability claims in its small-to-medium account segment, partially offset by net favourable development in its large account segment. Northbridge’s first quarter 2011 underwriting results included 0.4 of a combined ratio point ($1.0) of catastrophe losses primarily related to winter storm activity in the U.S. midwest and along the U.S. east coast which affected Northbridge’s large account segment. Catastrophe losses, primarily related to winter storm activity added 0.3 combined ratio points ($0.8) to first quarter 2010 underwriting results. In Canadian dollar terms, Northbridge’s commission expense ratio of 14.1% in the first quarter of 2011 increased from 12.5% in the first quarter of 2010 due to a reduction in ceding commissions which resulted from the unearned premium portfolio transfer discussed below.

The impact of underwriting actions undertaken by Northbridge including rate increases on renewal business and letting unprofitable business go, coupled with competitive pressures and industry-wide excess capacity within the Canadian commercial lines market, contributed to lower new business and renewal activity in 2011 and to a 2.3% decline in gross premiums written during the first quarter of 2011 in Canadian dollar terms compared to the first quarter of 2010. Net premiums written increased during the first quarter of 2011 primarily as a result of an unearned premium portfolio transfer due to a reduction in participation by Group Re on a quota share reinsurance contract (from 20% to 10% effective January 1, 2011) that resulted in the return to Northbridge of $42.3 of unearned premium which had previously been ceded to Group Re. Excluding the effect of the unearned premium portfolio transfer, Northbridge’s net premiums written increased by 3.5% in Canadian dollar terms principally as a result of the reduced quota share cessions to Group Re relative to the first quarter of 2010, partially offset by the challenging industry conditions described above. Net premiums earned increased by 3.3% in Canadian dollar terms primarily due to reduced ongoing participation in the Group Re quota share reinsurance contract and the earning of premiums from the unearned premium portfolio transfer, partially offset by the challenging industry conditions noted above.

Net losses on investments in the first quarter of 2011 of $1.7 (compared to net gains of $77.1 in the first quarter of 2010) included $35.4 of net losses related to CPI-linked and other derivatives and $11.5 of net losses on bonds (including $23.7 of net mark-to-market losses on Canadian federal and provincial government bonds), partially offset by $30.0 of net gains on preferred stocks and $21.2 of net gains on common stocks and equity derivatives (including $63.7 of net mark-to-market losses related to the company’s equity hedges). Net gains on investments of $77.1 in the first quarter of 2010 included $50.8 of net gains on bonds and $55.0 of net gains on common stocks and equity derivatives, partially offset by $22.9 of net losses related to foreign currency and $5.5 of net losses on preferred stocks.

The impact of decreased net investment gains and decreased interest and dividend income resulting from lower investment yields, partially offset by the year-over-year improvement in underwriting results produced a pre-tax income before interest and other of $17.8 in the first quarter of 2011 compared to a pre-tax income before interest and other of $97.8 in the first quarter of 2010.

Northbridge’s cash resources decreased by $139.5 in the first quarter of 2011 compared to a decrease of $72.3 in the first quarter of 2010. Cash provided by operating activities of $6.4 in the first quarter of 2011, compared to $147.1 of cash used in operating activities in the first quarter of 2010 (excluding cash flow activity related to securities recorded at fair value through profit and loss in the first quarters of 2011 and 2010), with the year-over-year improvement primarily attributable to cash received from the aforementioned change in quota share reinsurance contract, lower income tax payments and lower advances to affiliates.

U.S. Insurance

For the quarters ended March 31, 2011 and 2010

	2011			2010
	Crum & Forster	Zenith National(1)	Total	Crum & Forster
Underwriting profit (loss)	(10.8)	(26.6)	(37.4)	(13.5)
Combined ratio	104.8%	123.4%	111.0%	107.4%
Gross premiums written	287.8	219.5	507.3	221.7
Net premiums written	236.6	214.1	450.7	186.8
Net premiums earned	225.8	113.8	339.6	182.6
Underwriting profit (loss)	(10.8)	(26.6)	(37.4)	(13.5)
Interest and dividends	14.6	12.7	27.3	23.9
Operating income (loss)	3.8	(13.9)	(10.1)	10.4
Net gains (losses) on investments	(80.9)	(5.0)	(85.9)	149.5
Pre-tax income (loss) before interest and other	(77.1)	(18.9)	(96.0)	159.9

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and US GAAP and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National.

On February 9, 2011, the company completed the acquisition of First Mercury. First Mercury underwrites insurance products and services primarily to specialty commercial insurance markets, focusing on niche and underserved segments. The assets, liabilities and results of operations of First Mercury since acquisition were consolidated within the Crum & Forster operating segment. On May 20 2010, the company completed the acquisition of Zenith National. The assets, liabilities and results of operations of Zenith National since acquisition were included in the Insurance – U.S. reporting segment (formerly known as U.S. Insurance – Crum & Forster reporting segment prior to May 20, 2010). For each of the acquisitions described above, the company acquired all of the outstanding common shares of the acquirees other than those common shares already owned by Fairfax and its affiliates.

Crum & Forster

Crum & Forster reported an underwriting loss of $10.8 and combined ratio of 104.8% in the first quarter of 2011 compared to an underwriting loss of $13.5 and a combined ratio of 107.4% in the first quarter of 2010. The Crum and Forster underwriting results include the underwriting loss of First Mercury of $3.4 (combined ratio of 109.8%) since its acquisition on February 9, 2011 (described below). Crum & Forster’s underwriting results in the first quarter of 2011 included 0.9 of a combined ratio point ($2.0) of net favourable development of prior years’ reserves, principally related to surety lines compared to 0.5 of a combined ratio point ($0.9) of net favourable development of prior years’ reserves in the first quarter of 2010. Catastrophe losses of $2.7 primarily related to the impact on First Mercury of the Japan earthquake and tsunami and second New Zealand (Christchurch) earthquake, and added 1.2 combined ratio points to the first quarter 2011 underwriting results. Catastrophe losses added 1.0 combined ratio point ($1.8) to the first quarter of 2010 combined ratio, primarily related to winter storm activity in the U.S. northeast. Excluding First Mercury, Crum & Forster’s expense ratio excluding commissions improved in the first quarter of 2011 compared to the first quarter of 2010 (22.1% compared to 23.6% respectively) as a result of a 4.7% increase in net premiums earned relative to a 1.9% decline in underwriting operating expenses (reflecting the benefit of actions taken by management to reduce operating expenses). Crum & Forster’s commission expense ratio of 12.7% in the first quarter of 2011 compared to 12.5% in the first quarter of 2010.

U.S. commercial lines market conditions remained similar to those experienced in 2010 with industry-wide excess capacity and pricing weakness in commercial property and casualty lines affecting both renewals and new business. Despite challenging market conditions, Crum & Forster’s gross premiums written and net premiums written increased by 5.2% and 4.1% respectively (excluding gross premiums written and net premiums written by First Mercury of $54.6 and $42.2 respectively) in the first quarter of 2011 compared to the first quarter of 2010 primarily as a result of growth in specialty lines, principally wholesale casualty, accident and health and at Crum & Forster’s Seneca division, partially offset by decreased writings of standard commercial property and casualty lines. Net premiums earned increased by 4.7% (excluding net premiums earned by First Mercury of $34.6) in the first quarter of 2011 compared to the first quarter of 2010, consistent with recent growth in net premiums written experienced late in 2010 and in the first quarter of 2011.

During the first quarter of 2011, Crum & Forster recorded net losses on investments of $80.9 (principally comprised of $76.3 of net losses on common stocks and equity derivatives (including $106.1 of net mark-to-market losses related to the company’s equity hedges) and $33.0 of net losses related to CPI-linked and other derivatives, partially offset by $23.1 of net gains on preferred stocks and $4.1 of net gains on bonds compared to $149.5 of net gains on investments in the first quarter of 2010 (including $109.1 of net gains on common stocks and equity derivatives and $40.1 of net gains on bonds). The significant year-over-year decrease in net gains on investments and decreased interest and dividends (principally the result of increased investment expenses related to total return swaps and lower average yield on portfolio investments held during the first quarter of 2011 compared to the first quarter of 2010), partially offset by the decreased underwriting loss produced a pre-tax loss before interest and other of $77.1 in the first quarter of 2011 compared to pre-tax income before interest and other of $159.9 in the first quarter of 2010.

Crum & Forster’s cash resources increased by $218.4 in the first quarter of 2011 compared to an increase of $335.6 in the first quarter of 2010. Cash used in operating activities of $40.6 in the first quarter of 2011, compared to $72.4 of cash used in operating activities in the first quarter of 2010 (excluding cash flow activity related to securities recorded at fair value through profit and loss in the first quarters of 2011 and 2010), with the year-over-year improvement primarily attributable to lower net paid losses (cash used in operations in the first quarter of 2010 included two large non-recurring loss payments). Crum & Forster paid dividends of $104.0 to Fairfax in the first quarter of 2011 compared to dividends of $130.0 paid to Fairfax in the first quarter of 2010. During the first quarter of 2011, Fairfax contributed capital to Crum & Forster comprised of its investment in First Mercury ($294.3 in-kind) and cash ($31.0) for a total capital contribution recorded by Crum & Forster of $325.3.

First Mercury’s underwriting loss of $3.4 and combined ratio of 109.8% for the period of February 9, 2011 to March 31, 2011 included $2.2 of catastrophe losses related to the Japan earthquake and tsunami and second New Zealand (Christchurch) earthquake and $1.6 related to restructuring charges. Excluding catastrophe losses and restructuring charges, First Mercury would have reported an underwriting profit of $0.4 and a combined ratio of 98.7%. The integration of Crum & Forster and First Mercury is proceeding rapidly with immediate plans to combine the excess and surplus lines and professional liability lines of each company. First Mercury’s property business will be merged into Crum & Forster’s Seneca division and certain of First Mercury’s other specialty businesses will complement the Fairmont division of Crum & Forster.

Zenith National

Zenith National reported an underwriting loss of $26.6 and combined ratio of 123.4% for the first quarter 2011. The 2011 accident year loss ratio was consistent with the 2010 accident year loss ratio reported as of December 31, 2010 and there was no development of prior years’ reserves during the first quarter of 2011. Gross premiums written during the first quarter of 2011 reflected a 17% increase over the first quarter of 2010 (the first quarter of 2010 was prior to the acquisition by Fairfax and is not reflected in the table above). This improvement reflected the combined impacts of increases in new business written in the first quarter of 2011, and strong retention and improving payroll trends for renewing customers. Zenith National expects premium rates in California to continue to increase during 2011, combined with rate increases in Florida effective January 1, 2011.

Zenith National’s pre-tax loss before interest and other of $18.9 in the first quarter of 2011 was comprised of an underwriting loss of $26.6 and net losses on investments of $5.0, partially offset by interest and dividend income of $12.7. The $5.0 of net losses on investments was comprised primarily of net mark-to-market losses on bonds ($17.2), partially offset by net mark-to-market gains on common stocks ($10.1).

Zenith National had cash resources of $36.4 at March 31, 2011. Cash used in operating activities was $6.4 in the first quarter of 2011 (excluding cash flow activity related to securities recorded at fair value through profit and loss).

Fairfax Asia

	First quarter
	2011	2010
Underwriting profit	5.8	1.3
Combined ratio	85.9%	96.4%
Gross premiums written	111.7	82.6
Net premiums written	61.3	50.6
Net premiums earned	41.2	35.0
Underwriting profit	5.8	1.3
Interest and dividends	(9.5)	8.4
Operating income (loss)	(3.7)	9.7
Net gains (losses) on investments	(2.5)	5.2
Pre-tax income (loss) before interest and other	(6.2)	14.9

On March 24, 2011, the company completed the acquisition of Pacific Insurance. Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. The assets, liabilities and results of operations of Pacific Insurance since acquisition were included in the Insurance – Fairfax Asia reporting segment. The results of operations of Pacific Insurance did not significantly impact the Insurance – Fairfax Asia reporting segment during the first quarter of 2011.

Underwriting results for Fairfax Asia in the first quarter of 2011 featured an underwriting profit of $5.8 and a combined ratio of 85.9%, compared to an underwriting profit of $1.3 and a combined ratio of 96.4% in the first quarter of 2010, with the first quarter of 2011 reflecting favourable underwriting results at First Capital, partially offset by unfavourable results at Falcon. In the first quarter of 2011, increased property, engineering, marine hull and workers’ compensation business activity at First Capital and Falcon resulted in a 35.2% increase in gross premiums written. Net premiums written did not increase to the same extent as gross premiums written (increased 21.1% in the first quarter of 2011 compared to the first quarter of 2010) as a result of increased purchases of facultative reinsurance in connection with new risks written during the first quarter of 2011. The first quarter of 2011 underwriting results included 3.5 combined ratio points ($1.4) attributable to net favourable development of prior years’ reserves, primarily related to motor lines of business (compared to 3.6 combined ratio points ($1.3) of net adverse development of prior years’ reserves in the first quarter of 2010 primarily related to unfavourable development of marine hull claims).

Fairfax Asia recorded net losses on investments in the first quarter of 2011 of $2.5 (comprised of $6.6 of net losses on common stocks and equity derivatives (including $7.9 of net mark-to-market losses related to the company’s equity hedges) and $2.1 of net losses related to foreign currency, partially offset by $6.4 of net gains on preferred stocks) compared to net gains of $5.2 in the first quarter of 2010 (primarily related to net gains on bonds at Falcon). Interest and dividends in the first quarter of 2011 included the company’s share of the loss of ICICI Lombard of $13.8 (compared to the company’s share of profit of ICICI Lombard of $4.1 in the first quarter of 2010). The company’s share of the loss of ICICI Lombard in the first quarter of 2011 primarily resulted from reserve strengthening related to ICICI Lombard’s pro-rata share of the Indian non-voluntary motor pool. During the first quarter of 2011, Fairfax invested an additional $85.0 in Fairfax Asia to fund the acquisition of Pacific Insurance ($71.5) and the participation in an ICICI Lombard rights offering ($19.8).

Decreased interest and dividends and the year-over-year decrease in net gains on investments, partially offset by improved underwriting profit produced a first quarter pre-tax loss before interest and other of $6.2 in the first quarter of 2011 compared to pre-tax income before interest and other of $14.9 in the first quarter of 2010.

Reinsurance – OdysseyRe(1)

	First quarter
	2011	2010
Underwriting profit (loss)	(227.3)	(58.3)
Combined ratio	150.3%	112.8%
Gross premiums written	600.7	561.6
Net premiums written	509.9	473.2
Net premiums earned	451.9	457.1
Underwriting profit (loss)	(227.3)	(58.3)
Interest and dividends	52.1	64.5
Operating income (loss)	(175.2)	6.2
Net gains (losses) on investments	(26.9)	150.5
Pre-tax income (loss) before interest and other	(202.1)	156.7

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and US GAAP and acquisition accounting adjustments recorded by Fairfax related to the privatization of OdysseyRe.

As of January 1, 2011, the company has presented the assets, liabilities and results of operations of Clearwater in the Runoff reporting segment following the transfer of ownership of Clearwater from OdysseyRe to the TIG Group. Prior period comparative figures have been presented on a consistent basis to give effect to the transfer as of January 1, 2010. Clearwater is an insurance company which has been in runoff since 1999.

In the first quarter of 2011, OdysseyRe reported an underwriting loss of $227.3 and a combined ratio of 150.3%, compared to an underwriting loss of $58.3 and a combined ratio of 112.8% in the first quarter of 2010. The first quarter of 2011 combined ratio included 66.2 combined ratio points ($297.4 net of reinstatement premiums) related to current period catastrophe losses, principally related to the Japan earthquake and tsunami (56.0 combined ratio points, $252.4 net of reinstatement premiums) and the New Zealand (Christchurch) earthquake (5.2 combined ratio points, $22.8 net of reinstatement premiums). Prior to giving effect to the Japan earthquake and tsunami and the New Zealand (Christchurch) earthquake, OdysseyRe would have generated an underwriting profit of $47.9 and produced a combined ratio of 89.0%. The 2010 first quarter combined ratio included 26.0 combined ratio points ($118.3 net of reinstatement premiums) related to current period catastrophe losses, principally related to the Chilean earthquake (18.9 combined ratio points, $86.2 net of reinstatement premiums) and European windstorm Xynthia (2.9 combined ratio points, $13.8 net of reinstatement premiums). The first quarter of 2011 underwriting results included 1.0 combined ratio point ($4.7) attributable to net favourable development of prior years’ reserves, comprised of net favourable development in the U.S. Insurance and EuroAsia divisions, partially offset by net adverse development in the London Market and Americas divisions. First quarter 2010 underwriting results benefited from 0.9 of a combined ratio point ($4.2) of net favourable prior period reserve development, comprised of net favourable development in the London Market and U.S. Insurance divisions, partially offset by net adverse development in the Americas and EuroAsia divisions. OdysseyRe’s expense ratio excluding commissions increased modestly year-over-year (11.0% in the first quarter of 2011, compared to 10.8% in the first quarter of 2010) as a result of a 1.1% decline in net premiums earned relative to a 0.4% increase in underwriting operating expenses principally related to compensation costs. OdysseyRe’s commission expense ratio of 17.8% in the first quarter of 2011, compared to 19.5% in the first quarter of 2010, reflected the benefit of $17.8 of reinstatement premiums which do not attract commissions and the shift to excess of loss business with lower commission rates compared to higher commission rate pro rata business.
Gross premiums written during the first quarter of 2011 increased 7.0% to $600.7 from $561.6 primarily as a result of reinstatement premiums related to the significant catastrophe losses, the timing of the renewal of certain professional liability policies and increased writings of property catastrophe lines of business, partially offset by planned reductions in writings of casualty treaty lines of business. The broad competitive pressures in the global reinsurance and insurance markets, particularly in casualty lines of business, continued to persist while opportunities exist in certain property lines of business. Gross premiums written in the first quarter of 2011 increased by 24.1%, 8.2% and 8.2% in the London Market, EuroAsia and US Insurance divisions respectively, partially offset by a decrease of 1.9% in the Americas division. Net premiums written of $509.9 during the first quarter of 2011 increased 7.8% from $473.2 in the first quarter of 2010 reflecting the growth in gross premiums written.

Interest and dividend income in the first quarter of 2011 decreased 19.2% compared to the first quarter of 2010, primarily reflecting increased expenses incurred in connection with total return swaps and by a slight decrease in yield. OdysseyRe reported net investment losses of $26.9 in the first quarter of 2011 (including $88.3 of net losses related to CPI-linked and other derivatives, $14.4 of net losses on bonds (including $43.0 of net mark-to-market losses principally related to government bonds), $2.4 of net losses on common stocks and equity derivatives (including $154.1 of net mark-to-market losses related to the company’s equity hedges), partially offset by $74.4 of net gains on preferred stocks and $3.9 of net gains related to foreign currency) compared to net investment gains of $150.5 in the first quarter of 2010 (including $176.7 of net gains on common stocks and equity derivatives and $66.2 of net gains on bonds, partially offset by $65.3 of net losses related to foreign currency, $13.2 of net losses on preferred stocks and $12.7 of net losses related to CPI-linked and other derivatives). The year-over-year decrease in net gains on investments, the increased underwriting losses and decreased interest and dividends produced a pre-tax loss before interest and other of $202.1 in the first quarter of 2011 compared to pre-tax income before interest and other of $156.7 in the first quarter of 2010.

OdysseyRe’s cash resources decreased by $307.7 in the first quarter of 2011 compared to an increase of $71.0 in the first quarter of 2010. Cash provided by operating activities of $73.1 in the first quarter of 2011, compared to $52.8 of cash provided by operating activities in the first quarter of 2010 (excluding cash flow activity related to securities recorded at fair value through profit and loss in the first quarters of 2011 and 2010), with the year-over-year change primarily attributable to, lower net paid losses offset by a decrease in taxes paid in the first quarter of 2011.

Reinsurance and Insurance – Other

For the quarters ended March 31, 2011 and 2010

	2011
	Group Re	Advent	Polish Re	Fairfax Brasil	Intercompany	Total
Underwriting profit (loss)	(40.0)	(41.3)	(0.2)	(2.0)	–	(83.5)
Combined ratio	160.8%	194.1%	101.5%	216.4%	–	166.3%
Gross premiums written	38.0	140.9	29.0	11.0	(35.0)	183.9
Net premiums written	37.9	63.4	22.8	(4.7)	–	119.4
Net premiums earned	65.7	43.9	14.7	1.8	–	126.1
Underwriting profit (loss)	(40.0)	(41.3)	(0.2)	(2.0)	–	(83.5)
Interest and dividends	6.0	4.6	0.3	0.1	–	11.0
Operating income (loss)	(34.0)	(36.7)	0.1	(1.9)	–	(72.5)
Net gains (losses) on investments	(2.4)	(7.1)	(2.4)	1.6	–	(10.3)
Pre-tax loss before interest and other	(36.4)	(43.8)	(2.3)	(0.3)	–	(82.8)

	2010
	Group Re	Advent	Polish Re	Fairfax Brasil	Intercompany	Total
Underwriting profit (loss)	(6.1)	(31.8)	0.8	(1.7)	—	(38.8)
Combined ratio	111.5%	141.0%	93.2%	—	—	127.2%
Gross premiums written	64.3	163.3	23.1	0.2	(25.2)	225.7
Net premiums written	64.3	102.3	18.1	0.2	—	184.9
Net premiums earned	52.4	77.7	12.2	—	—	142.3
Underwriting profit (loss)	(6.1)	(31.8)	0.8	(1.7)	—	(38.8)
Interest and dividends	6.1	4.0	0.5	0.3	—	10.9
Operating income (loss)	—	(27.8)	1.3	(1.4)	—	(27.9)
Net gains on investments	43.3	4.9	1.5	0.6	—	50.3
Pre-tax income (loss) before interest and other	43.3	(22.9)	2.8	(0.8)	—	22.4

In the first quarter of 2011, the Reinsurance and Insurance – Other segment produced a combined ratio of 166.3% and an underwriting loss of $83.5, compared to a combined ratio of 127.2% and an underwriting loss of $38.8 in the first quarter of 2010. The first quarter of 2011 underwriting results included current period catastrophe losses of 80.1 combined ratio points ($100.3 net of reinstatement premiums) principally related to increased catastrophe losses at Advent and Group Re related to the impact of the Japan earthquake and tsunami (44.7 combined ratio points, $56.9 net of reinstatement premiums), the New Zealand (Christchurch) earthquake (19.3 combined ratio points, $24.8 net of reinstatement premiums) and the Australian storms and Cyclone Yasi (14.7 combined ratio points, $18.6 net of reinstatement premiums). Prior to giving effect to these three significant catastrophe losses, the combined ratio of the Reinsurance and Insurance – Other segment was 87.6% in the first quarter of 2011. The first quarter of 2010 included current period catastrophe losses of 43.4 combined ratio points ($61.3 net of reinstatement premiums), primarily related to the impact of the Chilean earthquake (35.7 combined ratio points) on the property reinsurance businesses of Advent and Group Re. Prior to giving effect to the impact of the Chilean earthquake, the combined ratio of the Reinsurance and Insurance – Other segment was 91.5% in the first quarter of 2010. First quarter 2011 underwriting results included 1.8 combined ratio points ($2.3) of net adverse development of prior years’ reserves, comprising net adverse development principally at Advent. First quarter 2010 underwriting results included 2.4 combined ratio points ($3.4) of net favourable development of prior years’ reserves, primarily comprising net favourable development at Advent related to recent years of account.

Gross premiums written and net premiums written by the Reinsurance and Insurance – Other segment in the first quarter of 2011 decreased by 18.5% and 35.4% respectively compared to the first quarter of 2010. Gross premiums written and net premiums written by Group Re decreased during the first quarter of 2011 primarily as a result of an unearned premium portfolio transfer due to a reduction in participation by Group Re on a quota share reinsurance contract (from 20% to 10% effective from January 1, 2011) that resulted in the return to Northbridge of $42.3 of unearned premium which had previously been ceded to Group Re. Advent’s first quarter 2011 gross written premiums, net written premiums and net premiums earned decreased year-over-year as the result of reinsurance-to-close premiums ($30.1) received in the first quarter of 2010 which did not recur in the first quarter of 2011. After adjusting for the Group Re unearned premium portfolio transfer and Advent’s reinsurance-to-close premiums received in the first quarter of 2010, the net premiums written by the Reinsurance and Insurance – Other segment increased by $6.9 or 4.5% principally as a result of increased premiums written by Group Re.

The Reinsurance and Insurance – Other segment reported net investment losses of $10.3 in the first quarter of 2011 (principally $12.2 of net losses on bonds (including $10.6 of net mark-to-market losses principally related to sovereign government bonds) and $7.3 of net losses on CPI-linked derivatives, partially offset by $6.5 of net gains on common stocks and equity derivatives and $3.5 of net gains on preferred stocks) compared to net investment gains of $50.3 in the first quarter of 2010 (principally related to $34.5 of net gains on common stocks and equity derivatives and $14.3 of net gains on bonds). Decreased net investment gains and decreased underwriting profitability, partially offset by a nominal increase in interest and dividend income produced a pre-tax loss before interest and other of $82.8 compared to a pre-tax income before interest and other of $22.4 in the first quarter of 2010.

Runoff

	First quarter
	2011	2010
Gross premiums written	110.0	1.3
Net premiums written	110.2	1.4
Net premiums earned	112.6	1.4
Losses on claims	(113.2)	(7.2)
Operating expenses	(24.7)	(22.2)
Interest and dividends	31.2	23.7
Operating income (loss)	5.9	(4.3)
Net gains on investments	42.3	82.3
Pre-tax income	48.2	78.0

On January 1, 2011, the company reclassified the assets, liabilities and results of operations of Clearwater from the Reinsurance – OdysseyRe reporting segment to the Runoff reporting segment following the transfer of ownership of Clearwater from OdysseyRe to the TIG Group. Prior period comparative figures were restated to give effect to this transfer as of January 1, 2010. Clearwater is an insurance company which has been in runoff since 1999. On January 1, 2011, the company’s runoff Syndicate 3500 (managed by RiverStone (UK)) accepted the reinsurance-to-close of all of the liabilities of Syndicate 376. This reinsurance-to-close transaction (effectively a loss reserve portfolio transfer) resulted in the receipt by Syndicate 3500 of $110.3 of cash and investments as consideration (reported as premiums in the table above) for the assumption of net loss reserves of $110.3 (reported as losses on claims in the table above). Prior to January 1, 2011, Syndicate 376 was unrelated to Fairfax and its affiliates. On August 17, 2010, the company commenced consolidating the assets, liabilities and results of operations of GFIC following the completion of the acquisition of all of the outstanding common shares of GFIC. The results of operations of GFIC since the acquisition were included in the Runoff reporting segment.

The Runoff segment pre-tax income of $48.2 in the first quarter of 2011 (compared to pre-tax income of $78.0 in the first quarter of 2010), primarily reflected increased operating income of $5.9 (compared to operating loss of $4.3 in the first quarter of 2010), partially offset by a year-over-year decrease in net gains on investments. The increased operating income principally reflected lower losses on claims (after adjusting for $110.3 of losses on claims related to the reinsurance-to-close of Syndicate 376 as described in the preceding paragraph) and increased interest and dividends, partially offset by modestly increased operating expenses. Incurred losses of $113.2 in the first quarter of 2011 were principally comprised of $110.3 of net loss reserves assumed by European Runoff in connection with the reinsurance-to-close of Syndicate 376. Incurred losses of $7.2 in the first quarter of 2010 were impacted by adverse development of prior years’ claims in European Runoff. Interest and dividend income increased to $31.2 in the first quarter of 2011 compared to the first quarter of 2010 primarily as a result of increased yield and equity earnings of investees, partially offset by increased investment expenses. The first quarter of 2011 net gains on investments of $42.3 included $55.5 of net gains on common stocks and equity derivatives, $7.1 of net gains related to foreign currency and $4.2 of net gains on preferred stocks, partially offset by $13.6 of net losses related to CPI-linked and other derivatives and $10.9 of net losses on bonds (including $22.7 of net mark-to-market losses on government bonds). First quarter 2010 net gains on investments of $82.3 were principally comprised of $61.9 of net gains on common stocks and equity derivatives, $20.6 of net gains on bonds and $1.1 of net gains related to CPI-linked derivatives, partially offset by $1.3 of net losses related to foreign currency. Runoff paid dividends to Fairfax of $105.0 during the first quarter of 2011.

Other(1)

	First quarter
	2011	2010
Revenue	154.4	141.8
Expenses	(148.6)	(137.0)
Pre-tax income before interest and other	5.8	4.8
Interest expense	(0.4)	(0.2)
Pre-tax income	5.4	4.6

(1)	These results differ from those published by Ridley Inc. primarily due to purchase accounting adjustments related to the acquisition of Ridley.

The Other business segment comprises the animal nutrition business (Ridley).

Increased revenue during the first quarter of 2011 resulted from higher commodity prices year-over-year which Ridley was able to pass on to its customers. The benefit of improved product mix, partially offset by the effect of lower overall volumes resulted in increased pre-tax income before interest and other in the first quarter of 2011 compared to the first quarter of 2010. Ridley is one of North America’s leading animal nutrition companies.

Other Elements of Net Earnings

Consolidated interest and dividend income in the first quarter of 2011 of $178.5 included the interest and dividends of Zenith National, First Mercury and GFIC since acquisition (which were not included in the first quarter of 2010). Consolidated interest and dividend income in the first quarter of 2011 decreased 7.6% to $160.4 from $173.6 in the first quarter of 2011 (after excluding $12.7 and $5.4 of interest and dividends recorded by Zenith National and GFIC respectively) primarily as the result of the impact of increased investment expenses incurred in connection with total return swaps ($26.0 in the first quarter of 2011 compared to $5.9 in the first quarter of 2010), partially offset by a slight increase in yield. Consolidated share of profit (loss) of associates was a loss of $6.6 in the first quarter of 2011 compared to a profit of $7.6 in the first quarter of 2010 with the decrease principally related to the company recording its share of reserve strengthening related to ICICI Lombard’s pro-rata share of the Indian non-voluntary motor pool.

Net losses on investments in the first quarter of 2011 of $101.5 (net gains on investments of $597.8 in the first quarter of 2010) were comprised as shown in the table below.

	March 31, 2011			March 31, 2010
	Realized gains (losses) on positions closed or sold in the period	Mark-to-market gains (losses) arising on positions remaining open at end of period	Net gains (losses) on investments	Realized gains (losses) on positions closed or sold in the period	Mark-to-market gains (losses) arising on positions remaining open at end of period	Net gains (losses) on investments
Net gains (losses) on investments:
Common stocks	0.7	350.4	351.1	72.4	382.3	454.7
Preferred stocks – convertible	–	168.0	168.0	—	(34.3)	(34.3)
Bonds – convertible	25.4	48.1	73.5	(8.4)	65.0	56.6
Other equity derivatives(1)	7.9	21.9	29.8	—	115.7	115.7
Equity and equity-related holdings	34.0	588.4	622.4	64.0	528.7	592.7
Economic equity hedges	—	(428.4)	(428.4)	—	(105.8)	(105.8)
Net pre-tax effect of economic equity hedging program	34.0	160.0	194.0	64.0	422.9	486.9
Bonds	(7.3)	(133.0)	(140.3)	34.2	160.4	194.6
Preferred stocks	0.5	(0.7)	(0.2)	—	3.0	3.0
CPI-linked derivatives	–	(167.2)	(167.2)	—	(11.2)	(11.2)
Other derivatives	11.4	(19.9)	(8.5)	(4.7)	9.8	5.1
Foreign currency	(5.4)	26.0	20.6	(22.2)	(62.2)	(84.4)
Other	0.2	(0.1)	0.1	0.8	3.0	3.8
	33.4	(134.9)	(101.5)	72.1	525.7	597.8
Net gains (losses) on bonds is comprised
as follows:
Government bonds	(6.6)	(131.3)	(137.9)	0.1	9.8	9.9
U.S. states and municipalities	2.0	9.3	11.3	(3.8)	55.9	52.1
Corporate and other	(2.7)	(11.0)	(13.7)	37.9	94.7	132.6
	(7.3)	(133.0)	(140.3)	34.2	160.4	194.6

(1)	Other equity derivatives includes equity total return swaps-long positions, equity call options and warrants.

The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. At March 31, 2011, equity hedges represented approximately 83.1% of the company’s equity and equity-related holdings ($7,994.9) as indicated in the tabular analysis in note 22 (Financial Risk Management) under the heading of Market Price Fluctuations in the company’s interim consolidated financial statements for the three months ended March 31, 2011. With reference to the table above, net losses on investments of $101.5 in the first quarter of 2011 included net mark-to-market losses of $428.4 related to short equity and equity index total return swaps (economic equity hedges) which were more than offset by $622.4 of net gains on the company’s equity and equity-related holdings. The net effect of the economic equity hedging program on pre-tax net earnings was an increase of $194.0 in the first quarter of 2011. Net mark-to-market losses of $133.0 related to bonds resulted from an increase in long term interest rates during the first quarter of 2011.

Consolidated interest expense increased 16.9% to $53.2 in the first quarter of 2011 from $45.5 in the first quarter of 2010, primarily reflecting the additional interest expense incurred following the company’s second quarter 2010 issuance of Cdn$275.0 of senior unsecured notes, interest expense incurred on Zenith National’s redeemable debentures following the acquisition of Zenith National in the second quarter of 2010, interest expense incurred on the TIG Note in connection with the acquisition of GFIC in the third quarter of 2010 and interest expense incurred on First Mercury’s trust preferred securities following the acquisition of First Mercury in the first quarter of 2011. Consolidated interest expense is comprised of the following:

	First quarter
	2011	2010
Fairfax	33.1	29.7
Crum & Forster (including $0.9 related to First Mercury)	8.0	7.0
Zenith National	0.8	—
OdysseyRe	7.7	7.5
Advent	1.1	1.1
Runoff (TIG)	2.1	—
Ridley	0.4	0.2
	53.2	45.5

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and the investment income, including net investment gains and losses, earned on holding company cash and investments, and is comprised of the following:

	First quarter
	2011	2010
Fairfax corporate overhead	29.8	25.7
Subsidiary holding companies corporate overhead	12.0	19.1
Holding company interest and dividends	(4.4)	(6.6)
Holding company net (gains) losses on investments	16.5	(82.9)
Investment management and administration fees	(26.3)	(11.2)
	27.6	(55.9)

Fairfax corporate overhead expense in the first quarter of 2011 increased to $29.8 from $25.7 in the first quarter of 2010, primarily as a result of increased legal expenses, partially offset by decreased compensation expenses. Subsidiary holding companies’ corporate overhead expense in the first quarter of 2011 decreased to $12.0 from $19.1 in the first quarter of 2010, primarily as a result of decreased compensation expenses and decreased charitable donations, partially offset by increased general expenses. Interest and dividends earned on holding company cash and investments decreased in the first quarter of 2011 compared to the first quarter of 2010 as a result of increased expenses incurred in connection with total return swaps. Net losses on investments at the holding company of $16.5 in the first quarter of 2011 (2010 – net gains of $82.9) included $56.2 of net losses on common stocks and equity derivatives (including $90.2 of net mark-to-market losses related to the company’s equity hedges), partially offset by $25.0 of net gains on preferred stocks, $9.7 of net gains on bonds and $6.2 of net gains related to foreign currency. Net gains on investments at the holding company of $82.9 in the first quarter of 2010 included $55.1 of net gains on bonds, $26.5 of net gains on common stocks and equity derivatives, $6.2 of net gains related to credit default swaps and other derivatives and $1.1 of net gains related to foreign currency, partially offset by $8.9 of net losses on preferred stocks.

The effective income tax rate of 39.5% implicit in the $156.6 recovery of income taxes in 2011 differed from the company’s Canadian statutory income tax rate of 28.3% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities) and income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s statutory income tax rate, partially offset by unrecorded income tax losses.

The effective income tax rate of 23.1% implicit in the $125.6 provision for income taxes in the first quarter of 2010 differed from the company’s statutory income tax rate of 31.0% primarily as a result of the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities, and capital gains in Canada which are only 50.0% taxable) and income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, partially offset by tax differences arising as a result of reporting the income of the Fairfax holding company in U.S. dollars in the consolidated financial statements whereas for tax purposes this income is reported in Canadian dollars.

The attribution of net earnings to the non-controlling interests in the consolidated statements of earnings is comprised as follows:

	First quarter
	2011	2010
Ridley	0.9	0.7
Fairfax Asia	0.2	0.2
	1.1	0.9

Financial Condition

Holding company cash and investments at March 31, 2011 totaled $1,061.0 ($989.3 net of $71.7 of holding company short sale and derivative obligations), compared to $1,540.7 at December 31, 2010 ($1,474.2 net of $66.5 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during 2011 included the following outflows – the payment of $294.3 in respect of the company’s acquisition of First Mercury (the holding company’s investment in First Mercury of $294.3 plus additional cash of $31.0 was contributed to Crum & Forster during the first quarter of 2011), the capital contribution of $85.0 made to Fairfax Asia to facilitate the acquisition of 100% of Pacific Insurance ($71.5) and to fund the participation in an ICICI Lombard rights offering ($19.8), the payment of $219.1 of common and preferred share dividends and taxes paid of $27.4 and the following inflows – the receipt of $209.0 of dividends (received from Crum & Forster ($104.0) and Runoff ($105.0)). The carrying values of holding company short term investments and marketable securities vary with changes in the fair values of those securities.

Subsidiary cash and short term investments decreased by $253.2 to $3,260.7 at March 31, 2011 from $3,513.9 at December 31, 2010, with the decrease primarily attributable to cash used in connection with the quarterly reset provisions of short equity and equity index total return swaps, cash used to purchase CPI-linked derivatives and short term investments, cash used in operating activities and dividends to Fairfax of $209.0 paid during the first quarter of 2011, partially offset by the consolidation of the cash and short term investments of First Mercury, Pacific Insurance and Syndicate 376 of $441.6, $33.8 and $84.4 respectively and capital contributions from the holding company to Fairfax Asia ($85.0) and Crum & Forster ($31.0) to fund the transactions described in the preceding paragraph.

Consolidated cash resources decreased by $739.0 during the first quarter of 2011, primarily as a result of $78.1 of cash used in operating activities (excluding $640.5 of cash used to purchase securities classified as at fair value through profit and loss) and $262.0 of cash used in financing activities (including the $219.1 of common and preferred share dividends paid, $11.1 of subordinate voting shares purchased for treasury and the $29.7 of subsidiary indebtedness repaid by First Mercury), partially offset by $241.6 of cash provided by investing activities (including cash used to acquire First Mercury and Pacific Insurance net of cash acquired, and the participation in an ICICI Lombard rights offering of $19.8). Consolidated cash resources increased by $1,084.1 in the first quarter of 2010, primarily as a result of $1,050.7 of net cash received on the sale of securities classified as at fair value through profit and loss and $166.1 of cash provided by financing activities (including the issuance of subordinate voting shares for net proceeds of $199.8 and the issuance of Cdn$200.0 par value of Series E preferred shares, for net proceeds of $183.1, partially offset by $205.8 of common and preferred share dividends paid), partially offset by $103.4 of cash used in operating activities (which reflected declining premiums and steady or only modestly declining paid losses and fixed operating expenses at certain operating companies and excludes $1,050.7 of cash received on the sale of securities classified as at fair value through profit and loss) and $29.3 of cash used in investing activities.

The net $271.4 increase in insurance contract receivables to $1,748.0 at March 31, 2011 from $1,476.6 at December 31, 2010 related primarily to the consolidation of the insurance contract receivables of First Mercury and Pacific Insurance of $44.9 and $7.3 respectively and $3.1 of insurance contract receivables acquired in connection with the reinsurance to close of Syndicate 376.

The net $599.2 increase in recoverable from reinsurers to $4,356.2 at March 31, 2011 from $3,757.0 at December 31, 2010 primarily related to the consolidation of the recoverable from reinsurers of First Mercury and Pacific Insurance of $374.6 and $26.1 respectively, $99.4 of recoverable from reinsurers acquired in connection with the reinsurance to close of Syndicate 376, the effects of losses ceded to reinsurers by OdysseyRe, Advent and Group Re related to the Japan earthquake and tsunami and the New Zealand (Christchurch) earthquake, increased business volume at Fairfax Asia and Fairfax Brasil, and increased reinsurance purchasing at OdysseyRe, partially offset by continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances.

The net $1,369.7 increase in provision for losses and loss adjustment expenses to $17,419.0 at March 31, 2011 from $16,049.3 at December 31, 2010 primarily related to the consolidation of the provision for losses and loss adjustment expenses of First Mercury and Pacific Insurance of $745.8 and $37.2 respectively, $197.0 of provision for losses and loss adjustment expenses acquired in connection with the reinsurance to close of Syndicate 376, the effects of significant catastrophe losses incurred by OdysseyRe, Advent and Group Re related to the Japan earthquake and tsunami and the New Zealand (Christchurch) earthquake and business growth at Fairfax Asia, partially offset by continued progress by Runoff and the effects of the soft underwriting cycle and competitive market conditions at Crum & Forster.

Portfolio investments comprise investments carried at fair value and equity accounted investments (at March 31, 2011, the latter primarily included the company’s investments in ICICI Lombard, Gulf Insurance, Cunningham Lindsey Group and other partnerships and trusts), the aggregate carrying value of which was $22,869.3 at March 31, 2011 ($22,660.8 net of subsidiary short sale and derivative obligations), compared to an aggregate carrying value at December 31, 2010 of $21,976.2 ($21,825.8 net of subsidiary short sale and derivative obligations). The net $835.0 increase in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) at March 31, 2011 compared to December 31, 2010 primarily reflected the consolidation of the investment portfolios of First Mercury, Pacific Insurance and Syndicate 376 ($832.4, $80.2 and $112.7 respectively at March 31, 2011), increased net unrealized gains on common stocks, the receipt of $19.0 of subsidiary corporate income tax refund and the favourable impact of foreign currency translation, partially offset by increased unrealized losses on the company’s equity hedges and government debt securities and subsidiary uses of cash, funded by subsidiary portfolio investments, that included the payment of dividends to Fairfax. Major movements in portfolio investments in the first quarter of 2011 included a $456.9 increase in common stocks and a $519.4 increase in bonds, partially offset by decreases of $253.2 in subsidiary cash and short term investments (as previously described). Investments in associates increased $52.0 and net derivatives and other invested assets decreased $80.9 (principally increased unrealized depreciation related to CPI-linked derivatives and the equity hedges, partially offset by the purchase of additional CPI-linked derivatives).

The company holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. At March 31, 2011, the company had aggregate equity and equity-related holdings of $7,994.9 (comprised of common stocks of $4,864.6, convertible preferred stocks of $617.4, convertible bonds of $583.1, certain investments in associates of $532.2 and equity-related derivatives with a notional amount of $1,397.6) compared to aggregate equity and equity-related holdings at December 31, 2010 of $7,589.4. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. As a result of volatility in the equity markets and international credit concerns during 2010, the company protected its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity index total return swaps, including short positions in the Russell 2000 index and the S&P 500 index (refer to table below) and in certain equities. At March 31, 2011, equity hedges represented approximately 83.1% of the company’s equity and equity-related holdings (December 31, 2010 – 80.2%). The company believes that the equity hedges will be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur; however, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the future impact of the company’s economic hedging programs related to equity risk.

	March 31, 2011			December 31, 2010
Underlying Equity Index	Units	Original notional amount(1)	Weighted average index value	Units	Original notional amount(1)	Weighted average strike price
Russell 2000	51,655,500	3,401.9	659.00	51,355,500	3,377.1	657.60
S&P 500	12,120,558	1,299.3	1,071.96	12,120,558	1,299.3	1,071.96

(1)	The aggregate notional amounts on the dates that the short positions were first initiated and adjusted for positions opened and closed in subsequent periods.

The net $91.8 increase in other assets to $992.8 at March 31, 2011 from $901.0 at December 31, 2010 related primarily to the increase in income taxes refundable. Income taxes refundable increased by $28.9 to $246.1 during the first quarter of 2011, as tax losses will enable certain entities to recover taxes paid in prior years. The deferred income tax asset increased by $176.3 to $666.8 during the first quarter of 2011, with the change primarily attributable to increases in operating loss carryforwards in the U.S.

The $158.8 increase in goodwill and intangible assets in the first quarter of 2011 resulted from the acquisitions of First Mercury and Pacific Insurance which added $129.5 and $25.5 of goodwill and intangible assets respectively as described in note 21 to the interim consolidated financial statements for the three months ended March 31, 2011 and the effect of foreign currency translation on the goodwill and intangible assets of Northbridge and Polish Re. Consolidated goodwill of $673.7 (December 31, 2010 – $572.1) and intangible assets of $434.2 (December 31, 2010 – $377.0) (principally related to the value of customer and broker relationships and brand names) are comprised primarily of amounts arising on the acquisition of First Mercury and Pacific Insurance during the first quarter of 2011, Zenith National during 2010, the privatization of Northbridge and OdysseyRe during 2009 and the acquisition of Polish Re during 2009. Annual impairment tests for goodwill and intangible assets not subject to amortization were completed primarily in the fourth quarter of 2010 and it was concluded that no impairment had occurred. The intended use, expected life and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The customer and broker relationships intangible assets will be amortized to net earnings over periods ranging from 8 to 20 years.

Non-controlling interests increased by $1.0 to $42.3 during the first quarter of 2011. The non-controlling interests balance remaining at March 31, 2011 primarily related to Ridley.

Financial Risk Management

The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate risk/reward balance and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures and processes for managing those risks during the first quarter of 2011 compared to those identified in 2010 other than as outlined in note 22 (Financial Risk Management) to the interim consolidated financial statements for the three months ended March 31, 2011.

Capital Structure and Liquidity

The company’s capital structure and financial ratios were as follows:

	March 31, 2011	December 31, 2010
Holding company cash and investments (net of short sale and derivative obligations)	989.3	1,474.2
Holding company debt	1,513.7	1,498.1
Subsidiary debt	988.2	919.5
Other long term obligations – holding company	312.0	311.5
Total debt	2,813.9	2,729.1
Net debt	1,824.6	1,254.9
Common shareholders’ equity	7,245.2	7,697.9
Preferred stock	934.7	934.7
Non-controlling interests	42.3	41.3
Total equity	8,222.2	8,673.9
Net debt/total equity	22.2%	14.5%
Net debt/net total capital(1)	18.2%	12.6%
Total debt/total capital(2)	25.5%	23.9%
Interest coverage(3)	n/a	1.8	x
Interest and preferred share dividend distribution coverage(4)	n/a	1.4	x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory tax rate.

Holding company debt (including other long term obligations) at March 31, 2011 increased by $16.1 to $1,825.7 from $1,809.6 at December 31, 2010, primarily reflecting the foreign currency translation effect during the first quarter of 2011 of the strengthening of the Canadian dollar relative to the U.S. dollar.

Subsidiary debt at March 31, 2011 increased by $68.7 to $988.2 from $919.5 at December 31, 2010, primarily reflecting the consolidation of First Mercury’s trust preferred securities pursuant to the acquisition transaction described in note 21 to the interim consolidated financial statements for the three months ended March 31, 2011.

At March 31, 2011 the company’s consolidated net debt/net total capital ratio increased to 18.2% from 12.6% at December 31, 2010. The change primarily reflected the decrease in holding company cash and investments (discussed in the Financial Condition section preceding this Capital Structure and Liquidity section), decreased common shareholders’ equity (resulting from decreased retained earnings, partially offset by increased accumulated other comprehensive income) and the consolidation of the trust preferred securities of First Mercury following its acquisition by the company. The consolidated total debt/total capital ratio increased to 25.5% at March 31, 2011 from 23.9% at December 31, 2010. The increase related primarily to the effects of the above-mentioned decreases in total equity and increases in total debt.

During any quarter, the insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to derivative obligations, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the first quarter of 2011, the insurance and reinsurance subsidiaries paid net cash of $272.2 (2010 – $66.7) with respect to short equity and equity index total return swap derivative obligations (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund such obligations from cash provided by operating activities and from sales of equity related investments whose market value will generally vary inversely with the market value of short equity and equity index total return swaps.

The company believes that cash, short term investments and marketable securities held at the holding company provide more than adequate liquidity to meet the holding company’s known obligations remaining in 2011. In addition to these holding company resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash, short term investments and marketable securities, and dividends from its insurance and reinsurance subsidiaries.

Refer to the first paragraph of the Financial Condition section preceding this Capital Structure and Liquidity section for a description of the significant cash movements at the Fairfax holding company level during the first quarter of 2011, including the payment of $294.3 and $71.5 to complete the company’s acquisitions of First Mercury and Pacific Insurance respectively. The company believes that it continues to have adequate liquidity at the holding company level to satisfy its known obligations for the foreseeable future. The company’s operating companies continue to maintain capital above minimum regulatory levels, in excess of levels required to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. The holding company’s known significant commitments for the remainder 2011 consist of interest and corporate overhead expenses, preferred share dividends and income tax payments.

Primarily as a result of the net loss attributable to shareholders of Fairfax ($240.6) and the company’s dividend payments on its common shares and preferred shares ($219.1), partially offset by the effect of increased accumulated other comprehensive income (an increase of $16.7 in the first quarter of 2011, primarily reflecting a net increase in foreign currency translation), shareholders’ equity at March 31, 2011 decreased by $452.7 to $8,179.9 from $8,632.6 at December 31, 2010. Common shareholders’ equity at March 31, 2011 was $7,245.2 or $354.72 per basic share (excluding the unrecorded $285.4 excess of fair value over the carrying value of equity accounted investments) compared to $376.33 per basic share (excluding the unrecorded $269.0 excess of fair value over the carrying value of equity accounted investments) at the end of 2010, representing a decrease per basic share in the first quarter of 2011 of 5.7% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2011, or 3.1% adjusted to include that dividend). During the first quarter of 2011, the number of basic shares decreased primarily as a result of the repurchase of 30,115 subordinate voting shares for treasury (for use in the company’s senior share plans). At March 31, 2011, there were 20,425,132 common shares effectively outstanding.

Contractual Obligations

Details of the company’s material contractual obligations at December 31, 2010 (including financial liabilities and credit and liquidity commitments) which give rise to commitments of future payments affecting the company’s short term and long term liquidity and capital resource needs are provided in note 31 to the interim consolidated financial statements for the three months ended March 31, 2011. The following table provides a payment schedule of the company’s material current and future obligations (holding company and subsidiaries) as at March 31, 2011.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss	3,813.2	4,580.1	3,038.4	5,987.3	17,419.0
Long term debt obligations – principal	6.1	385.1	268.1	2,261.6	2,920.9
Long term debt obligations – interest	190.5	378.2	332.6	783.6	1,684.9
Operating leases – obligations	58.0	97.4	68.6	140.0	364.0
	4,067.8	5,440.8	3,707.7	9,172.5	22,388.8

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian GAAP for publicly accountable enterprises would be converged with IFRS effective for fiscal years beginning on or after January 1, 2011. Accordingly, the company adopted IFRS effective January 1, 2011 and prepared its current interim consolidated financial statements, including 2010 comparative information, using IFRS accounting policies. The company’s financial statements for the year ending December 31, 2011 will be its first annual financial statements that comply with IFRS. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.

The company’s transition to IFRS was most affected by the measurement of financial assets, insurance contracts, employee benefits, and income taxes. With the exception of these items, and future changes to IFRS as discussed below, the company’s IFRS accounting policies do not differ significantly from those previously applied under Canadian GAAP. The 2010 IFRS comparative financial statements used the same estimates in their preparation as those previously used in the 2010 Canadian GAAP financial statements.

Early adoption of IFRS 9 Financial Instruments

While IFRS 9 is not mandatory until January 1, 2013, the company early adopted the issued phases of IFRS 9 as currently written for the classification and measurement of financial assets and liabilities to simplify its accounting for financial instruments and streamline its conversion process. Under this standard, the company’s business model requires its investment portfolio to primarily be measured at fair value through profit and loss (“FVTPL”), including for those investments previously classified as available for sale under Canadian GAAP. Retrospective application of IFRS 9 at the company’s transition date of January 1, 2010 resulted in $747.1 of net unrealized gains being transferred from accumulated other comprehensive income to retained earnings as described in note 26 to the interim consolidated financial statements for the three months ended March 31, 2011.

Future changes under IFRS

Many IFRS are currently undergoing modification or are yet to be issued for the first time. Future standards expected to have a significant impact on the company’s financial reporting are discussed below.

Insurance contracts

The Exposure Draft – Insurance Contracts was issued by the IASB on July 30, 2010 and the final standard is expected to be issued in the fourth quarter of 2011. The exposure draft is a comprehensive standard that addresses recognition, measurement, presentation and disclosure for insurance contracts. The measurement approach is based on the following building blocks: (i) a current, unbiased and probability-weighted average of future cash flows expected to arise as the insurer fulfils the contract; (ii) the effect of time value of money; (iii) an explicit risk adjustment; and (iv) a residual margin calibrated to ensure that no profit is recognized on inception of the contract. Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is required for short-duration contracts in which the coverage period is approximately one year or less. The effective date of the proposed standard remains to be determined, but is not expected to be earlier than January 1, 2015. Retrospective application will be required with some practical expedients available on adoption. The company has commenced evaluating the impact of the exposure draft on its financial reporting, and potentially, its business activities. The building block approach and the need for current estimates could add significant operational complexity compared to existing practice. The use of different measurement models depending on whether an insurance contract is considered short-duration or long-duration under the exposure draft presents certain implementation challenges and the proposed presentation requirements significantly alter the disclosure of profit and loss from insurance contracts in the consolidated financial statements.

Employee benefits

The IASB (along with the Financial Accounting Standards Board (“FASB”) in the U.S.) is developing a new accounting standard for employee benefits with the intent of improving accounting for defined benefit pension costs and obligations. On April 29, 2010, the IASB issued an Exposure Draft – Defined Benefit Plans: Proposed amendments to IAS 19. The exposure draft: eliminates the corridor method; requires that actuarial gains and losses be immediately recognized in other comprehensive income without recycling to net income; removes the ability to incorporate an expected rate of return on plan assets; and proposes a new presentation approach for changes in defined benefit obligations and the fair value of plan assets. The final standard is expected to be issued in the second quarter of 2011, with mandatory adoption no earlier than January 1, 2013. To streamline its conversion process, the company’s accounting policy under current IAS 19 is to immediately recognize actuarial gains and losses in other comprehensive income as such gains and losses arise, consistent with the requirements of the exposure draft.

Hedge accounting

The IASB issued an Exposure Draft – Hedge Accounting on December 9, 2010 with a proposed model that is intended to more closely align hedge accounting with risk management activities undertaken by companies when hedging their financial and non-financial risk exposures. Existing hedge accounting under IAS 39 Financial Instruments: Recognition and Measurement is complex and primarily rules driven; the proposed model is principles based and permits, for instance, hedging of components of non-financial items and the hedging of net positions, two areas that are prohibited under IAS 39. The final standard is expected to be issued in the third quarter of 2011 with mandatory adoption no earlier than January 1, 2013. The proposed hedge accounting model under IFRS 9, as currently drafted, is not expected to have a significant impact on the company’s equity, but may present opportunities for expanded application of hedge accounting in the future.

Leases

The IASB together with the U.S. FASB is developing a new accounting standard for leases, impacting both lessees and lessors. On August 17, 2010, the IASB issued an Exposure Draft – Leases that proposes to eliminate the distinction between operating and capital leases. Lessees would be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. Lessors would apply a performance obligation model or a derecognition model depending on whether control and all but a trivial amount of the risks and benefits of the underlying asset are transferred to the lessee. The final standard is expected in the fourth quarter of 2011, with mandatory adoption expected to be no earlier than January 1, 2013. However, the proposed standard would apply to all leases in force at the effective date. The company has commenced a preliminary assessment of the impact of the exposure draft on its lease commitments.

Lawsuit Seeking Class Action Status

For a full description of this matter, including the purported appeals by a proposed replacement lead plaintiff of the March 2010 judgment dismissing this action and of the July 2010 denial of that proposed replacement lead plaintiff’s motion to intervene, please see section (a) of “Lawsuits” in note 19 to the interim consolidated financial statements for the three months ended March 31, 2011.

Comparative Quarterly Data (unaudited)

	March 31, 2011(1)	December 31, 2010(1)	September 30, 2010(1)	June 30, 2010(1)	March 31, 2010(1)	December 31, 2009(2)	September 30, 2009(2)	June 30, 2009(2)
Revenue	1,564.2	744.2	1,842.0	1,393.7	1,985.1	1,407.3	2,213.4	1,735.5
Net earnings (loss)	(239.5)	(494.1)	390.2	22.6	419.3	83.2	625.6	321.5
Net earnings (loss) attributable to shareholders of Fairfax	(240.6)	(495.4)	389.3	23.5	418.4	79.4	562.4	275.4
Net earnings (loss) per share	$ (12.42)	$(24.82)	$ 18.59	$ 0.87	$ 20.47	$ 1.66	$ 31.04	$ 15.65
Net earnings (loss) per diluted share	$ (12.42)	$(24.82)	$ 18.50	$ 0.86	$ 20.38	$ 1.65	$ 30.88	$ 15.56

(1)	IFRS basis.

(2)	Canadian GAAP basis.

Operating results at the company’s insurance and reinsurance operations were improving as a result of company efforts, although they have recently been affected by an increasingly difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if our loss reserves (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with the current purported class action litigation; risks associated with our pending civil litigation; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize future income tax assets; assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries; and failures or security breaches of our computer and data processing systems. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.